SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   --------

                                   FORM 6-K

                                   --------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 18, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

           ---------------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

           ---------------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                  Form 20-F      X               Form 40-F
                              ---------                     ----------


 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)


                     Yes                            No          X
                             ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

2005 Hong Kong Annual Report
----------------------------

Company Profile

CNOOC Limited (the "Company", together with its subsidiaries, the "Group" or "we") - Incorporated in Hong Kong in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code:
0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in oil and natural gas exploration, development, production and sales.

The Group has four major oil production areas offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is one of the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Africa and Australia.

As at 31 December 2005, the Group owned net proved reserves of approximately
2.36 billion barrels-of-oil equivalent and its annual average net production was 424,108 barrels-of-oil equivalent per day. The Group had 2,696 employees and total assets of approximately RMB114.7 billion.

Content



002    Financial Summary                      070    Report of the Auditors
003    Operating Summary                      071    Consolidated Income Statement
004    Milestones 2005                        073    Consolidated Balance Sheet
006    Chairman's Report                      074    Consolidated Statement of Changes in Equity
012    Operations Review                      076    Consolidated Cash Flow Statement
028    Corporate Governance Report            077    Balance Sheet
042    Health, Safety and Environment         078    Notes to Financial Statements
046    Corporate Citizen                      146    Supplementary Information on Oil & Gas
048    Human Resources                               Production Activities (Unaudited)
052    Directors and Senior Management        151    Notice of Annual General Meeting
058    Report of the Directors                161    Glossary
064    Management Discussion and Analysis     163    Company Information


002


Financial Summary
(Amounts expressed in millions of RMB)

Consolidated Income Statement (Audited)

Year ended 31 December



                                                   2001          2002          2003          2004         2005
                                                           (Restated)    (Restated)    (Restated)
                                               (Note 2)      (Note 1)      (Note 1)      (Note 1)
                                          ----------------------------------------------------------------------
Total revenue                                    20,820        26,374        40,950        55,222       69,456
Total expenses                                  (10,596)      (13,652)      (25,305)      (32,882)     (33,284)
Interest income/(expenses), net                     201          (147)         (171)         (235)        (741)
Exchange gains/(losses), net                        235          (114)           (7)           29          287
Share of profit of associates                        90           165           220           344          307
Investment income                                   221           193           123            72          248
Non-operating income/(expenses), net                 35           (71)          315           519           28

                                          ----------------------------------------------------------------------

Profit before tax                                11,006        12,748        16,125        23,070       36,301
Tax                                              (3,048)       (3,541)       (4,628)       (6,931)     (10,978)

                                          ----------------------------------------------------------------------

Net profit                                        7,958         9,207        11,497        16,139       25,323

                                          ----------------------------------------------------------------------

Consolidated Balance Sheet (Audited)

As at 31 December

                                                   2001          2002          2003          2004         2005
                                                           (Restated)    (Restated)    (Restated)
                                               (Note 2)      (Note 1)      (Note 1)      (Note 1)

                                          ----------------------------------------------------------------------

Current assets                                   20,030        24,486        29,263        35,293       44,421
Property, plant and equipment, net               23,828        35,797        42,849        57,182       66,625
Investment in associates                            462           537         1,117         1,327        1,402
Intangible assets                                    --            --            --            --        1,300
Available-for-sale financial assets                  --            --            --            --        1,017

                                          ----------------------------------------------------------------------

Total assets                                     44,320        60,820        73,229        93,802      114,765

                                          ----------------------------------------------------------------------

Current liabilities                              (4,392)       (7,134)       (9,307)      (10,402)     (13,616)
Non-current liabilities                          (6,617)      (13,393)      (17,461)      (26,957)     (27,546)

                                          ----------------------------------------------------------------------

Total Liabilities                               (11,009)      (20,527)      (26,768)      (37,359)     (41,162)

                                          ----------------------------------------------------------------------

Shareholders' Equity                             33,311        40,293        46,461        56,443       73,603

                                          ----------------------------------------------------------------------


Note 1: Certain prior year amounts have been restated upon adoption of new/revised accounting policies, details of which are included in note 2 to the financial statements.

Note 2: The 2001 selected consolidated income statement data and consolidated balance sheet data were audited by Arthur Anderson & Co., which voluntarily relinquished its license to practice public accounting in 2002. Our current auditors, Ernst & Young, have not reaudited the financial statements. As such, no restatement was made for 2001 as the impacts on the consolidated financial statements are considered not material.

Operating Summary

Year ended 31 December



                                                   2001          2002          2003          2004         2005

                                          ----------------------------------------------------------------------
Production
Net production of crude and liquids (barrels/day)
Bohai Bay                                        99,978       127,756       129,506       134,512      178,840
Western South China Sea                          41,277        56,910        60,944        55,873       49,016
Eastern South China Sea                          81,404        73,792        72,981        96,989      103,741
East China Sea                                    3,967         3,223         2,536         2,121        1,706
Overseas                                          2,247        36,944        40,497        29,941       23,565

                                          ----------------------------------------------------------------------

Total                                           228,873       298,625       306,464       319,436      356,868

                                          ----------------------------------------------------------------------

Net production of natural gas (mmcf/day)
Bohai Bay                                          46.2          47.1          47.1          47.7         49.1
Western South China Sea                           139.0         142.3         127.8         215.2        229.6
Eastern South China Sea                             0.0           0.0           0.0           0.0          0.0
East China Sea                                      9.8          12.4          14.2          17.1         18.3
Overseas                                            0.0          70.8         101.9          84.1         92.7

                                          ----------------------------------------------------------------------

Total                                             195.0         272.6         291.0         364.1        389.6

                                          ----------------------------------------------------------------------

Total net production (BOE/day)                  261,379       346,639       356,729       382,513      424,108

                                          ----------------------------------------------------------------------

Reserves at year end
Net proved crude and liquids reserves (mm barrels)
Bohai Bay                                         961.3         992.5         990.4         974.6        920.2
Western South China Sea                           131.6         160.4         173.7         189.7        205.7
Eastern South China Sea                           132.2         120.3         154.7         168.0        211.2
East China Sea                                     12.4          12.5          13.9          21.5         21.2
Overseas                                            8.4         138.7         103.4         101.9         99.1

                                          ----------------------------------------------------------------------

Total                                           1,245.9       1,424.4       1,436.1       1,455.6      1,457.4

                                          ----------------------------------------------------------------------

Net proved natural gas reserves (bcf)
Bohai Bay                                         629.1         598.6         566.6         706.2        740.7
Western South China Sea                         2,421.5       2,511.2       2,564.0       2,484.8      2,604.0
Eastern South China Sea                             0.0          42.8         548.2         730.8        784.2
East China Sea                                    197.0         179.4         275.3         403.4        402.2
Overseas                                            0.0         215.9         200.3         321.4        899.9

                                          ----------------------------------------------------------------------

Total                                           3,247.6       3,547.9       4,154.4       4,646.6      5,430.9

                                          ----------------------------------------------------------------------

Total net proved reserves (million BOE)
Bohai Bay                                       1,066.2       1,092.3       1,084.8       1,092.3      1,043.7
Western South China Sea                           535.1         578.9         601.0         603.8        639.7
Eastern South China Sea                           132.2         127.5         246.1         289.8        341.9
East China Sea                                     45.2          42.4          59.8          88.7         88.2
Overseas                                            8.4         174.7         136.8         155.5        249.1

                                          ----------------------------------------------------------------------

Total                                           1,787.1       2,015.8       2,128.5       2,230.0      2,362.6

                                          ----------------------------------------------------------------------

Others
Reserve life (years)                               18.7          15.9          16.3          15.9         15.3
Reserve replacement ratio (%)                       131           281           187           173          186

Average realised price
Crude oil (US$/barrel)                            23.34         24.35         28.11         35.41        47.31
Natural gas (US$/mcf)                              3.08          2.98          2.87          2.75         2.82

                                          ----------------------------------------------------------------------

004




Milestones 2005

13 January                          o  CNOOC signed an  agreement  with the Shanghai  Municipal  Government  to construct a LNG terminal in Shanghai.

----------------------------------------------------------------------------------------------------------------

4 February                          o  CNOOC signed a petroleum  contract  with  Kerr-McGee  for the  deepwater block 43/11 in the Eastern South China Sea.

----------------------------------------------------------------------------------------------------------------

March                               o  Named the "Best Managed Company in China" by The Assets.

----------------------------------------------------------------------------------------------------------------

April                               o  Ranked  the  top  of  the  "Best  Managed   Companies  in  China"  in  a
                                       FinanceAsia poll.

----------------------------------------------------------------------------------------------------------------

12 April                            o  Announced  the  acquisition  of a 16.69% stake in the  Canada-based  MEG
                                       Energy Corporation for C$150 million.


----------------------------------------------------------------------------------------------------------------

21 April                            o  Announced the production of Luda 10-1 in Bohai Bay,  which  outperformed the Company's  expectation  with a daily output of over 7,000 barrels in well A11.

----------------------------------------------------------------------------------------------------------------

23 June                             o  Made an offer for Unocal for a cash  consideration  of US$18.5  billion, but the offer was finally withdrawn on 2 August.

----------------------------------------------------------------------------------------------------------------


                                                                                                                     005



September                           o Announced the commencement of production of Bozhong 25-1/25-1S (C/F
                                      Platforms) and Nanbao 35-2 oilfields.

----------------------------------------------------------------------------------------------------------------

12 October                          o  Announced the independent discovery of Luda 27-1 in Bohai Bay.

----------------------------------------------------------------------------------------------------------------

15 November                         o  Standard & Poor's  upgraded the  Company's  credit rating from "BBB+" to
                                       "A-" (Outlook Stable).


21 November                         o  Announced the commencement of production of Luda 5-2.


29 November                         o  Announced the independent  discovery of Jinxian 1-1 in the  Northeastern part of Bohai.

----------------------------------------------------------------------------------------------------------------

6 December                          o  CNOOC signed a petroleum  contract with Devon Energy Corporation for the deepwater block 42/05 in the Eastern South China Sea.


28 December                         o  Chairman Mr. Fu Chengyu was honoured CCTV 2005 Chinese  Business Figures of the Year.


006


Chairman's Report

We clearly know, for a high-quality public company, the opportunities are abundant when it comes to growth, innovation and the pursuit of excellence. Being mindful of these opportunities, we will exercise prudence and yet at the same time make aggressive efforts to take the company to news height.

008

Chairman's Report




Dear Shareholders,                                      During the year, our basic and diluted earnings per
                                                        share were RMB0.62 and RMB0.61 respectively. To reward
When you get this annual report, we, CNOOC Limited, a   our shareholders for their support, the Board of
company listed in New York and Hong Kong, have been in  Directors (the "Board") proposed a final dividend of
the capital market for five years.                      HK$0.10 per share. Together with the interim dividend
                                                        of HK$0.05 per share and the special interim dividend
We believe that we have achieved good financial and     of HK$0.05 per share, we will distribute a total of
operational performance over the past five years.       HK$0.20 per share to our shareholders for the year
Thanks to the satisfactory growth in our assets,        2005.
revenues and net profits, we have been able to show
continuing progress in creating value and delivering    Looking back at the year 2005 as well as the previous
good return to our shareholders.                        four years of listing, we have been committed to
                                                        deliver, and have delivered, the best return to our
First, let us look at the outstanding performance of    shareholders. As a responsible company, we will
CNOOC Limited in 2005. Our growth momentum was          continue to strive to create and add value to our
successfully maintained in 2005 as evidenced by our     business to share the fruits of our success with our
annual results. In addition to the detailed financial   shareholders, to allow employees and the Company to
statements and other information set out hereafter, I   grow together and to be responsible to the society,
am pleased to share with you a few highlights of our    community and environment. We also believe that our
performance in 2005:                                    shareholders will continue to be able to reap
                                                        satisfactory return from our business growth, our
Our total revenue rose by 25.8% to RMB69,455.7          dividend payouts and the excellent performance of our
million, while net profit reached yet another record    stock price.
high of RMB25,323.1 million, the highest ever since
our listing in 2001.

There was a steady growth in our oil and gas production. We produced a total of 130.3 million barrels of oil and 142.2 billion cubic feet of natural gas, achieving a total production of 154.8 million barrels of oil equivalent ("BOE"), representing a year-on-year increase of 10.6%.

Our production growth mainly came from the development projects offshore China coming on stream during the year. Seven new projects commenced production, which have contributed significantly to production growth during the year. Additionally, sixteen projects were under way.

The achievements of our exploration initiatives were just as remarkable. Altogether, we made fourteen new oil and gas discoveries and eight structures were successfully appraised offshore China. During the year, we realized a reserve replacement ratio of 186% and our net proved reserves increased by 288 million
BOE.


In light of the above, we would like to show you our key initiatives.

As a E&P corporation, our value depends on the scale of our reserve and production. Therefore we have always been seeking more areas for exploration, development and production and to extend our development potentials.

Within China, we intend to further step up our efforts
in exploration in offshore China in 2006. We will
initiate more exploration activities, acquire more
seismic data and drill more exploration wells in
various exploration areas. We will also extend the
reach of our exploration initiatives to the deep-water       [GRAPHIC OMITTED]
areas for more reserves to support the sustainable rapid growth of our business. As far as production is concerned, we plan to bring 10 oil and gas fields on stream this year.

In respect of our overseas business efforts, we made a friendly offer to acquire the US-based Unocal
Corporation in 2005. However, the desired outcome did not materialize due to a host of factors. During the process, from bidding to the final voluntary withdrawal, our overriding principles remain focused on the Company's future growth and our commitment to increasing shareholders' value.

As ever, our priority was on shareholders' interests
and the Company's future growth, whether at the time
of making the C$150 million acquisition of a 16.69%
stake in Canadian MEG Energy Corporation, or when we         [GRAPHIC OMITTED]
acquired a 45% stake in the license covering the OML
130 in Nigeria for a cash consideration of US$2.268 billion in January 2006.

We are dedicated to develop a path to overseas expansion to sustain the long-term growth of the Company. Our management team has been working hard towards this objective.

010

Chairman's Report

Of course, we never forget our social responsibilities
in the course of value creation. We are a socially
responsible company well aware of the importance of
our staff, the environment and our society as a whole.
We grow healthily together with our staff. At the same
time, we also made determined efforts to undertake
responsibilities for the community, the environment
and the society. "Win-Win for All" has been one of our
essential approaches. Indeed, in pursuit of our
corporate development, we constantly seek win-win            [GRAPHIC OMITTED]
situation for our staff, the community and the environment. We believe that our long-term viability and success, and our ability to continue to create and deliver value for our shareholders and the communities we serve, very much depend on conducting our business in a socially responsible manner.

In 2005, we continued to enhance our health, safety and environment (HSE) protection system by strengthening the implementation of safety management policies. The safety management standards were also improved further with the development of the HSE system, employees' safety education program and the establishment of its accountability system. Throughout the year, the Company was neither involved in any material spillage or pollution incident, nor subject to any liability claim for loss of over RMB1 million.

Currently, all oil and gas fields of the Company are
equipped with anti-pollution facilities and have
achieved stable discharge standards. They all have in
place environment monitoring system combining both           [GRAPHIC OMITTED]
manual and automatic monitors. Besides, contingency plan for safety protection have been established for every offshore oil and gas fields and safety drills are also conducted on regular basis.

As far as staff welfare is concerned, we not only provide a safe and healthy working environment, but also offer our staff reasonable packages and ample training opportunities in order to provide them with sufficient room for career development and added incentives. The section headed "Human Resources" in the annual report will explain more about the initiatives undertaken in fulfilling our responsibilities towards our staff.

OUR TREASURE,
YOUR ENERGY OF LIFE.


We are happy to take up our social responsibility in different areas and contribute to the advancement of the community and the society. As a responsible corporate citizen, we actively participate in various charity events and have long been involved in poverty relief and education endowments. We also give our whole-hearted support and donations to victims of natural disasters. In 2005, the Company made donations to several Chinese regions affected by Typhoons Talim and Damrey. Besides, donations were also made to the regions wreaked by Hurricane Katrina in the US. These efforts clearly reflect our heightened awareness of our social responsibility as a corporate citizen.

Last but not least, I would like to take this opportunity to welcome on board Mr. Tse Hau Yin, Aloysius and Mr. Lawrence J. Lau joining us as our independent non-executive directors; and Mr. Cao Xinghe, Mr. Wu Zhenfang and Mr. Wu Guangqi and Mr. Yang Hua joining us as our executive directors. Given their extensive experience and valuable insights, I strongly believe that they will make great contributions for the benefit of the Company.


Our success today is the result of dedicated efforts and devotion of our management and staff. Therefore I would also like to express my sincere gratitude for their support and hard work.

We clearly know, for a high-quality public company, the opportunities are abundant when it comes to growth, innovation and the pursuit of excellence. Being mindful of these opportunities, we will exercise prudence and yet at the same time make aggressive efforts to take the company to news height.




Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 24 March 2006

012


Operations Review


The Company continued its stable and robust growth in 2005: Encouraging success was achieved in exploration; Development projects came on stream on schedule; Production and reserves continued to grow. All these progresses combined with our high degree of transparency in corporate governance and prudent financial policies, gave a further boost to the business development of the Company.

[GRAPHIC OMITTED]

014


Solid Foundation and Unlimited Potential
In 2005, to create value for our shareholders, we continued to pursue active business expansion. Brilliant achievements were made on exploration, project development and overseas acquisitions. Our outstanding business performance is widely recognized by our shareholders and the market alike.

During the year, the Company made a lot of progresses in its active exploration activities, with 14 new oil and gas discoveries and 8 hydrocarbon-bearing structures successfully appraised. Its reserve replacement ratio reached 186%, surpassing that of previous year and continued to stand at the forefront amongst peers. As a result, the Company successfully maintained the growth momentum of its reserves.

Despite heavy workload, the Company's engineering constructions progressed with high efficiency . During the year, a record number of projects were put on stream, and these new projects contributed substantially to the Company's production. In addition, more than 10 projects were under way as scheduled.

In order to fulfill its commitment to future growth and to its shareholders, the Company continued to seek overseas acquisition opportunities. In 2005, it acquired assets and signed co-operation agreements in, among others, Canada and Morocco. The successful implementation of its overseas development strategy helped greatly to improve the Company's reputation around the world.

During the year, the Company continued to maintain its prudent financial policy and its credit rating was upgraded by Standard and Poor's. In respect of health, safety and environmental protection, no material safety nor pollution incident was recorded throughout the year. Meanwhile, the Company actively participated in community charity activities, further reinforcing its positive image as a corporate citizen.


Results Figures

In 2005, the Company followed its business strategies to achieve various targets of the year.

As of 31 December 2005, the Company's oil and gas production reached 154.8 million BOE, representing a year-on-year (YOY) increase of 10.6%. Crude oil production amounted to 356,868 barrels per day, while natural gas production was 389.6 MMCF per day, representing a YOY increase of 11.7% and 7.0% respectively. Total oil and gas production offshore China was 140.6 million BOE, including 121.7 million barrels of crude oil and 108.4 bcf of gas. In Indonesia, oil and gas production was 14.2 million BOE, including 8.6 million barrels of crude oil and 33.8 bcf of gas.

In 2005, the realized oil price of the Company was US$47.31 per barrel, an increase of 33.6% over the previous year. Realized natural gas price was US$2.82 per thousand cubic feet, a YOY increase of 2.6%.

Benefiting from high oil prices and the increase in its production, the Company's results were outstanding in terms of total revenue and net profits, etc. in 2005.

The Company realized a total revenue of RMB69,455.7 million, a YOY increase of 25.8% , and a net profit of RMB25,323.1 million, a YOY increase of 56.9%, setting yet another record in its history. The earnings per share were RMB0.62 and the return on shareholders' equity reached 38.9%.

Surging prices of raw materials, among other things, leading to higher production costs, represented a tough challenge for the whole industry. In 2005, the Company's production cost per BOE increased by 8.7% over 2004. Still, the figure fared better than those of international peers.


Operation Updates
In 2005, the Company realized a reserve replacement ratio of 186%, continuing its leading position among peers. During the year, 7 new projects commenced production, breaking the record set the previous year. At the same time, 16 projects were under way as scheduled. Below are the Company's activities on exploration, development and engineering constructions:

Exploration
In 2005, the Company was very active in exploration offshore China and made 14 new oil and gas discoveries, including 9 independent discoveries and 5 discoveries under Production Sharing Contracts (PSCs). Moreover, 8 structures were successfully appraised, of which 6 were independent and 2 were under PSCs. These appraisals helped cement a solid base for the subsequent development activities of the Company.

Meanwhile, the Company's overseas exploration activities were also vigorous. In 2005, the Company completed 2 wildcats in Indonesia and acquired 324 kilometers of 2D seismic data in block M in Myanmar.

During the year, the Company's reserves maintained its growth momentum. In 2005, the proved reserves increased by 288 million BOE, comprising 132 million barrels of crude oil and 926 bcf of natural gas. The Company realized a reserve replacement ratio of 186%.

016


Construction and Development
In 2005, the Company undertook more engineering projects than in 2004. There were altogether 16 projects under construction. Among these projects, 7 have been completed and have commenced production, namely Luda 10-1, Luda 4-2, Luda 5-2, Nanbao 35-2, Bozhong 25-1/25-1S (C/F platforms), Lufeng 13-2 and Caofeidian 11-3/5. These oil and gas fields made remarkable contributions to the Company's production for the year. The remaining projects are under way as scheduled.

During the year, the Company completed the construction and installation of 19 and 12 jackets respectively, and of 28 and 15 platform modules respectively. It also laid 540 kilometers of subsea pipelines and completed 2 terminals.

It is expected that a number of construction projects will be launched in 2006. Hence the Company's construction schedule will continue to be busy. It is estimated that the number of oil and gas projects under way will maintain at above 16. Besides, Chunxiao, Dongfang 1-1 Phase II, Qikou 17-2 East, Pinghu-BJT, etc. will be completed and commence production in 2006.

Natural Gas Business
Apart from actively finding new reserves, the Company is also aggressively developing its natural gas business. In 2005, its production of natural gas offshore China reached 142 bcf.

In 2005, the development project on Dongfang 1-1 Phase II was completed, and will commence production in the first half of 2006. Besides, in 2006, the North West Shelf Gas Project in Australia will also commence production to supply gas to the LNG Terminal in Guangdong province, marking the beginning of significant gas importing to China.

In the future, the Company will strengthen its exploration efforts in the South China Sea and develop more natural gas fields, in order to consolidate its leading position in the natural gas market along coastal China.


Overseas Development
In 2005, in order to fulfill its commitment to future growth and to its shareholders, the Company continued to seek overseas acquisition opportunities.

On 25 January 2005, a consortium led by the Company, the Singaporean Golden Aaron Pte Limited and the PRC-based HQCEC, signed PSCs with Myanma Oil and Gas Enterprise ("MOGE") on three blocks, C1, C2 and M2. In these blocks the Company is the Operator and owns 81.25% participation interests.

On 21 February 2005, the Company signed a joint study agreement with Office National de Recherches et d'Exploitations Petrolieres ("ONAREP"), a Morocco National Oil Company, to assess the oil potential in the basins of Haha and Missour, Morocco.

On 11 March 2005, the Company reached an agreement with the Canadian MEG Energy Corporation ("MEG") on the acquisition of a 18.5% (16.69% on a diluted basis) stake in MEG, for a consideration of C$150 million. The Company thereby obtained entry into potential oil sand projects in Canada.

On 23 June 2005, the Company made an offer to merge with Unocal for US$67 per share, or a total consideration of approximately US$18.5 billion. However, in light of considerable uncertainties and unbearable risks associated with the political environment in the US, the Company finally withdrew its offer on 2 August 2005. During the whole process, from bidding to the final voluntary withdrawal, our overriding principles remained unchanged, with the emphasis on the Company's future growth and our commitment to shareholders.

On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETPO") to acquire a 45% working interest in an offshore oil-mining license "OML 130" in Nigeria for a cash consideration of US$2.268 billion. Conditional upon, among other things, the approval of Nigerian National Petroleum Corporation ("NNPC") and the PRC government, the transaction is expected to be completed in the first half of 2006.

On 27 Jannuary 2006, the Company also acquired a 35% working interest in the contract for OPL229 in Nigeria for a consideration of US$60 million. In addition, the Company signed a PSC for block S in Equatorial Guinea, marking another progress in the Company's overseas business.

Research and Development
The technology research and development are mainly conducted by our research center. Besides, the Company's branches in Tianjin, Zhanjiang, Shenzhen and Shanghai are also engaged in certain research and development programs.

In 2005, we continued to actively pursue technology development in support of our core business of oil exploration and development. Encouraging progress was made in respect of those critical technology development projects on the exploration of offshore oil and gas resources, development of offshore marginal oil fields and enhancement of recovery of offshore heavy oil fields. Pioneer studies were also conducted on the exploration and development in deep water areas.

Certain research and development outcomes are already being applied in the production process of the Company with remarkable benefits. For example, the technology "Maximizing Reservoir Exposure Drilling & Fit-For-Purpose Sand Management" is found to be very effective in increasing the single-well production of offshore oilfields. This technology has been applied to the well A11 in Luda 10-1 field, realizing a production rate of over 7,000 barrels per day.

Health, Safety and Environmental Protection (HSE)
Our first priorities are always health, safety and environmental protection to guarantee the health and safety of employees. Over the years, the Company's staff and management at different levels have realized that "safety is always the weak link in corporate management". As a result, production safety, staff care and environmental protection have become an important part of our corporate culture.

In 2005, the Company made satisfactory progress in respect of safeguarding health, safety and environmental protection. During the year, it was neither involved in any material injury liability case, spillage and pollution incidents, nor subject to any safety-related liability claims for losses over RMB 1 million. Besides, the Company's OSHA Statistics results continued to be above average among its peers.

018


MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT



                                                                                           Net Reserves as of
                                                                                             31 December 2005
                                                                    Total (BOE/day)             Total (MM BOE)
                                                                     Oil (Bbls/day)              Oil (MM Bbls)
  Name of Block          Major Oil and Gas Field                     Gas (Mmcf/day)                  Gas (Bcf)
---------------------------------------------------------------------------------------------------------------
  Bohai Bay
---------------------------------------------------------------------------------------------------------------
  o Production
---------------------------------------------------------------------------------------------------------------
  Liaoxi                 Jinzhou20-2, Jinzhou9-3, Suizhong36-1,             104,680                      323.0
                         Luda4-2, Luda 5-2, Luda 10-1                    Oil 98,065                  Oil 286.5
                                                                             Gas 40                  Gas 219.1
---------------------------------------------------------------------------------------------------------------
  09/18                  Chengbei                                             4,229                        5.5
---------------------------------------------------------------------------------------------------------------
  Boxi                   QK18-1, QK18-2, QK17-2, QK17-3                      10,008                       18.5
                                                                          Oil 8,951                   Oil 15.9
                                                                              Gas 6                   Gas 15.4
---------------------------------------------------------------------------------------------------------------
  05/36                  Nanbao35-2, Qinghuangdao32-6                        21,914                      121.3
---------------------------------------------------------------------------------------------------------------
  11/05                  Penglai19-3                                          7,422                      132.5
---------------------------------------------------------------------------------------------------------------
  Bonan                  Bozhong34-2/4, Bozhong28-1, Bozhong26-2             21,797                      184.4
                         Bozhong25-1, Bozhong25-1s                       Oil 21,289                  Oil 165.2
                                                                              Gas 3                  Gas 115.2
---------------------------------------------------------------------------------------------------------------
  04/36                  Caofeidian11-1, Caofeidian11-2, Caofeidian11-3,
                         Caofeidian11-5                                      16,970                       28.8
---------------------------------------------------------------------------------------------------------------
  o Development
---------------------------------------------------------------------------------------------------------------
  Liaoxi                 Jinzhou21-1/25-1S                                                                90.7
                                                                                                      Oil 38.9
                                                                                                     Gas 310.3
---------------------------------------------------------------------------------------------------------------
  Bozhong                Qinhuangdao33-1, Bozhong3-1, Bozhong3-2                                           9.8
---------------------------------------------------------------------------------------------------------------
  Boxi                   Caofeidian18-1, Caofeidian18-2, QK18-9, Bozhong13-1                              20.1
                                                                                                       Oil 9.0
                                                                                                      Gas 67.1
---------------------------------------------------------------------------------------------------------------
  11/05                  Penglai25-6                                                                      10.5
---------------------------------------------------------------------------------------------------------------
  04/36&05/36            Caofeidian12-1, Caofeidian12-1S                                                  13.8
---------------------------------------------------------------------------------------------------------------
  Bonan                  Bozhong34-1, Bozhong34-1S, Bozhong34-3/5                                         28.3
---------------------------------------------------------------------------------------------------------------
  Liaodong               Luda27-2, Luda32-2                                                               37.4
---------------------------------------------------------------------------------------------------------------
  11/19                  Bozhong19-4, Bozhong26-2N                                                        19.1
                                                                                                      Oil 16.8
                                                                                                      Gas 13.6

---------------------------------------------------------------------------------------------------------------
  Bohai Subtotal                                                            187,021                    1,043.7
                                                                        Oil 178,840                  Oil 920.2
                                                                             Gas 49                  Gas 740.7
---------------------------------------------------------------------------------------------------------------




MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT (continued)

                                                                                           Net Reserves as of
                                                                                            31 December, 2005
                                                                    Total (BOE/day)             Total (MM BOE)
                                                                     Oil (Bbls/day)              Oil (MM Bbls)
  Name of Block          Major Oil and Gas Field                     Gas (Mmcf/day)                  Gas (Bcf)
---------------------------------------------------------------------------------------------------------------
  Eastern South China Sea
---------------------------------------------------------------------------------------------------------------
  o Production
---------------------------------------------------------------------------------------------------------------
  Huizhou14              Huizhou Oil Fields                                  18,117                       22.0
---------------------------------------------------------------------------------------------------------------
  16/19                  Huizhou19-3, Huizhou19-2, Huizhou19-1                2,782                       21.6
---------------------------------------------------------------------------------------------------------------
  15/12                  Xijiang24-3                                         16,576                       15.0
---------------------------------------------------------------------------------------------------------------
  Xijiang24              Xijiang30-2                                         10,788                        8.5
---------------------------------------------------------------------------------------------------------------
  Huizhou31              Liuhua11-1                                          18,699                       29.8
---------------------------------------------------------------------------------------------------------------
  16/05                  Lufeng13-1, Lufeng13-2                               3,513                       20.6
---------------------------------------------------------------------------------------------------------------
  Lufeng08               Lufeng22-1                                           2,382                        2.4
---------------------------------------------------------------------------------------------------------------
  15/34                  Panyu4-2, Panyu5-1                                  30,885                       29.7
---------------------------------------------------------------------------------------------------------------
  o Development
---------------------------------------------------------------------------------------------------------------
  Liuhua07               Panyu30-1, Liuhua19-5                                                            96.7
                                                                                                       Oil 3.0
                                                                                                     Gas 562.0
---------------------------------------------------------------------------------------------------------------
  Panyu33                Panyu34-1                                                                        30.7
                                                                                                       Oil 0.6
                                                                                                     Gas 180.8
---------------------------------------------------------------------------------------------------------------
  Xijiang04              Xijiang23-1                                                                      47.2
---------------------------------------------------------------------------------------------------------------
  15/34                  Panyu11-6                                                                         2.6
---------------------------------------------------------------------------------------------------------------
  Huizhou 14             Huizhou21-1(G)                                                                    9.1
                                                                                                       Oil 2.2
                                                                                                      Gas 41.3
---------------------------------------------------------------------------------------------------------------
  Huizhou 16             Huizhou25-1, Huizhou25-3                                                          6.1

---------------------------------------------------------------------------------------------------------------
  Eastern South China Sea Subtotal                                          103,741                      341.9
                                                                        Oil 103,741                  Oil 211.2
                                                                              Gas 0                  Gas 784.2
---------------------------------------------------------------------------------------------------------------

020



                                                                                           Net Reserves as of
                                                                                            31 December, 2005
                                                                    Total (BOE/day)             Total (MM BOE)
                                                                     Oil (Bbls/day)              Oil (MM Bbls)
  Name of Block          Major Oil and Gas Field                     Gas (Mmcf/day)                  Gas (Bcf)
---------------------------------------------------------------------------------------------------------------
  Western South China Sea
---------------------------------------------------------------------------------------------------------------
  o Production
---------------------------------------------------------------------------------------------------------------
  Yulin35                Weizhou Oil Fields                                  25,864                       46.4
                                                                         Oil 24,706                   Oil 44.7
                                                                              Gas 7                   Gas 10.5
---------------------------------------------------------------------------------------------------------------
  Yangjiang31            Wenchang13-1, Wenchang13-2                          23,077                       30.1
---------------------------------------------------------------------------------------------------------------
  Ledong01               Yacheng13-1                                         25,020                       76.2
                                                                          Oil 1,027                    Oil 4.5
                                                                            Gas 130                  Gas 430.1
---------------------------------------------------------------------------------------------------------------
  Changjiang25           Dongfang1-1                                         15,622                      223.1
                                                                            Oil 208                    Oil 3.0
                                                                             Gas 92                Gas 1,320.4
---------------------------------------------------------------------------------------------------------------
  o Development
---------------------------------------------------------------------------------------------------------------
  Yangjiang31/32         Wenchang8-3, Wenchang14-3, Wenchang15-1,
                         Wenchang19-1, Wenchang9-2, Wenchang9-3, Wenchang10-3                            123.6
                                                                                                      Oil 83.6
                                                                                                     Gas 239.7
---------------------------------------------------------------------------------------------------------------
  Ledong01               Yacheng13-4, Ledong22-1, Ledong15-1                                             101.8
                                                                                                       Oil 1.3
                                                                                                     Gas 603.3
---------------------------------------------------------------------------------------------------------------
  Yulin35                Weizhou6-1, Weizhou11-1, Weizhou11-1N,
                         Weizhou11-4N, Weizhou6-10, Weizhou12-8                                           38.5

---------------------------------------------------------------------------------------------------------------
  Western South China Sea Subtotal                                           89,583                      639.7
---------------------------------------------------------------------------------------------------------------
                                                                         Oil 49,016                  Oil 205.7
                                                                            Gas 230                Gas 2,604.0



                                                                                           Net Reserves as of
                                                                                            31 December, 2005
                                                                    Total (BOE/day)             Total (MM BOE)
                                                                     Oil (Bbls/day)              Oil (MM Bbls)
  Name of Block          Major Oil and Gas Field                     Gas (Mmcf/day)                  Gas (Bcf)
---------------------------------------------------------------------------------------------------------------
  East China Sea
---------------------------------------------------------------------------------------------------------------
  o Production
---------------------------------------------------------------------------------------------------------------
  Pinghu                 Pinghu Gas Field                                     4,751                        9.1
                                                                          Oil 1,706                    Oil 3.0
                                                                             Gas 18                   Gas 36.5
---------------------------------------------------------------------------------------------------------------
  o Development
---------------------------------------------------------------------------------------------------------------
  Xihu Trough
---------------------------------------------------------------------------------------------------------------
  Canxue                                                                                                   9.4
                                                                                                       Oil 5.1
                                                                                                      Gas 25.5
---------------------------------------------------------------------------------------------------------------
  Duanqiao                                                                                                 7.8
                                                                                                       Oil 2.3
                                                                                                      Gas 33.4
---------------------------------------------------------------------------------------------------------------
  Chunxiao                                                                                                32.0
                                                                                                       Oil 3.8
                                                                                                     Gas 169.0
---------------------------------------------------------------------------------------------------------------
  Tianwaitian                                                                                              6.1
                                                                                                       Oil 0.5
                                                                                                      Gas 33.7
---------------------------------------------------------------------------------------------------------------
  Baoyunting                                                                                              19.2
                                                                                                       Oil 4.6
                                                                                                      Gas 87.5
---------------------------------------------------------------------------------------------------------------
  Wuyunting                                                                                                4.7
                                                                                                       Oil 1.9
                                                                                                      Gas 16.6

---------------------------------------------------------------------------------------------------------------
  East China Sea Subtotal                                                     4,751                       88.3
                                                                          Oil 1,706                   Oil 21.2
                                                                             Gas 18                  Gas 402.2


022




                                                                                           Net Reserves as of
                                                                                            31 December, 2005
                                                                    Total (BOE/day)             Total (MM BOE)
                                                                     Oil (Bbls/day)              Oil (MM Bbls)
  Name of Block          Major Oil and Gas Field                     Gas (Mmcf/day)                  Gas (Bcf)
---------------------------------------------------------------------------------------------------------------
  Offshore China Subtotal                                                   385,095                    2,113.7
                                                                        Oil 333,303                Oil 1,358.5
                                                                            Gas 297                Gas 4,531.0
---------------------------------------------------------------------------------------------------------------
  o Production
---------------------------------------------------------------------------------------------------------------
  Indonesia                                                                  39,013                      123.2
                                                                         Oil 23,565                   Oil 73.7
                                                                             Gas 93                  Gas 296.9
---------------------------------------------------------------------------------------------------------------
  o Development
---------------------------------------------------------------------------------------------------------------
  Australia
---------------------------------------------------------------------------------------------------------------
  NWS                                                                                                    125.9
                                                                                                      Oil 25.4
                                                                                                     Gas 603.0
---------------------------------------------------------------------------------------------------------------
  Overseas Subtotal                                                          39,013                      249.1
                                                                         Oil 23,565                   Oil 99.1
                                                                             Gas 93                  Gas 899.9
---------------------------------------------------------------------------------------------------------------
  Total                                                                     424,108                      2,363
                                                                        Oil 356,868                  Oil 1,457
                                                                            Gas 390                  Gas 5,431
---------------------------------------------------------------------------------------------------------------


REVIEW BY AREA
In 2005, the Company made 14 oil and gas discoveries offshore China, including 9 independent discoveries and 5 discoveries under PSCs. The 9 independent discoveries were Bozhong 26-2N, Bozhong 34-1N, Luda 27-1, Jinxian 1-1, Jinxian 1-1E and Qikou 17-2S in the Bohai Bay area; Weizhou 6-10, Wenchang 9-3, and Wenchang 10-3 in the Western South China Sea area. The 5 PSC discoveries, included Bozhong 19-4N, Bozhong 19-4S, Wushi 17-1, Huizhou 25-4 and Qinhuangdao 32-6N.

In offshore China, the Company successfully appraised 8 structures, including 6 independent appraisals, namely Bozhong 3-2, Luda 27-2, Weizhou 11-1N, Weizhou 11-4N, Wenchang 9-2 and Liuhua 19-5; and 2 PSC appraisals, including Bozhong 19-4N and Huizhou 25-3 (CACT 16/19 Block). These appraisals greatly accelerated the progress of development and construction of the Company's oil and gas fields.

In 2005, the Company acquired a total of 29,122 kilometers 2D seismic data offshore China, including 14,947 kilometers acquired independently and 14,175 kilometers acquired by PSC partners. Besides, a total of 3,633 square kilometers of 3D seismic data were also acquired, including 3,612 square kilometers acquired independently and 21 square kilometers acquired by PSC partners. Meanwhile, the Company completed 47 exploration wells, including 31 independent wells and 16 wells under PSCs, with total footage of 133,594 meters, including 90,756 meters drilled independently and 42,838 meters by PSC partners. As for overseas operations, the Company acquired 324 kilometers of 2D seismic data, drilled 2 exploration with total footage of 6,778 meters.

Bohai Bay
Bohai Bay is the Company's most important and largest oil and gas production base offshore China. In 2005, the Company's production and reserves in Bohai Bay continued to grow, further strengthening its leadership position. As of 31 December 2005, the net proved reserves in this region amounted to 1,044 million BOE, accounting for 44% of the Company's total. The average daily production in this area amounted to 187,021 BOE, accounting for 44% of the Company's total. Currently, the Company has exploration licenses of 15 blocks in the region, with 6 PSC blocks in cooperation with foreign companies.


In 2005, there were altogether 6 new oil and gas projects that commenced production in Bohai Bay, namely Luda 10-1, Luda 4-2, Luda 5-2, Nanbao 35-2, Caofeidian 11-3/5 and Bozhong 25-1/25-1S (C/F Platforms). The commencement of production of these projects further strengthened the position of Bohai Bay as the most important oil and gas operation base of the Company. They also contributed greatly to the Company's sustainable production growth.

In 2005, the Company continued to invest substantially in seismic data acquisition and drilling. Encouraging results were obtained in exploration.

In Bohai Bay, 22 wells were drilled during the year. 15 wells were drilled independently, including 11 wildcats and 4 appraisal wells. 2,770 kilometers of 2D seismic data and 775 square kilometers of 3D seismic data were acquired independently. 7 wells were drilled by PSC partners, including 4 wildcats and 3 appraisal wells. 21 square kilometers of 3D seismic data were acquired by PSC partners. There were 9 new oil and gas discoveries and 3 structures were successfully appraised in Bohai Bay.

Bozhong Block
In 2005, 3 wells were drilled, including 1 wildcats and 2 appraisal wells. 1 structure (Bozhong 3-2) was successfully appraised in the region. 57.5 square kilometers of 3D seismic data were acquired.

Bonan Block
In 2005, 2 wildcats and 1 appraisal well were drilled. Besides, there was 1 new discovery, namely Bozhong 34-1N.

Liaodong Bay Block
During the year, 1 wildcat was drilled and 407 square kilometers of 3D seismic data were acquired.

Boxi Block
In 2005, 2 wildcats were drilled and there was 1 new discovery, namely Qikou 17-2S.

Block 06/17
In 2005, 1 wildcat was drilled in the area.

024


Block 02/31
During the year, 4 wells were drilled in the area, including 3 wildcats and 1 appraisal well. There were 3 new discoveries, including Jinxian 1-1, Jinxian 1-1E and Luda 27-1 and 1 hydrocarbon-bearing structure, namely Luda 27-2, was successfully appraised.

Block 11/19
In 2005, 1 wildcat was drilled in the area. There was 1 new discovery, namely Bozhong 26-2N. 1,061 kilometers of 2D seismic data and 310 square kilometers of 3D seismic data were acquired. In 2005, 3 PSC wells were drilled in the area, including 2 wildcats and 1 appraisal well. There were 2 new discoveries, namely Bozhong 19-4N and Bozhong 19-4S. Besides, the structure of Bozhong 19-4N was successfully appraised.

Qinhuangdao 32-6 Block
In 2005, 1 PSC wildcat was drilled. There was 1 new discovery, namely Qinhuangdao 32-6N.

Block 09/06 & 09/18
In 2005, Kerr-McGee Group drilled 2 appraisal wells on the Caofeidian 14-5 hydrocarbon-bearing structure.

Block 04/36
In 2005, Kerr-McGee Group drilled 1 wildcat on Caofeidian 2-2 in block 04/36.

Other Independent Blocks
During the year, the Company acquired 1,710 kilometers of 2D seismic data in the Bodong Miaoxi Sag.

Western South China Sea
This is the Company's another important natural gas production and exploration base. Two largest natural gas fields, Yacheng 13-1 and Dongfang 1-1 are located in this region. The Company's Dongfang 1-1 Phase II engineering project was completed in 2005 and will commence production in the first half of 2006.

By the end of 2005, a total of 640 million BOE of net proved reserves were confirmed in the region, accounting for 27% of the Company's total. The average daily net production amounted to 89,583 BOE, or 21% of the Company's total.


The major exploration areas in the Western South China Sea include Beibu Gulf, Yinggehai Basin and Qiongdongnan Basin. Currently, the Company has exploration licenses of 34 blocks in the region and with 6 PSC blocks in cooperation with foreign companies. In 2005, the Company drilled 6 wildcats and 3 appraisal wells and made 3 new discoveries appraised. In addition, 5,664 kilometers of 2D seismic data and 787 square kilometers of 3D seismic data were acquired. Meanwhile, the Company's PSC partners drilled 4 wildcats and had 1 new discovery in the region.

Yulin Block 35 of Beibu Gulf
In 2005, 3 wildcats and 2 appraisal wells were drilled. There was 1 new discovery, namely Weizhou 6-10 and 2 hydrocarbon-bearing structures, Weizhou 11-1N and Weizhou 11-4N, were successfully appraised.

Yangjiang Block 32 by the Western Estuary of the Pearl River
During the year, 2 wildcats and 1 appraisal well were drilled in the area. There were 2 new discoveries, Wenchang 10-3 and Wenchang 9-3, and 1 structure, namely Wenchang 9-2, was successfully assessed.

Songtao Block 22 in Qiongdongnan Basin
In 2005, 1 wildcat was drilled.

Other Independent Blocks
In 2005, 787 square kilometers of 3D seismic data were collected from the Southwestern Weixi Region. Besides, 5,664 kilometers of 2D seismic data were also acquired from Beijiao in Qiongdongnan Basin.

PSC Blocks
In 2005, Husky Oil China Limited drilled 1 wildcat and had 1 oil and gas discovery, namely Wushi 17-1 in block 23/15 in Beibu Gulf. Besides, it drilled 1 wildcat in block 23/20 and 2 wildcats in Wenchang 13-1/2 in Qionghai.

Eastern South China Sea
This is one of the important crude oil production bases of the Company. The crude oil produced in this region is mainly medium or light oil.

By the end of 2005, the Company had a total of 342 million BOE of net proved reserves in the Eastern South China Sea, accounting for 14% of the Company's total. The average daily net production in the area amounted to 103,741 BOE, or 24% of the Company's total.

Currently, the Company made aggressive exploration efforts in the region. The Company has exploration licenses of 38 blocks, with 9 PSC blocks in cooperation with foreign companies. In 2005, the Company drilled 5 wildcats and 2 appraisal well in the region independently. Besides, it acquired 6,512 kilometers of 2D seismic data and 1,111 square kilometers of 3D seismic data. Meanwhile, the Company's PSC partners drilled 4 wildcats and 1 appraisal well. A new discovery, namely Huizhou 25-4 was made and 3,153 kilometers of 2D seismic data were acquired. In the region, 2 structures, including Liuhua 19-5 and Huizhou 25-3, were successfully assessed in 2004. This further helped prove the promising natural gas exploration potential in Baiyun Trough.

Block 27/10
In 2005, 2 wildcats were drilled.

Liuhua Block 07
During the year, 1 wildcat was drilled and 1 appraisal well, namely Liuhau 19-5, was successfully appraised.

Enping Block 15
In 2005, 1 wildcat was drilled.

Huizhou Block 14
In 2005, 1 wildcat was drilled.

Block 16/21
During the year, 1 wildcat was drilled.

Other Independent Blocks
In 2005, 6,512 kilometers of 2D seismic data were acquired from Panyu 28-1, Baiyun 16-1, Xijiang 35-1, Hanjiang and Zhu I Sag. 1,111 square kilometers of 3D seismic data were acquired from Liuhua 4-1 and Xijiang 23-1.


PSC Blocks
Block 17/22
In 2005, Statoil drilled 1 wildcat.

Block 16/19
In 2005, Eni and Chevron drilled 1 wildcat and had 1 new discovery, namely Huizhou 25-4; it also drilled 1 appraisal well and successfully assessed one, namely Huizhou 25-3.

Block 15/34
During the year, Devon drilled 2 wildcats.

Block 43/11
In 2005, Kerr-McGee Group acquired 3,153 kilometers of 2D seismic data from the area.

East China Sea
This is an area with enormous exploration potential and extensive exploration acreage. By the end of 2005, a total of 88 million BOE of net proved reserves was certified in the East China Sea, accounting for 4% of the Company's total. The average daily net production in the area amounted to 4,751 BOE, or 1% of the Company's total.

Currently, the Company has exploration licenses of 57 blocks, with 3 PSC blocks in cooperation with foreign companies. In joint efforts with Sinopec, the Company is carrying out exploration and development activities in the Xihu area of the East China Sea.

In 2005, the Company acquired 940 square kilometers of 3D seismic data from Xihu Trough 27/05.

Overseas
As of 31 December 2005, the Company had net proved reserves of 249 million BOE in Indonesia and Australia, accounting for 11% of the Company's total. Our overseas average daily net production amounted to 39,013 BOE, or 9% of the Company's total.

During the year, the Company continued to conduct exploration work overseas. 2 wildcats were drilled in Indonesia and 324 kilometers of 2D seismic data were acquired in Block M in Myanmar.

026


Table of major exploration blocks




                                                                                           Exploration License
                                                                                                (Commencement-
  Blocks                                                     Block Area (km2)                      Expiration)
---------------------------------------------------------------------------------------------------------------
  Middle of Bohai Bay                                                   4,974                  26.4.04~26.4.06
  Southern Bohai Bay                                                    3,679                    8.6.04~8.6.06
  Western Bohai Bay                                                     1,895                    8.6.04~8.6.06
  Western Liaodong Bay                                                  3,344                   31.3.00~8.4.06
  Eastern Liaodong Bay                                                  2,829                    2.7.01~2.7.06
  Eastern Bozhong                                                       1,861                  30.5.04~30.5.06
  Bohai Block 09/11                                                       843                    5.4.04~5.4.06
  Bohai Block 06/17                                                     2,586                  20.2.03~20.2.07
  Bohai Block 02/31                                                     4,990                  29.5.03~29.5.07
  Bohai Block 11/19                                                     3,068                    8.6.04~8.6.06
  Bohai Block 05/36                                                     2,721                   7.4.05~10.2.07
  Eastern Bohai Block 11/05                                             3,601                  10.2.04~10.2.06
  Western Bohai Block 11/05                                             2,897                    1.2.04~1.2.06
  Bohai Block 09/18                                                     2,234                    4.2.05~4.2.07
  Bohai Block 04/36                                                     1,691                  23.9.05~23.9.07

----------------------------------------------------------------------------------------------------------------

  Bohai Total                                                          43,213

----------------------------------------------------------------------------------------------------------------

  North Yellow Sea                                                      6,471                  25.5.01~25.5.06
  Northern Trough (Northen South Yellow Sea)                              912                  30.8.00~30.8.07
  Xihu Hangzhou 26 (East China Sea)                                     3,642                  31.3.03~31.3.07
  Xihu Hangzhou 17 (East China Sea)                                     4,227                  28.8.01~28.8.08
  Xihu Huangyan 04 (East China Sea)                                     2,848                  28.8.01~28.8.08
  Xihu Zhenhai 01 (East China Sea)                                      1,536                  28.8.01~28.8.08
  Lishui 33 (East China Sea)                                            2,999                 05.12.05~01.7.09
  Wenzhou 21 (East China Sea)                                           1,437                 05.12.05~01.7.07
  East China Sea 25/34                                                  7,017                05.12.05~05.12.07
  Kunshan Block 02 (East China Sea)                                     2,628                  11.5.01~11.5.06
  Jinhua Block 12 (East China Sea)                                      6,931                  11.5.01~11.5.06
  Tiantai 32 (East China Sea)                                           5,400                  17.7.01~17.7.06
  Fuzhou Block 02 (East China Sea)                                      3,064                  11.5.01~11.5.06
  Taibei Block 27 (East China Sea)                                      7,379                    9.7.01~9.7.06
  Taoyuan 07 (East China Sea)                                           6,457                    9.7.01~9.7.06
  Jilong 25 (East China Sea)                                            5,692                    9.7.01~9.7.06

----------------------------------------------------------------------------------------------------------------

  East China Sea Total                                                 68,640

----------------------------------------------------------------------------------------------------------------

  Xijiang 04 (Pearl River Mouth Basin)                                  7,969                  11.5.01~11.5.06
  Xijiang 33 (Pearl River Mouth Basin)                                  4,983                  12.5.05~12.5.07
  Lufeng 06 (Pearl River Mouth Basin)                                   4,457                  11.5.01~11.5.06
  Huizhou 31 (Pearl River Mouth Basin)                                  3,074                  11.5.01~11.5.06
  Enping 15 (Pearl River Mouth Basin)                                   5,833                  11.5.01~11.5.06
  Enping 10 (Pearl River Mouth Basin)                                   6,547                  11.5.01~11.5.06
  Panyu 33 (Pearl River Mouth Basin)                                    4,830                  11.5.01~11.5.06
  Liuhua 07 (Pearl River Mouth Basin)                                   4,172                  11.5.01~11.5.06
  Dongsha 04 (Pearl River Mouth Basin)                                  5,295                  11.5.01~11.5.06
  Kaiping 14 (Pearl River Mouth Basin)                                  7,753                  11.5.01~11.5.06
  Kaiping 32 (Pearl River Mouth Basin)                                  8,104                  11.5.01~11.5.06
  Dongsha 32(Pearl River Mouth Basin)                                   7,350                  5.11.03~5.11.10





                                                                                           Exploration License
                                                                                                (Commencement-
  Blocks                                                     Block Area (km2)                      Expiration)

  --------------------------------------------------------------------------------------------------------------
  Liwan 14 (Pearl River Mouth Basin)                                    7,752                  11.5.01~11.5.06
  Zijin 27 (Pearl River Mouth Basin)                                    5,396                  11.5.01~11.5.06
  15/20 (Pearl River Mouth Basin)                                       1,895                 11.5.00~16.10.06
  16/02 (Pearl River Mouth Basin)                                       3,495                  3.31.01~31.3.07
  Baiyun 15 (Pearl River Mouth Basin)                                   6,463                  11.5.01~11.5.06
  Huizhou 30 (Pearl River Mouth Basin)                                  5,862                  11.5.01~11.5.06
  Lufeng 08 (Pearl River Mouth Basin)                                   4,684                    6.6.05~6.6.07
  16/05 (Pearl River Mouth Basin)                                       3,007                  31.3.00~31.3.07

  --------------------------------------------------------------------------------------------------------------

   Eastern South China Sea Total                                      108,921

  --------------------------------------------------------------------------------------------------------------

  Weizhou 12 (Beibu Gulf)                                               6,980                  11.5.01~11.5.06
  Yulin 35 (Beibu Gulf)                                                 6,050                  11.5.01~11.5.06
  Weizhou 26 (Beibu Gulf)                                               4,358                  5.11.03~11.5.06
  Ledong 01 (Yinggehai)                                                 6,543                  3.12.03~3.12.05
  Lingtou 20 (Yinggehai)                                                2,692                  30.8.00~30.8.07
  Lingao 11 (Yinggehai)                                                 4,117                  11.5.01~11.5.06
  Songtao 22 (Qiongdongnan)                                             4,063                  11.5.01~11.5.06
  Songtao 31 (Qiongdongnan)                                             5,264                  11.5.01~11.5.06
  Lingshui 18 (Qiongdongnan)                                            7,738                    6.8.02~6.8.07
  Yangjiang 31 (Pearl River Mouth Basin)                                6,003                  3.12.03~3.12.05
  Qionghai 28 (Pearl River Mouth Basin)                                 5,208                  11.5.01~11.5.06
  Wenchang 11 (Pearl River Mouth Basin)                                 4,901                  11.5.01~11.5.06
  North Wanan-21 A                                                      6,801                  30.9.05~30.9.07
  North Wanan-21 B                                                      6,118                  30.9.05~30.9.07
  North Wanan-21 C                                                      6,372                  30.9.05~30.9.07
  North Wanan-21 D                                                      6,126                  30.9.05~30.9.07

  --------------------------------------------------------------------------------------------------------------

  Western South China Sea                                              89,334

  --------------------------------------------------------------------------------------------------------------

  Offshore China Subtotal                                             310,108

  --------------------------------------------------------------------------------------------------------------

  Indonesia
    MALACCA STRAIT                                                     11,865                    4.8.00~4.8.20
    SES                                                                 8,276                        1968~2018
    ONWJ                                                               13,582                        1967~2010
    WEST MADURA                                                         1,615                        1981~2011
    POLENG TAC                                                             41                        1993~2013
    BLORA                                                               3,431                        1996~2006

  --------------------------------------------------------------------------------------------------------------

  Myanmar
    M                                                                   7,786                 19.10.05~18.4.07
    C1                                                                 16,988                 24.01.06~23.1.08
    C2                                                                 26,506                 24.01.06~23.1.08
    A4                                                                  8,493                 13.03.06~12.3.08
    M2                                                                  9,653                 25.01.05~23.4.06
    M10                                                                13,379                 13.03.06~12.3.08

  --------------------------------------------------------------------------------------------------------------

  Morocco
    RAS TAFELNEY                                                       14,000                  20.4.05-20.1.07

  --------------------------------------------------------------------------------------------------------------

  Overseas Subtotal                                                   135,615

  --------------------------------------------------------------------------------------------------------------

  Total                                                               445,723

  --------------------------------------------------------------------------------------------------------------

                                                                                        As at 31 December, 2005

028


Corporate Governance Report

[GRAPHIC OMITTED]

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders' value. In 2005, the Company executed its corporate governance policies strictly and sought to comply with relevant provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), ensuring that all decisions were made on principles of trust and fairness and in an open and transparent manner, so as to protect the interests of all shareholders.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY'S PRACTICES

A.   DIRECTORS

A.1  The Board
     Principle: "An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer's affairs. Directors should take decisions objectively in the interests of the issuer."

     o The Board consists of twelve members. Five of them are Independent Non-executive Directors.

     o The list of Directors, their respective biographies, and their respective roles in the Board committees are set out on pages 52 to 56 and 163 respectively. The relevant information is also disclosed in the Company's website.

     o The Board and committee members of the Company are dedicated, professional and accountable. With internationally recognised figures serving on the international advisory board, the Company's corporate governance standards are further enhanced.


     o Board meetings have been held 17 times during last year. In addition to the Board meetings, the members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as email, when necessary.

     o There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

                   Attendance at full Board meetings in 2005
                            No. of Meetings attended
  Executive Directors         (17 meetings in total)

  -----------------------------------------------------

  Fu Chengyu                                   17/17
  Luo Han                                      14/17
  Zhou Shouwei                                 17/17
  Cao Xinghe (Note 3)                            3/3
  Wu Zhenfang (Note 3)                           2/3
  Wu Guangqi (Note 1)                          14/15
  Yang Hua (Note 3)                              2/3

  -----------------------------------------------------

  Independent Non-executive Directors
  Chiu Sung Hong                               17/17
  Kenneth S. Courtis                           14/17
  Evert Henkes                                 16/17
  Tse Hau Yin, Aloysius (Note 2)               14/14
  Lawrence J. Lau (Note 4)                       3/3

Note 1: Mr. Wu Guangqi was appointed as Executive Director with effect from 1 June 2005.

Note 2: Mr. Tse Hau Yin, Aloysius was appointed as Independent Non-executive Director with effect from 8 June 2005.

Note 3: Mr. Cao Xinghe, Mr. Wu Zhenfang and Mr. Yang Hua were appointed as Executive Directors with effect from 31 August 2005.

Note 4: Professor Lawrence J. Lau was appointed as Independent Non-executive Director with effect from 31 August 2005.

030


     o The Company Secretary consulted the Directors on matters to be included in the agenda for regular Board meetings.

     o Dates of regular Board meetings are scheduled at least 2 months ahead to provide sufficient notice to give all Directors an opportunity to attend. For non-regular Board meetings, reasonable notice will be given.

     o Directors have access to the advice and services of the Company Secretary to ensure that Board procedures as well as all applicable rules and regulations are followed.

     o Minutes of meetings of the Board and Board committees are kept by the Company Secretary and open for inspection at any reasonable time on reasonable notice by any Director.

     o Minutes of meetings of the Board and Board committees recorded sufficient details the matters considered by the Board and Board committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of Board meetings and Board committee meetings are sent to all Directors and all committee members respectively for their comments and records respectively.

     o The committees of the Board are able, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Company's expense.

     o If a substantial shareholder or a Director has conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a committee (except an appropriate Board committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who have no material interest in the transaction shall be present at such Board meeting.


A.2  Chairman and Chief Executive Officer
     Principle: "There are two key aspects of the management of every issuer - the management of the board and the day-to-day management of the issuer's business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual."

     o The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. The Board comprises five Independent Non-executive Directors who participate in the decision-making of the Board. Besides, the Audit Committee and the Remuneration Committee comprise solely Independent Non-executive Directors. The Company believes that the high involvement of the Independent Non-executive Directors in the management and decision making of the Board and its committees strengthens the objectivity and independence of the Board.

     o The role of the Board is to direct, guide and oversee the conduct of the Company's business and to ensure that the interests of the shareholders are being served.

     o On the other hand, the senior management, under the direction of the Chief Executive Officer, is responsible for conducting the Company's business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Board and the senior management ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

     o The Company did not divide the roles of the Chairman and the Chief Executive Officer. The Board believes that this structure contributes to a strong and efficient leadership which is beneficial to the development of the Company. It also enables the Company to make and implement decisions promptly and efficiently. On the other hand, the balance of power and authority is ensured by the operations of the Board and the Board committees. Further explanation on the deviation from the Code Provision is set out on page 38.

A.3  Board composition
     Principle: "The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgement. Non-executive directors should be of sufficient calibre and number for their views to carry weight."

     o The Board consists of twelve members. Five of them are Independent Non-executive Directors. All Directors are expressly identified by categories of Executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of Directors of the Company.

     o The Executive Directors of the Company are all individuals with immense experience in the Company's respective fields of operation. They are all engineers who are familiar with the Company's business and have been exposed to dealing with leading global players in the oil and gas industry. Most of them have over 25 years of experience in petroleum exploration and operation.


     o The five Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economics, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company's strategic decisions.

     o The appointment of Mr. Tse Hau Yin, Aloysius and Professor Lawrence J. Lau as Independent Non-executive Directors in 2005 strengthened the independence and broadened the expertise of the Board.

     o The diverse background of the Board members ensures that they can fully represent the interests of all shareholders of the Company.

     o The Company has received annual confirmations from all its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company therefore considers all Independent Non-executive Directors independent.

A.4  Appointments, re-election and removal
     Principle: "There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director."

     o The Company has established a Nomination Committee which consists of an Executive Director and three Independent Non-Executive Directors. A list of members of the Nomination Committee is set out under the section headed "Company Information" on page 163 of the annual report.

032


     o The role of the Nomination Committee is to establish proper procedures for the selection of the Company's leadership positions, upgrade the quality of Board members and perfect the Company's corporate governance structure.

     o The main authorities and responsibilities of the Nomination Committee are to nominate candidates for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive and Non-executive Directors, so as to ensure the competitive position of the Company.

     o When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

     o The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (as necessary). The Board, based on the recommendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

     o A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

     o During the year ended 31 December 2005, the Nomination Committee recommended the following candidates as Directors:


        (a) the appointment of Mr. Wu Guangqi as Executive Director with effect from 1 June 2005 to replace Mr. Jiang Longsheng, who ceased to be an Executive Director with effect from 1 June 2005;

        (b) the appointment of Mr. Tse Hau Yin, Aloysius with effect from 8 June 2005 to replace Dr. Erwin Schurtenburger, who ceased to be an Independent Non-executive Director with effect from 1 April 2005; and

        (c) the appointment of Mr. Cao Xinghe, Mr. Wu Zhenfang and Mr. Yang Hua as Executive Directors, and Professor Lawrence J. Lau as Independent Non-executive Director with effect from 31 August 2005, to further strengthen the Board and cater for the needs of the expanding business of the Company.

                      Attendance of individual members at
                     Nomination Committee meetings in 2005

                            No. of Meetings attended
  Directors                    (5 meetings in total)

  -----------------------------------------------------

  Luo Han (Chairman)                             5/5
  Chiu Sung Hong                                 5/5
  Tse Hau Yin, Aloysius (Note 1)                 1/1
  Lawrence J. Lau (Note 2)                       0/0

Note 1: Mr. Tse Hau Yin, Aloysius was appointed as a member of the Nomination Committee with effect from 31 August 2005.

Note 2: Professor Lawrence J. Lau was appointed as a member of the Nomination Committee with effect from 20 December 2005.

A.5  Responsibilities of directors
     Principle: "Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors."

     o The Company regularly updates its Directors with changes in laws and regulations relevant to their role as Director of the Company.

     o All Directors newly appointed to the Board (whether as Executive or Non-executive Directors) receive appropriate briefing and training from the Company. The senior management and the Company Secretary will also conduct subsequent briefings as and when necessary, to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company and are able to discharge their responsibilities properly.

     o Each Independent Non-executive Director attended all regularly scheduled meetings of the Board and committees on which such Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings. A number of Executive Directors, together with several Independent Non-executive Directors, attended the annual general meeting and the extraordinary general meetings and answered questions raised by the shareholders.

A.6  Supply of and access to information
     Principle: "Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer."

     o The Company's senior management regularly supplies the Board and its committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organised presentations to the Board by professional advisers on specific transactions as appropriate.


     o For regular Board meetings and Board committee meetings, the agenda and accompanying Board papers were sent in full to all Directors at least three days before the intended date of the Board meetings or Board committee meetings.

     o The Board and each Director have separate and independent access to the Company's senior management and also the Company Secretary. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.   REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1  The level and make-up of remuneration and disclosure
     Principle: "An issuer should disclose information relating to its directors' remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration."

     o Comprising three Independent Non-executive Directors, the Remuneration Committee is responsible for reviewing and approving all Executive Directors' salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in "Company Information" on page 163.

     o Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2005, are set out on pages 105 to 106.

034


     o The major responsibilities and authorities of the Remuneration Committee are to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and the senior management, determine the specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Independent Non-executive Directors.

     o The Company's emolument policy is to maintain fair and competitive packages with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee was mindful that levels of remunerations sufficient to attract and retain the Directors and senior management were needed to run the Company successfully, but at the same time avoid paying more than is necessary for this purpose. The Directors' emolument package comprises Director's fee, basic salaries and allowances, bonuses, share options and others. The following factors are considered when determining the Directors' remuneration package:

        --    Business needs and company development;

        --    Responsibilities of the Directors and individual contribution;

        -- Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions; and

        --    The desirability of performance-based remuneration.

        No individual Director or senior management of the Company was permitted to determine his/her own remuneration.


        The Company sought to apply similar principles when determining the remuneration packages for senior management and other general staff, and employees are rewarded on a performance-rated basis as well as other fringe benefits such as social insurance, pension fund and medical cover.

        Please refer to note 12 and note 13 to the financial statements on page 105 to 107 for details of Directors' remuneration and the five highest paid individuals in the Company.

     o The remuneration of Independent Non-executive Directors recommended by the Remuneration Committee was determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

     o The Remuneration Committee also administered the Company's share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

     o The Remuneration Committee would consult the Chairman and Chief Executive Officer about its proposal relating to the remuneration of other Executive Directors and have access to professional advice if necessary.

               Attendance of individual members at Remuneration
                          Committee meetings in 2005

  -----------------------------------------------------

  Independent               No. of Meetings attended
  Non-executive Directors      (5 meetings in total)

  -----------------------------------------------------

  Chiu Sung Hong (Chairman)                      5/5
  Evert Henkes                                   5/5
  Tse Hau Yin, Aloysius (Note)                   3/3

Note: Mr. Tse Hau Yin, Aloysius was appointed as a member of the Remuneration Committee with effect from 8 June 2005.

C.   ACCOUNTABILITY AND AUDIT

C.1  Financial reporting
     Principle: "The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects."

     o The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual report, interim report and announcements made through HKEx's website and newspapers, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

     o The Company provides a comprehensive business review in its interim and annual reports to enable investors to appraise its development over time and its financial position.

     o The Company has also engaged an independent technical consultant firm to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 146 to 150).

C.2  Internal controls
     Principle: "The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the issuer's assets."

     o The Company has established internal control system and mechanism and will continue to improve such systems to comply with regulatory requirements and to enhance corporate governance of the Company.

     o The Audit Committee of the Board is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company's overall financial position, to protect the Company's assets, and to prevent major errors resulting from financial reporting or loss.

     o The Audit Committee has reviewed, together with senior management and the external auditors, the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters.

C.3  Audit Committee
     Principle: "The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference."

     o The Audit Committee consists of three Independent Non-executive Directors, with Dr. Kenneth Courtis designated as the Audit Committee financial expert for the purposes of U.S. securities laws. A list of members of the Audit Committee is under the section headed "Company Information" on page 163 of the annual report.

     o The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company's accounts, evaluating the Company's auditing scope and procedures as well as its internal control systems.

     o Full minutes of Audit Committee meetings are kept by the Company Secretary. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

     o The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems so as to ensure that the Board is able to monitor the Company's overall financial position, to protect the Company's assets, and to prevent major errors resulting from financial reporting or loss.

036


     o The following is a summary of the work performed by the Audit Committee under its charter during the year:

        -- Reviewed the Company's audited accounts and results announcement before it is tabled before the Board for approval, discussing with senior management and the external auditors;

        -- The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

             (i) the external auditor's engagement letter and general scope of their audit work, including planning and staffing of the audit;

             (ii) the Company's management discussion and analysis disclosures in the interim report and annual report of the Company;

             (iii)the applicable accounting standards relating to the audit of the Company's financial statements, including any recent changes;

        -- In addition to formal meetings arrangement by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

        -- Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendation to the Board based on the review;

        -- Discussing with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company's internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant US requirements;

        -- Made recommendation to senior management and the Board on the scope and quality of management's ongoing monitoring of risks and issues relevant to internal controls;

        -- Reviewed the work performed by the Company's external auditors and their relationship with the Company's senior management, and recommended to the Board for the re-appointment of Ernst & Young as external auditors, as well as the proposed auditor's fees;

        -- Reviewed the Company's audit and non-audit services pre-approval policy to ensure auditor independence;

        -- Members of the Audit Committee received materials from the Company's external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company.

        -- Considered and approved the non-audit services provided by the external auditors during the year;

        -- Reviewed the Company's business ethics and compliance policies, related reports and training programs and making recommendation for improvement; and

        -- Reported on its findings and suggestions to the Board following its review of different aspects of the Company's financial reporting and internal control systems, and made appropriate recommendations where necessary.

     o The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

                      Attendance of individual members at
                       Audit Committee meetings in 2005

  -----------------------------------------------------

  Independent                No. of Meeting attended
  Non-executive Directors      (3 meetings in total)

  -----------------------------------------------------

  Chiu Sung Hong (Chairman)                      3/3
  Kenneth S. Courtis                             3/3
  Tse Hau Yin, Aloysius (Note)                   2/2

Note: Mr. Tse Hau Yin, Aloysius was appointed as a member of the Audit Committee with effect from 8 June 2005.

D.   DELEGATION BY THE BOARD

D.1  Management functions
     Principle: "An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer."

     o The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders.

     o The day-to-day management is conducted by senior management and employees of the Company, under the direction of the Chief Executive Officer and the oversight of the Board. In addition to its general oversight of management, the Board also performs a number of specific functions.

     o The primary functions performed by the Board include:

        (i) reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;


        (ii) reviewing and approving significant financial and business transactions and other major corporate actions; and

        (iii) reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

D.2  Board committees
     Principle: "Board committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties."

     o The Company has formed an Audit Committee, a Remuneration Committee and a Nomination Committee of the Board, each committee with its own specific charter.

E.   COMMUNICATION WITH SHAREHOLDERS

E.1  Effective communication
     Principle: "The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation."

     o The Board recognises the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

     o The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors. In 2005, the Company was selected by sell-side analysts as "the Best Investor Relations in Oil and Gas Industry" according to the Institutional Investor research group and was named No. 1 for Best Corporate Governance in China by FinanceAsia magazine.

038


     o A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company's website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

     o The annual general meeting also provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective committees, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

E.2  Voting by Poll
     Principle: "The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer."

     o Details of the poll voting procedures and the rights of shareholders to demand a poll are set out on page 63 of this annual report, and are included in circulars to shareholders despatched by the Company.

     o The results of the poll are published in newspapers as well as on the Stock Exchange and the Company's website.

     o The Company has also complied with the requirements concerning voting by poll under the Listing Rules. For example, voting was conducted by poll in respect of the connected transactions at the Company's recent extraordinary general meeting held on 31 December 2005.


COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code Provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December, 2005, except for deviations from Code Provisions A.2.1, A.4.1, A.4.2 and B.1.3 only. The following summaries the Company's deviations from the CG Code and the reasons for such deviations.

Code Provision A.2.1
Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu ("Mr. Fu") is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company's oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company's Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1
Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the articles of association of the Company ("Article 97"). According to
Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Mr. Lawrence J. Lau, who was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

Code Provision A.4.2
Under Code Provision A.4.2, every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Mr. Fu, the Chairman of the Company, was re-elected as a Director on 6 June 2002. Although he did not retire by rotation at the annual general meeting held on 25 May 2005 as under Article 97 a Director who is also a chairman or chief executive officer of the Company is exempted from the requirement to retire by rotation, he was re-elected as a Director at the extraordinary general meeting held on 31 December 2005 to comply with Code Provision A.4.2.

Code Provision B.1.3
Code Provision B.1.3 requires the terms of reference of the remuneration committee of the Company to include, as a minimum, certain specific duties set out in such Code Provision.

Previously, the Company's Remuneration Committee charter did not mirror the exact wording of the terms of reference in Code Provision B.1.3. The Company has therefore revised its Remuneration Committee charter to comply with the provisions in Code Provision B.1.3.


CHANGES IN DIRECTORSHIP

On 1 April 2005, Mr. Erwin Schurtenberger resigned as an Independent Non-executive Director of the Company for personal reasons due to ill health. Mr. Tse Hau Yin, Aloysius ("Mr. Tse") was subsequently appointed as an Independent Non-executive Director of the Company in place of Mr. Erwin Schurtenberger on 8 June 2005. Mr. Tse was also appointed as a member of the Audit Committee, Remuneration Committee and Nomination Committee of the Company.

Mr. Jiang Longsheng, an Executive Director of the Company, retired on 1 June 2005 and Mr. Wu Guangqi was appointed as an Executive Director of the Company in place of Mr. Jiang Longsheng with effect from the same day. Mr. Wu Guangqi was also appointed as the Compliance Officer of the Company.

Based on the recommendation of the Nomination Committee, Mr. Cao Xinghe, Mr. Wu Zhenfang and Mr. Yang Hua were appointed as Executive Directors of the Company, and Mr. Lawrence J. Lau was appointed as an Independent Non-executive Director of the Company, all with effect from 31 August 2005, to further strengthen the Board and cater for the needs of the expanding business of the Company.

During the period between Mr. Erwin Schurtenberger's resignation and Mr. Tse's appointment as an Independent Non-executive Director of the Company, the Audit Committee only comprised of two Independent Non-executive Directors and therefore the Company was not in strict compliance with Rule 3.21 of the Listing Rules, which requires an audit committee to comprise of at least three Independent Non-executive Directors. The Company had informed the Stock Exchange immediately and published an announcement in newspapers containing relevant details in compliance with Rule 3.23 of the Listing Rules. The Company had also, in accordance with Rule 3.23 of the Listing Rules, ensured that an appropriate member was appointed to the Audit Committee within three months of Mr. Erwin Schurtenberger's resignation. After Mr. Tse's appointment with effect from 8 June 2005 as an Independent Non-executive Director and a member of the Audit Committee of the Company, the Audit Committee comprised three Independent Non-executive Directors and the Company is in compliance with Rule 3.21 of the Listing Rules.

040


CODE OF ETHICS

The Board adopted a code of ethics ("Code of Ethics") on 28 August 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company's assets as well as reporting requirements.

All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company's operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissals.

The Company reviewed its Code of Ethics and adopted the revised code of ethics ("New Code of Ethics") in 2005, as part of its continued efforts to improve its corporate governance standards. The Company has provided all its Directors and senior officers with a copy of the New Code of Ethics and require them to comply with the New Code of Ethics, so as to ensure the Company's operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the New Code of Ethics.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company's Code of Ethics and New Code of Ethics both incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2005, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company's auditor ("Auditor") for the financial year ended 31 December 2005. Services provided by the Auditor and fees charged by the Auditor for the services are as follows:


Audit Fees
The aggregate fees billed for professional services rendered by the Auditor for the audit of the Company's annual financial statements or services that are normally provided by the Auditor in connection with statutory and regulatory filings or engagements were RMB6,750,000 (approximately US$815,562) for the financial year ended 31 December 2004 and RMB7,961,006 (approximately US$986,469) for the financial year ended 31 December 2005.

Audit-Related Fees
The aggregate fees billed for assurance and related services by the Auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees" were RMB993,180 (approximately US$120,000) for the financial year ended 31 December 2004 and RMB2,098,252 (approximately US$260,000) for the financial year ended 31 December 2005. The audit-related services provided by the Auditor included assistance in the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditor for tax compliance, tax advice and tax planning were RMB99,318 (approximately US$12,000) for the financial year ended 31 December 2004 and nil for the financial year ended 31 December 2005.

All other fees
There are no other fees payable to the Auditor for products and/or services provided by the Auditor, other than the services reported above, for the financial year ended 31 December 2004 and for the financial year ended 31 December 2005.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Stock Exchange of Hong Kong Limited. In addition, because the Company's ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the "NYSE"), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the "NYSE Standards") do not apply to the Company as a "foreign private issuer" and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/investor/channel/investor1851.asp

042


Health, Safety and Environment

The Company is committed to the promotion of the concept and culture of health, safety and environmental protection among all the staff. Employees are encouraged and urged to put these ideas into practice. Hence, we are making every effort to develop the HSE system and structure, and to organize the related training for all the management and staff members of the Company.

At CNOOC Limited, health, safety and environmental protection (HSE) are always the priority in various operating activities.

The culture of improving and reinforcing HSE has already become a consensus among our management and staff members at all levels. The emphasis on strict implementation has become part of the routine of HSE management. The priority on environmental protection and employees' health has also been acted on. In addition, there is an increasing awareness of social responsibility during the project implementation.

In 2005, the Company made sustained progress in respect of HSE management. During the year, it was neither involved in any material injury liability case, spillage or pollution incidents, nor subject to any safety-related liability claims for losses of over RMB1 million. Besides, the Company's OSHA Statistics results continued to be above average when compared with international peers.


Strict HSE Management

As an environment-friendly company, the Company is committed to preserving health and safety of its staff, as well as maintaining the harmony with environment, when pursuing its development and profit growth.

The oil and gas field development projects of the Company that were started during the year all underwent simultaneous reviews on health, safety and environmental protection in accordance with the laws of the PRC. These projects had been endorsed by the competent government departments. Relevant government approvals had been obtained.

During the year, our focus in HSE management was also placed on contractors. Through organizing case study seminars and issuing the HSE management standards for contractors, the Company further strengthened our HSE management toward contractors.

In 2005, we also placed considerable emphasis on safety in helicopter, diving and vehicle operations. Professional auditors were hired to conduct safety checks on 11 leased helicopters. In 2006, we plan to carry out special audits on diving operations.

044


The Company introduced the system of occupation health profiles to all branches in order to strengthen the health management of offshore operating staff.

Besides, we continued to require offshore operating staff to submit health certificates. We also analyze their health data, so as to offer proactive and constructive advices to them on health improvement.

In 2005, we enhanced our information exchange on HSE. As an OGP (International Association of Oil and Gas Producer) member, the Company assisted the Group in organizing the "Workshop on Safety Management of Offshore Accidents" in 2005.


Improvement on HSE Crisis Management

In 2005, the Company organized a large-scale offshore emergency drill. There were over 300 participants, including our offshore service contractors and transportation service contractors. This exercise was very successful in training the involved parties, including our offshore units, branches, contractors and the relevant public authorities, on working together to tackle emergency situations.

The Company continued to work with other entities to set up Oil Spill Response Base in Tangguh, Longkou, Weizhou and Zhuhai. Such initiatives strengthened our capability in handling offshore oil spill emergencies.

Cultivation of HSE Culture

To reinforce its work on health, safety and environmental protection, the Company kept on organizing various training sessions to further promote the HSE culture among its employees.

In 2005, nearly all the staff from the management to the operational level participated in our HSE training sessions. The topics covered HSE regulations, corporate values and policies, risk management and control, offshore rescue and special operations.

In addition, the scope of our HSE training has been extended to the employees of contractors. The training requirement have also been further embedded in performance appraisals in order to enhance HSE practices during operations. More than 10,000 employees of our contractors participated in our training sessions in 2005.


CNOOC LTD'S osha Occupational Injury & Occupation Disease Statistics of 2005


                                                                             Number of  Number of
                                             Rate of                         days away  days away
                         Gross Recordable recordable  Number of    Rate of   & working  & working
   Scope             man-hours      cases      cases cases away cases away      shifts     bounds     Deaths

----------------------------------------------------------------------------------------------------------------
   Company           7,196,936          5      0.139          1          0           3      0.028          0
     staff
   Company staff    31,558,087         50      0.317         15      0.095         138      0.875          0
     & direct
     contractors

046


Corporate Citizen

As a socially responsible corporate citizen, the Company not only devotes to good causes in the form of Tibet-aid, poverty relief and education subsidies, but also gives whole-hearted support and donations to help victims of natural disasters.

Support the Community and Contribute to the Society
The Company-considers social responsibility as one of the essential prerequisites for corporate development. While emphasizing the creation of economic value to satisfy the high expectations of our shareholders, we are also eager to take up our social responsibility as a corporate citizen to generate social benefit for the advancement of the community and the whole society.

In 2005, the Company undertook a number of initiatives to give back to society.

In respect of education and culture, the Company established various endowment funds and education funds to support the education and living of poverty-stricken children. Besides, the Company also set up several free-education primary schools and made substantial donations in Hainan and other places to the construction of school buildings and dormitories.

In 2005, the Company made further contributions to the Western Australia Symphony Orchestra as part of a 3-year sponsorship campaign. Besides, together with its seven partners in the North West Shelf Gas Project in Australia, the Company jointly sponsored the visit of the Western Australia Symphony Orchestra to China to promote cultural exchange between the two countries.


The Company also sustained its oil aid activities to help relieve poverty by providing community support to different places in the form of provisions and volunteer labour.

Meanwhile, the Company and its branches and subsidiaries in various provinces and cities continued to actively participate in a charity project to support mothers in poverty, the donation of money and provisions to the Children's Village in Beijing, blood donations, charity tree planting and other charity events.

Apart from the corporate level, the employees of the Company also actively took part in volunteer work, relief support and other charity activities.

The Company, as an active supporter of humanitarian causes and a socially responsible corporate citizen, is eager to help the victims of natural disasters with forthcoming and speedy responses through donations of money and provisions.

In September 2005, we donated US$100,000 to the areas in the US where Hurricane Katrina wreaked havoc.

In the same month, we also made substantial donations of money and provisions to several Chinese regions which were affected by Typhoon Talim.

In December 2005, we donated HK$1 million to support student exchange at the Chinese University of Hong Kong.

In February 2006, the Company donated US$50,000 to Southern Leyte, Philippines in support of the relief work for a landslide disaster, which caused massive deaths and injuries.

048


Human Resources

[Graphic omitted]

Bringing Together Talents to Create Win-win Situation
In 2005, the Company successfully speeded up its progress in aligning the standards of its human resources management system and corporate management system with those of international energy groups. This effectively created a solid platform to secure the abundant supply of high quality talents to support the Company down the road to globalization by enhancing its competitiveness in the international market.

During the year, the Company continued to offer reasonable salary packages and ample training opportunities to provide the staff with sufficient room for career development and added incentives.


Innovating Ideas and Optimizing Management Model
To further enhance its competitiveness in respect of human resources, the Company started to work out its corporate competence models in a systematic manner under the human-oriented management principle. Various competence models, including core strengths leadership, professional and technical personnel and front line competence models, were designed for different ranks.

The establishment of these competence models served to provide guidance on our human resources management with a revolutionary mindset. It also helps to ensure that those who are recruited, selected and promoted are competent for the relevant positions in the Company. Besides, it facilitates the development of a more focused training system so as to nurture and develop our staff more strategically in a target-oriented manner. Moreover, we keep improving our performance review system so that the emphasis on positions will be gradually replaced by the emphasis on career development.

050


Management Transparency and Professional Ethics
During the year, the Company continued to emphasize that all employees should be respected and treated equally and fairly.

During the year under review, the Company issued a series of policy documents, including the "Management Authority Manual", "Disciplinary Action Policy and Associated Regulations", "Code of Business Conduct and Ethics" and "Conflict of Interest Policy". By doing so, we managed to further improve the standards and increase transparency of the relevant management systems and their information disclosures, and to raise the professional standards of our employees.


Comprehensive System and Reasonable Rewards
In the course of its pursuit of corporate growth, the Company keeps on improving its salary structure and incentive schemes to reward its staff in recognition of their performance.

During the year, we completed the "Compensation Administration and Adjustment Plan" and concluded the reform on our staff remuneration structure. Besides, we also introduced various incentive schemes, such as, among others, the "Project Team Incentive Scheme" and the "New discovery Incentive Scheme". Such efforts help not only further regulate the existing system of staff remuneration and benefits, but also effectively motivate our employees at all levels to contribute more to the business development of the Company.

With respect to overseas staff, we continued to improve our remuneration policy to make it competitive in the international market. Besides, we also started to build up international recruitment database to support our overseas business expansion.

Staff Training and Long-term Development
The Company places great importance to the long-term personal growth of the employees. Therefore, we keep on designing versatile, practical and target-oriented training courses to develop the capabilities of the employees in a systematic and progressive manner.

During the year, apart from being active in recruiting external talents, we continued to strengthen internal training and personnel development. We constantly improved our training management system to upgrade our standards in this area. Besides, we took steps to build and develop various online training channels, including the E-learning online platform and other initiatives. Various management and other training programs were provided to our employees for the benefit of their career development, as well as the business development of the Company in order to create a win-win situation.


In 2005, the Company organized a number of professional and general management training programs in a strategic manner. During the year, 818 training classes were organized with 12,215 participants, amounting to a total of 95,295 training hours or 50 training hours per person.

052

Directors and Senior Management

                              [Graphic omitted]

Executive Directors

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master's degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China's Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation ("CNOOC"), the controlling shareholder of the Company, in 1982 and has since been appointed as the Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In 2000, Mr. Fu was appointed as the Vice President of CNOOC. Subsequently, he was appointed as the Executive Vice President, President and Chief Operating Officer of the Company in 2001. In August 2002 he became the Chairman and Chief Executive Officer of China Oilfield Services Limited ("COSL"), a company listed on The Stock Exchange of Hong Kong Limited and a subsidiary of CNOOC. In October 2003, Mr. Fu was appointed as the President of CNOOC. He was also appointed as the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003. In November 2003, Mr. Fu resigned from his Chief Executive Officer position in COSL. He also serves as the Chairman of the Board of Directors of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, as well as CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.


Luo Han
Born in 1953, Mr. Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited's Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust & Investment Co., Ltd., a subsidiary of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director of the Company with effect from 20 December 2000.

Zhou Shouwei
Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company since April 2003. Mr. Zhou became the chairman of CNOOC Engineering Company Limited, a listed company in Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

054


Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both being the subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005.

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor's degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC (including Guangdong Dapeng LNG Company Limited, CNOOC Fujian Natural Gas Limited, CNOOC Oil & Petrochemicals Co., Ltd. and CNOOC Zhejiang Ningbo LNG Co., Ltd.), the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005.


Wu Guangqi
Born in 1957, Mr. Wu is a geologist and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master's degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. He became the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, in 1994. Mr. Wu was appointed as Director of the Administration Department of CNOOC in 1995 and became the Director of the Ideology Affairs Department of CNOOC in 2001. Mr. Wu was appointed Assistant President in 2003, and has been Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Yang Hua
Born in 1961, Mr. Yang is an engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 23 years' experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-twelve year with international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a wholly-owned subsidiary of the Company. In 1999, he became a Senior Vice President of the Company and then became an Executive Vice President in December 2005. From 2002 to 2003, Mr. Yang was the Director and President of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company. He was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005. He also serves as the Director of CNOOC International Limited. Mr. Yang was appointed as an Executive Director with effect from 31 August 2005.

Independent Non-executive Directors

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Kenneth S. Courtis
Born in 1946, Dr. Courtis was the Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia and retired in March 2006. He specializes in economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. After graduating with honors from Glendon College in Toronto, Dr. Courtis received an M.A. in international economics from Sussex University, England, an M.B.A. in finance and strategy from the European Institute of Business Administration and a Ph.D. from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank. Dr. Courtis was appointed as an Independent Non-executive Director of the Company with effect from 11 November 2002.


Evert Henkes
Born in 1943, Mr. Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell's Metals Coordinator, Shell's Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy. Mr. Henkes was appointed as an Independent Non-executive Director of the Company with effect from 16 September 2003.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also the chairman of the International Advisory Council of the People's Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

056


Lawrence J. Lau
Born in 1944, Professor Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was also awarded the honorary degree of Doctor of Social Sciences by the Hong Kong University of Science and Technology in 1999. Professor Lau has authored or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. In July 2004, Professor Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong. He currently provides useful public service to the local community in his capacity as member of the Executive Committee of the HKSAR Government's Commission on Strategic Development, the Advisory Committee of the Independent Commission Against Corruption, and the Steering Committee on Innovation and Technology. He also serves on the Board of Directors of the Hong Kong Science and Technology Park Corporation as an independent non-executive director, as well as the Far EasTone Corporation as an independent director and the Shin Kong Financial Holdings Corporation as an independent supervisor, both listed companies in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.


Company Secretary
Cao Yunshi
Born in 1945, Mr. Cao is the Company Secretary, General Counsel and a Senior Vice President of the Company. He received a B.S. degree from the Beijing Petroleum Institute and studied law at the Law School of Columbia University. He joined CNOOC in 1982. From 1992 to 1999, Mr. Cao was the General Manager of the Legal Department of CNOOC. He has been the General Counsel of CNOOC since 1999. Mr. Cao is a senior economist and licensed lawyer in the PRC. He has extensive experience in production sharing contracts.

Other Members of Senior Management
Liu Jian
Born in 1958, Mr. Liu is the Executive Vice President of the Company. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. He is responsible for the management of oil/gas field development and production. Mr. Liu joined CNOOC in 1982. He served as the manager of CNOOC Bohai Corporation, the Deputy General Manager of the Tianjin Branch, the General Manager of the Zhanjiang Branch, the Senior Vice President and General Manager of the Department of Development and Production at CNOOC.

Chen Wei
Born in 1958, Mr. Chen is a Senior Vice President of the Company and General Director of the CNOOC China Limited Research Center. He received his B.S. degree from Petroleum University and holds an MBA degree from Tsinghua University. He has over 23 years of experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department of CNOOC Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, the Deputy Director of CNOOC Research Center and the General Manager of the Human Resources Department of CNOOC, and the Senior Deputy General Manager & General Manager of our Administration Department of CNOOC Limited.

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the company and General Manager of CNOOC China limited-Shanghai. He graduated from Qingdao Oceanographic Institute with a B.S. degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of the Exploration Department of China Offshore Oil Naihai West Corporation, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and General Manager of CNOOC limited Exploration Department.

Li Ning
Born in 1963, Mr. Li is a Senior Vice President of the Company and General Manager of CNOOC Limited Shenzhen Branch. He received his B.S. degree from Petroleum University of China and holds a MBA degree from Tianjin University. Mr. Li joined CNOOC in 1983 and served as Vice President of Design & Engineering Corporation of CNOOC, Vice General Manager of Engineering Department of CNOOC, General manager of DongFang 1-1 project, Vice General Manager of CNOOC Limited Zhanjiang Branch and General Manager of Engineering Department. Mr. Li was appointed as Senior Vice President of CNOOC Limited in 2003.

Chen Bi
Born in 1961, Mr. Chen is a Vice President of CNOOC Limited and General Manager of CNOOC China Limited-Tianjin. He graduated from the Development Department of Southwest Petroleum Institute, and acquired the Bachelor of Engineering. He received a Master's degree in Petroleum Engineering Department of Edinburgh Heriot-Watt University in 1988. He has received a degree of Master of Business Administration from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section of the Development and Production Department of CNOOC Limited Deputy Manager and then General Manager of Development and Production Department of CNOOC Limited.


Zhu Weilin
Born in 1956, Mr. Zhu is a Vice President and General Manager of Exploration Department. He graduated from Tongji University with a Ph.D degree. Mr. Zhu joined CNOOC in 1982. He served as the General Geologist of CNOOC Research Center, the Deputy Manager and Chief Manager of Exploration Department. of CNOOC Limited, and the General Manager of the Zhanjiang Branch.

Zhu Mingcai
Born in 1956, Mr. Zhu is a Vice President of CNOOC Limited and General Manager of CNOOC International Limited. He graduated from South West Petroleum Institute with B.S. degree and received a MBA degree from the Management School of Lancaster University in UK. Mr. Zhu joined CNOOC in 1985. He served as the Vice President of CNOOC Bohai Corporation, the General Manager of Tianjin Branch and the President of Shenzhen Branch.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of CNOOC Limited and the President of CNOOC Southeast Asia Ltd. and is responsible for the company's businesses in Indonesia. He graduated from Zhejiang University with a B.S. degree and was conferred a MBA degree by the University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center and Manager of Exploration and Development Department in China National Offshore Oil Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch during his career in the domestic operations.

Changes in Director and Senior Management of the Company
In April 2005, Mr. Erwin Schurtenberger resigned from the post of Independent Non-executive Director due to health reason.

In June 2005, Mr. Jiang Longsheng was no longer an Executive Director of the Company due to retirement. Mr. Wu Guangqi was appointed as Executive Director to replace Mr. Jiang Longsheng. He was also appointed as the compliance officer. Mr. Tse Hau Yin, Aloysius was appointed as Independent Non-executive Director.

In August 2005, Mr. Cao Xinghe, Mr. Wu Zhenfang and Mr. Yang Hua was appointed as Executive Directors of the Company and Professor Lawerence J. Lau was appointed as Independent Non-executive Director.

In December 2005, Mr. Yang Hua and Mr. Liu Jian was appointed as Executive Vice President of the Company.

058


Report of the Directors

The directors (the "Directors") of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES
The principal activity of the Company is investment holding of its subsidiaries, (together with the Company collectively referred to as the "Group"). These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS
Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2005 and the operating results for the year then ended.

LOANS
Please refer to note 27 to the financial statements on pages 118 to 119, for details of the long-term bank loans of the Group for the year ended 31 December 2005.

PROPERTY, PLANT AND EQUIPMENT
Please refer to note 18 to the financial statements on pages 112 to 113 for net movements in property, plant and equipment of the Group for the year ended 31 December 2005.

RESERVES
The distributable reserves of the Company as at 31 December 2005, as calculated under section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB7,762,096,000.

Please refer to the statement of changes in equity on pages 74 to 75 and note 33 to the financial statements on page 133 to 134 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2005.


SUBSIDIARIES AND ASSOCIATED COMPANIES
Particulars of the Company's subsidiaries and associated companies as at 31 December 2005 are set out in notes 20 and 21 to the financial statements on pages 113 to 116.

DIVIDENDS
An interim dividend of HK$0.05 per share and a special interim dividend of HK$0.05 per share was declared on 30 August 2005 and paid to the shareholders of the Company on 29 September 2005.

The Directors recommend the payment of a final dividend of HK$0.10 per share for the year ended 31 December 2005 payable on 7 June 2006 to all shareholders on the register of members of the Company on 24 May 2006 subject to shareholders' approval.

RETIREMENT BENEFITS
Please refer to note 34 to the financial statements on page 135 for details of the retirement benefits of the Group for the year ended 31 December 2005.

MAJOR SUPPLIERS AND CUSTOMERS
Purchases from the largest supplier of the Group for the year ended 31 December 2005 represented approximately 17.4% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 41.4% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2005 represented approximately 11.3% of the Group's total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 35.8% of the total oil and gas sales of the Group for the year ended 31 December 2005.

For the year ended 31 December 2005, except for the continuing connected transactions with its indirect controlling shareholder China National Offshore Oil Corporation ("CNOOC") and its associates, as disclosed in the section headed "Connected Transactions" below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers or customers of the Group.

CONNECTED TRANSACTIONS
The Independent Non-executive Directors have confirmed that the following connected transactions for the year ended 31 December 2005 to which any member of the Group was a party were entered into by the Group:

1.   in the ordinary and usual course of its business;

2. either (a) on normal commercial terms, or (b) where there was no available comparison, on terms no less favourable to the Group than those available to or from independent third parties; and

3. in accordance with the relevant agreement governing them on terms that were fair and reasonable so far as the shareholders of the Company were concerned and in the interests of the shareholders of the Company as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2005:

1. the aggregate annual volume of transactions under the materials, utilities and ancillary services supply agreements did not exceed 10% of the audited consolidated total revenues of the Company for the year ended 31 December 2004;

2. the aggregate annual volume of transactions in relation to technical services did not exceed RMB 7,218 million (being the revised cap for the year ended 31 December 2005, as approved by the independent shareholders of the Company on 31 December 2005);


3. the aggregate annual volume of transactions in relation to research and development services for particular projects did not exceed RMB 153 million;

4. the aggregate annual volume of transactions in relation to sales of crude oil, condensate oil and liquefied petroleum gas did not exceed 82% of the audited consolidated total revenues of the Group in the year ended 31 December 2004;

5. the amount paid under the general research and development services agreement did not exceed RMB 110 million;

6. the aggregate amounts paid under the lease and management agreements did not exceed RMB 78 million; and

7. the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance Corporation Limited did not exceed RMB 6,800 million.

The auditors of the Group have reviewed the connected transactions referred to in paragraphs 1 to 7 above and confirmed to the Directors that:

1.   the transactions have received the approval of the Directors;

2. the transactions were in accordance with the pricing policies as stated in the Company's financial statements;

3. the transactions were entered into in accordance with the terms of the agreements governing the transactions; and

4. the amount of the transactions has not exceeded the cap for which waiver was granted.

Please also refer to note 30 to the financial statements on pages 121 to 123 for a summary of the related party transactions which include the Group's connected transactions.

060


In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of connected transactions following each category more effectively going forward, the Company has adopted a new categorisation for continuing connected transactions. On 8 December 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited and Offshore Oil Engineering Co., Ltd respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from 1 January 2006. The new categorisation and caps for each category of continuing connected transactions as approved by the independent shareholders of the Company on 31 December 2005 which will apply to the Company for the period from 1 January 2006 to 31 December 2007 are as follows:

Categories of continuing
connected transactions      Annual caps
Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a) Exploration and         For the two years ending 31 RMB2,117 million
       support services     and RMB2,293 million, respectively

(b) Oil and gas field       For the two years ending 31 December 2007,
       development and      RMB7,628 million and RMB10,458 million,
       support services     respectively

(c) Oil and gas field       For the two years ending 31 December 2007,
       production and       RMB3,935 million and RMB4,132 million,
       support services     respectively

(d) Marketing,              For the two years ending 31 and December 2007,
      management            RMB478 million and RMB504 million, respectively
      ancillary services

(e) FPSO vessel leases      For the two years ending 31 December 2007,
                            RMB453 million and RMB463 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates

Provision of management,     For the two years ending 31 December 2007,
technical, facilities and    RMB50 million and RMB100 million, respectively
ancillary services,
including the supply of
materials to CNOOC and/or
its associates

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)  Sales of petroleum      For the two years ending 31 December
     and natural             2007, RMB33,469 million and RMB44,199 million,
     gas products            respectively

(b)  Long term sales of      For the two years ending 31 December
     natural gas and         2007, RMB1,960 million and RMB3,599 million,
     liquefied natural gas   respectively

SHARE CAPITAL
Please refer to note 32 to the financial statements on pages 124 to 132 for details of movements in the Company's share capital for the year ended 31 December 2005.

SHARE OPTION SCHEMES
The Company has adopted the following share option schemes for the grant of options to the Company's Directors, senior management and other eligible grantees:

1.  Pre-Global Offering Share Option Scheme;
2.  2001 Share Option Scheme;
3.  2002 Share Option Scheme; and
4.  2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Company's Board of Directors will from time to time propose for the Board's approval for the recipient of and the number of shares underlying each option. The maximum aggregate number of shares (including those that could be substituted for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved a new share option scheme, excluding shares issued upon exercise of options granted under these schemes from time to time.


Please refer to note 32 to the financial statements on pages 124 to 132 for details regarding each of the share option scheme of the Company and options granted by the Company pursuant to each of the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme.

During the year ended 31 December 2005, 2,300,100 options granted under the share option schemes of the Company had been exercised. Save as those disclosed in note 32 to the financial statements on pages 124 to 132, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2005.

PURCHASE, SALE OR REDEMPTION OF SHARES
There was no purchase, sale or redemption of the Company's shares by the Company, or any of its subsidiaries during the year ended 31 December 2005.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARE CAPITAL
As at 31 December 2005, the following persons (other than the Directors and chief executives of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the Securities and Futures Ordinance ("SFO"):




                                                                       Ordinary Shares           Percentage of
                                                                  Directly        Indirectly      Total Issued
                                                                      held              held            Shares

----------------------------------------------------------------------------------------------------------------
 (i)   CNOOC (BVI) Limited ("CNOOC (BVI)")                    28,999,999,995                --            70.64%
 (ii)  Overseas Oil & Gas Corporation, Limited                             5    28,999,999,995            70.64%
         ("OOGC")
 (iii) CNOOC                                                              --    29,000,000,000            70.64%

Note: CNOOC (BVI) is a wholly-owned  subsidiary of OOGC,  which is in turn a wholly-owned  subsidiary of CNOOC.
      Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC.


062


All the interests stated above represent long positions. Save as disclosed above, as at 31 December 2005, the Company is not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY
Please refer to pages 52 to 57 for information concerning the Directors and senior management of the Company.

DIRECTORS' INTERESTS
Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company (as set out in note 32 to the financial statements on pages 124 to 132), as at 31 December 2005, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code. All the interests held by the Company's directors and chief executive represent long positions.

DIRECTORS' SERVICE CONTRACTS AND INTERESTS IN CONTRACTS
No re-electing Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2005 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.


EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS
Please refer to notes 12 and 13 to the financial statements on pages 105 to 107 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS
As at 31 December 2005, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
The Company is committed to high standards of corporate governance through the establishment of an efficient framework of policies, procedures and systems. Except for deviations from the code provisions A.2.1, A.4.1, A.4.2 and B.1.3, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2005.

Please refer to the Corporate Governance Report on pages 28 to 41 for details.

AUDITORS
Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2005 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting to be held on 24 May 2006.

SUFFICIENCY OF PUBLIC FLOAT
As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

PROCEDURES FOR DEMANDING A POLL
Pursuant to Article 69(a) of the articles of association of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)  the Chairman of such meeting; or

(ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 24 March 2006

064


Management Discussion and Analysis

BUSINESS REVIEW AND PROSPECTS
As at 31 December 2005, our total revenue amounted to RMB69,455.7 million (US$8,470.4 million), representing a year-on-year increase of 25.8%. Net profit amounted to RMB25,323.1 million (US$3,088.3 million), representing a year-on-year increase of 56.9%. The profit growth was attributable to the following reasons: due to the increased oil price and high market demand, we seized favorable opportunities from such optimism and strengthened our exploration and development to actively expand our production capacity of oil and gas. We continued to implement effective cost control measures and maintained our leadership position in production cost per barrel among our peers.

As at 31 December 2005, the Company's basic and diluted earnings per share were RMB0.62 and RMB0.61 respectively.

Looking ahead, it is expected that the global economy will maintain positive development and the demand for energy will continue to rise. It apparently appears that oil price will likely stay at high level. We will increase our capital expenditure and strengthen exploration activities. More work will be done on the acquisitions of seismic data as well as exploration drilling. The development projects will also be conducted in a continual and highly efficient manner. There will be sixteen new projects in progress in 2006, of which ten of them are expected to commence operation during the year. The large number of oil and gas fields put into development are also expected to contribute positively to achieve the Company's production target.

In 2006, we will consistently maintain a healthy financial position and continue to expand our overseas development and pursuit of opportunities for acquisition. At the same time, our exploration work will be extended to deepwater area.

The management remains confident in the development potential of the Company.

CONSOLIDATED NET PROFIT
Our consolidated net income after tax was RMB25,323.1 million (US$3,088.3 million) in 2005, an increase of RMB9,184.0 million (US$1,120.0 million), or 56.9% from RMB16,139.1 million in 2004.


REVENUE
Income from our oil and gas sales for 2005 was RMB53,417.7 million (US$6,514.5 million), respesenting an increase of RMB16,531.7 million (US$2,016.1 million), or 44.8% from RMB 36,886.0 million in 2004. The increase was attributable to the high oil price, whilst growth in production also attributed to higher profits in the Company. The average realised price for our crude oil was US$47.31 per barrel in 2005, respesenting an increase of US$11.9, or 33.6% from US$35.41 per barrel in 2004. Sale of crude oil amounted to 129.8 million barrels, respesenting an increase of 11.6% over 2004. The average realised price for our natural gas was US$2.82 per thousand cubic feet in 2005, respesenting an increase of US$0.07, or 2.6% from US$2.75 per thousand cubic feet in 2004. At the same time, sales volume of our natural gas increased by 6.8% from 21.9 million BOE in 2004 to 23.4 million BOE in 2005.

In 2005, our net marketing profit, which was derived from marketing revenue less purchase cost of crude oil and oil products, was RMB197.2 million (US$24.1 million), respesenting a decrease of RMB30.7 million (US$3.7 million), or 13.5%, from RMB227.9 million in 2004. Marketing revenue from the Company's wholly-owned subsidiary, CNOOC China Limited, was RMB9,430.8 million (US$1,150.1 million), respesenting an increase of RMB1,688.2 million (US$205.9 million) from RMB 7,742.6 million in 2004. The net marketing profit was RMB85.0 million (US$10.4 million), however, 45.7% decreased from the same period last year due to the significant reduction in sales margin which was mainly influenced by market price in local market. Marketing revenue from the Company's wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was RMB6,470.5 million (US$789.1 million). Netting off purchase cost of crude oil and oil production, the net marketing profit was RMB112.2 million (US$13.7 million), or 57.4% increased from the same period last year.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2005, our other net income was RMB59.7 million (US$7.3 million), respesenting a decrease of RMB39.1 million (US$4.8 million) from RMB98.8 million in 2004. The decrease mainly came from the fluctuation of income from service fee relating to PSC projects.

EXPENSES
Operating expenses
Our operating expenses in 2005 were RMB5,934.6 million (US$723.7 million), respesenting an increase of RMB864.3 million (US$105.4 million), or 17.0% from RMB 5,070.3 million in 2004. The increase was mainly attributable to the commencement of production of seven new oil and gas fields in China in the year. Operating expenses in 2005 were RMB38.8 (US$4.73) per BOE, an increase of 5.7% from RMB36.7 (US$4.43) per BOE in 2004. Operating expenses offshore China in 2005 were RMB32.5 (US$3.96) per BOE, respesenting an increase of 8.7% from 2004. The increase was mainly attributable to the higher service fees, supply vessels, equipment lease, maintenance materials, chemicals and fuel, resulting from the higher international crude oil price. Operating expenses offshore Indonesia in 2005 were RMB100.2 (US$12.22) per BOE, respesenting an increase of 13.0% from 2004. The increase in operating expenses per barrel for our Indonesian oil fields was due to lower net production volume based on their production sharing models. Based on working interest production, operating expenses in offshore Indonesia in 2005 were RMB48.7 (US$5.94) per BOE.

Production taxes
Our production taxes for 2005 were RMB2,596.5 million (US$316.7 million), respesenting an increase of RMB870.8 million (US$106.2 million), or 50.5% from RMB1,725.7 million in 2004. The increase was mainly due to the increased income from oil and gas sales.

Exploration costs
Our exploration costs for 2005 were RMB1,293.7 million (US$157.8 million), a slight decrease of RMB22.5 million (US$2.7 million), or 1.7% from RMB1,316.2 million in 2004, as a result of increase in capitalisation of investment in exploration.

Depreciation, depletion and amortisation
Our depreciation, depletion and amortisation were RMB5,964.7 million (US$727.4 million) for 2005, respesenting an increase of RMB509.6 million (US$62.1 million), or 9.3% from RMB 5,455.1 million in 2004. Our average depreciation, depletion and amortisation per barrel were RMB39.0 (US$4.75) per BOE which were more or less the same as those in 2004.


Dismantlement
Our dismantling costs for 2005 were RMB252.9 million (US$30.8 million), an increase of RMB51.3 million (US$6.3 million) from RMB201.6 million in 2004. The increase was primarily due to the increased dismantling costs resulting from the commencement of production at new oil and gas fields and a revision of the dismantlement liabilities for certain existing oil and gas fields. Our average dismantling costs were RMB1.7 (US$0.20) per BOE, a corresponding increase from RMB1.5 (US$0.18) per BOE in 2004.

Impairment losses related to property, plant and equipment
Our impairment losses for 2005 were RMB90.2 million (US$11.0 million). The impairment was due to the downward revision of the reserve of BZ34-2/4 and HZ19-3 oil and gas fields. The average impairment costs were RMB0.6 (US$0.07) per BOE.

Selling and administrative expenses
Our selling and administrative expenses for 2005 were RMB1,370.4 million (US$167.1 million), respesenting an increase of RMB266.1 million (US$32.5 million), or 24.1% from RMB1,104.3 million in 2004. Of which, the selling and administrative expenses of companies in China were RMB6.3 (US$0.77) per BOE, respesenting an increase of 14.5% from the previous year. Compared with last year, the increase was mainly attributable to the increase in management fees related to more PSC projects in production, labor costs and general research expenditures occurred in 2005.

Finance costs, net of interest income
Our net finance costs for 2005 were RMB741.2 million (US$90.4 million), an increase of 215.5% from the net interest expenses of RMB235.0 million in 2004. On one hand, our interest income increased RMB152.4 million from RMB206.9 million in 2004 to RMB359.3 million in 2005. On the other hand, the finance costs increased significantly mainly due to the interest expenses on our US$1 billion bonds issued in December 2004, the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time. The increases due to the factors mentioned above were RMB164.4 million (US$20.1 million), RMB373.1 million (US$45.5) and RMB79.2 million (US$9.7 million) respectively.

066


Exchange gains/losses, net
Our net exchange gains incurred in 2005 were RMB287.0 million (US$35.0 million), an increase of RMB257.7 million (US$31.4 million) from net exchange gains of RMB29.3 million in 2004. Compared with 2004, the increased exchange gains mainly came from the Chinese government's efforts on the improvement of rate-forming mechanism and the following appreciation of RMB in the second half of the year.

Investment income
Our investment income for 2005 was RMB247.9 million (US$30.2 million), a significant increase of RMB175.5 million (US$21.4 million), or 242.4% from RMB72.4 million in 2004. For the purpose of improving performance of current assets portfolio, we increased the investment in financial instruments such as money market funds. Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return in this year.

Share of profits of associates
In 2005, there were gains from our investments in Shanghai Petroleum and Natural Gas Company Limited and CNOOC Finance Corporation Limited. Of them, share of profit from Shanghai Petroleum and Natural Gas Company Limited was RMB261.8 million (US$31.9 million), respesenting a decrease of 12.1% from 2004, which was mainly due to the change in tax rate from favorable rate of 16.5% to normal rate of 33.0% and resulting from the increased income tax payment of 2005. Share of profit from CNOOC Finance Corporation Limited was RMB45.3 million (US$5.5 million) during the period, relatively comparable to that from 2004.

Non-operating income/expenses, net
Our net non-operating income for 2005 was RMB28.6 million (US$3.5 million), and our net non-operating income for 2004 was RMB 519.2 million. The non-operating income in 2004 represented the tax refund from re-investment in China.


Income tax
Our income tax for the year 2005 was RMB10,977.8 million (US$1,338.8 million), respesenting an increase of RMB4,047.0 million (US$493.5 million), or 58.4% from RMB6,930.8 million in 2004. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2005 was 30.2%, slightly higher than the effective rate of 30.0% in 2004.

Cash generated from operating activities
Net cash generated from operating activities in 2005 amounted to RMB32,153.8 million (US$3,921.3 million), respesenting an increase of RMB9,825.9 million (US$1,198.3 million), or 44.0% from RMB22,327.9 million in 2004.

The increase in cash was mainly due to an increase in profit before tax of RMB13,231.0 million (US$1,613.6 million), an increase in depreciation, depletion and amortization expenses of RMB509.7 million (US$62.2 million), an increase in finance costs of RMB658.7 million (US$80.3 million), an increase in provision for inventory of RMB35.8 million (US$4.4 million), an increase in dismantlement costs of RMB51.2 million (US$6.2 million), a decrease in share of profits of associates of RMB37.4 million (US$4.6 million), an increase in amortisation of discount of long term guaranteed notes of RMB26.3 million (US$3.2 million), and an increase in impairment losses related to property, plant and equipment of RMB90.2 million (US$11.0 million).

Increase of cash flow was also partially offset by an increase of income tax paid of RMB2,447.2 million (US$298.4 million), an increase in our finance exchange gain and loss of RMB257.8 million (US$31.4 million), an increase in investment income received of RMB175.5 million (US$21.4 million), a decrease in the loss on disposal and write off of property, plant and equipment of RMB14.3 million (US$1.7 million), an increase in interest income of RMB152.4 million (US$18.6 million) and a decrease in compensation cost for share based payment of RMB17.5 million (US$2.1 million).

In another aspect, compared with 2004, the increase in operating cash flow was partially attributable to the increase in changes of working capital, mainly due to the increase in changes of current assets from operating activities excluding cash and bank balances of RMB2,103.9 million (US$256.6 million), and a simultaneous increase in changes of current liabilities from operating activities of RMB71.0 million (US$8.7 million).

Capital expenditures and investments
Net cash outflow from investing activities in 2005 was RMB29,349.2 million (US$3,579.3 million), representing an increase of RMB4,742.0 million (US$578.3 million) from RMB24,607.2 million in 2004.

In line with our use of "successful efforts" method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB17,469.5 million (US$2,130.5 million) in 2005, representing a decrease of RMB1,152.5 million (US$140.6 million), or 6.2%, from RMB18,622.0 million in 2004. Capital expenditures in 2005 mainly comprised of RMB875.8 million (US$106.7 million) for capitalised exploration activities, RMB15,729.7 million (US$1,918.4 million) for development investments, and RMB1,017.0 million (US$124.0 million) for acquisition of 16.69% equity interest of MEG, netting off a tax refund of RMB153.0 million (US$18.7 million) from NWS Project. Our development expenditures in 2005 related principally to the development of PanYu 30-1, Bozhong 25-1/25-1S, PL19-3 phase II, NanPu 35-2 oil and gas fields.


In addition, cash outflow was attributable to the increase in time deposits with maturities over three months of RMB3,597.0 million (US$438.7 million), and the net purchase of available-for-sale financial assets of RMB8,282.7 million (US$1,010.1 million).

Financing activities
The net cash flow arising from financing activities in 2005 was an outflow of RMB7,786.4 million (US$ 949.6 million) while that in 2004 was an inflow of RMB1,970.5 million. Compared with 2004, there was no issuance of debt financing instruments or bank loan increase in 2005. The distribution of dividends of RMB7,772.2 million (US$947.9 million) and the repayment of bank loans of RMB18.7 million (US$2.3 million) by the Company generated a total cash outflow of RMB 7,790.9 million (US$950.1 million). Some cash inflow was generated by the proceeds from the exercise of share options of RMB4.5 million (US$0.5 million) in 2005.



Repayment arrangements of our total debts as at 31 December 2005 were as follows:


                                             Debt maturities principal only
                                                    Original currency



                                                                                           Total
                                                                                             RMB     Total US$
Due by 31 December                               US$            JPY           RMB     equivalent    equivalent

----------------------------------------------------------------------------------------------------------------
                                             (in millions, except percentages)
2006                                           100.0          271.5             --          825.7         102.3
2007-2009                                    1,000.0          271.4             --        8,088.9       1,002.3
2010-2011                                         --             --             --             --             --
2011 and beyond                              1,000.0             --             --        8,070.2       1,000.0
Total                                        2,100.0          542.9             --       16,984.8       2,104.6
Percentage of total debt                       99.8%           0.2%             --         100.0%        100.0%

The gearing ratio of the Company was 19.1%. Gearing ratio is (Total Debt)/(Total Debt + Equity).


068


Market risks
Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk
As our oil and gas prices are mainly determined by reference to the oil and gas prices in international markets, changes in international oil and gas prices have a large impact on us. International oil and gas prices are volatile, and this volatility has a significant effect on our net sales and net profits.

Currency risk
Substantially all of the Group's oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government's policies of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to US dollar. From that day to 31 December 2005, Renminbi has appreciated by approximately 2.5% against US dollars.

The appreciation of Renminbi against US dollars may have certain impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group's oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Remminbi will also decrease the Group's costs for imported equipment and materials. In addition, the debt repayment by the Group will decrease since more than 99% of the Group's debts are also denominated in U.S. dollars.

As of the end of 2005, the balance of our yen-denominated loans was only RMB37.3 million. Since the Group has hedged our yen loans against foreign currency swaps, the Group does not expect any exchange risk relating to Japanese yen in the future.


Interest rate risk
As of the end of 2005, the interest rates for all balance of our debts were fixed. The term of the weighted average balance was approximately 8 years. The average interest rate payable by the Group is favorable under the environment of interest rate hike.

Significant investments and material acquisitions
i) On 11 March 2005, CNOOC reached agreement with Canadian MEG Energy Corporation, on the acquisition of 18.5% (16.69% on a diluted basis) of the issued shares of MEG Energy Corp., for a consideration of C$150 million. The Company thereby acquired an interest in the oil sand project in Canada, which has a huge development potential.

ii) On 23 June 2005, the Company made a merger proposal to Unocal Corporation to acquire all the shares of Unocal Corporation at US$67 per share, or a total consideration of approximately US$18.5 billion. However, in light of huge uncertainties and unbearable risks associated with the political environment in the US, the Company finally withdrew its offer on 2 August 2005.

iii) On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO") to acquire a 45% working interest in an offshore oil mining license 130 "OML 130" in Nigeria for a cash consideration of US$2.268 billion. Conditional on, among other things, the approval of the Nigerian National Petroleum Corporation ("NNPC") and the PRC government, the transaction is expected to be completed in the first half of 2006.

iv) On 27 January 2006, the Company acquired a 35% working interest in the Nigeria OPL229 for a consideration of US$60 million.

EMPLOYEES
We had 2,696 employees as at 31 December 2005.

We have adopted share option schemes for directors, senior management officers and other eligible grantees of the Company since 4 February 2001. The Board has granted options to eligible grantees pursuant to the terms of the relevant schemes in effect from time to time.

In 2005, we further improved the implementation and utilization of performance-based assessment system and continued implementing the "target management" and "Balance Score Card" effectively. We also upgraded our remuneration systems and various incentive systems and formulated "Proposal for employees' remuneration and its adjustments". At the same time, we accomplished the task of standardising our internal remuneration and awarded a number of prizes and awards. We effectively awarded employees who made contribution to our development while further standardised the existing remuneration and benefits system.

We put great emphasis on the cultivation and development of our staff and increased our efforts and strength on training. By continuously improving the training and management system of the Company, formulating the standard for training as well as establishing and amending on-line training, we provide our staff with all kinds of management and business training, which is beneficial to both our staff and the development of the enterprise.We strive to create a win-win situation for our staff and the enterprise.

Furthermore, we continue implementing and refining our competitive remuneration and benefits packages for overseas employees. We have also started establishing a pool of talented staff which will guarantee the provision of the necessary resources to cater for our strategic opportunities for continuous fast growth.


CHARGES ON ASSETS
Except for the change on the interest of the Group in the NWS Project as discussed in note 4 to the financial statements, the Group had no charge on assets as at 31 December 2005.

CONTINGENT LIABILITIES
The Group had no contingent liabilities as at 31 December 2005.

070


Report of the Auditors

[GRAPHIC OMITTED]  Ernst & Young

To the shareholders of
CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the "Company") and its subsidiaries (the "Group") on pages 71 to 145 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.





Ernst & Young
Certified Public Accountants

Hong Kong
24 March 2006

Consolidated Income Statement
Year ended 31 December 2005
(All amounts expressed in thousands of Renminbi, except per share data)


                                                          Notes                     2005                  2004
                                                                                                    (Restated)

                                                   --------------------------------------------------------------
REVENUE
  Oil and gas sales                                       7, 30               53,417,669            36,886,019
  Marketing revenues                                          8               15,901,325            18,191,353
  Other income                                                                   136,749               144,691

                                                   --------------------------------------------------------------

                                                                              69,455,743            55,222,063

                                                   --------------------------------------------------------------

EXPENSES
  Operating expenses                                                          (5,934,598)           (5,070,344)
  Production taxes                                                            (2,596,543)           (1,725,674)
  Exploration expenses                                                        (1,293,687)           (1,316,160)
  Depreciation, depletion and amortisation                                    (5,964,740)           (5,455,062)
  Dismantlement                                              31                 (252,857)             (201,637)
  Impairment losses related to property,
    plant and equipment                                 (90,190)                    --
  Crude oil and product purchases                             8              (15,704,100)          (17,963,461)
  Selling and administrative expenses                        10               (1,370,368)           (1,104,348)
  Others                                                                         (77,062)              (45,844)

                                                   --------------------------------------------------------------

                                                                             (33,284,145)          (32,882,530)

                                                   --------------------------------------------------------------

PROFIT FROM OPERATING ACTIVITIES                                              36,171,598            22,339,533

Interest income                                                                  359,294               206,872
Finance costs                                                11               (1,100,532)             (441,825)
Exchange gains, net                                                              287,027                29,269
Investment income                                             9                  247,893                72,438
Share of profits of associates                                                   307,075               344,469
Non-operating income/(expenses), net                                              28,579               519,206

                                                   --------------------------------------------------------------

PROFIT BEFORE TAX                                             9               36,300,934            23,069,962

Tax                                                          14             (10,977,812)           (6,930,826)

                                                   --------------------------------------------------------------

NET PROFIT                                                   15               25,323,122            16,139,136
                                                   ==============================================================

072



                                                          Notes                    2005                   2004
                                                                                                     (Restated)

                                                   --------------------------------------------------------------
DIVIDENDS
  Special interim dividend declared
    in place of 2003 final dividend                          16                       --             2,617,526
  Interim dividend                                           16                2,138,128             1,306,451
  Special interim dividend                                   16                2,138,128             2,177,418
  Proposed final dividend                                    16                4,250,391             1,310,022
  Proposed special final dividend                            16                       --             2,183,371

                                                   --------------------------------------------------------------

                                                                               8,526,647             9,594,788

                                                   --------------------------------------------------------------

EARNINGS PER SHARE
  Basic                                                      17                 RMB 0.62              RMB 0.39
  Diluted                                                    17                 RMB 0.61              RMB 0.39

DIVIDEND PER SHARE
  Special interim dividend declared
    in place of 2003 final dividend                          16                 RMB     --            RMB 0.06
  Interim dividend                                           16                 RMB 0.05              RMB 0.03
  Special interim dividend                                   16                 RMB 0.05              RMB 0.05
  Proposed final dividend                                    16                 RMB 0.10              RMB 0.03
  Proposed special final dividend                            16                 RMB     --            RMB 0.05
                                                   ==============================================================


Consolidated Balance Sheet
31 December 2005
(All amounts expressed in thousands of Renminbi)


                                                                                            Group
                                                          Notes               2005                         2004
                                                                                                     (Restated)

                                                   --------------------------------------------------------------
NON-CURRENT ASSETS
Property, plant and equipment, net                           18               66,625,167            57,182,026
Intangible assets                                            19                1,299,643                     --
Investments in associates                                    21                1,401,839             1,327,109
Available-for-sale financial assets                                            1,017,000                     --

                                                   --------------------------------------------------------------

Total non-current assets                                                      70,343,649            58,509,135

                                                   --------------------------------------------------------------

CURRENT ASSETS
Accounts receivable, net                                     22                5,277,784             4,276,489
Inventories and supplies                                     23                1,199,626             1,147,294
Due from related companies                                   30                2,099,197             1,173,374
Other current assets                                                             806,115               556,931
Available-for-sale financial assets/short term investments   24               13,846,935             5,444,113
Time deposits with maturities over three months                               12,200,000             8,603,000
Cash and cash equivalents                                    30                8,991,758            14,091,524

                                                   --------------------------------------------------------------

Total current assets                                                          44,421,415            35,292,725

                                                   --------------------------------------------------------------

CURRENT LIABILITIES
Accounts payable                                             25                2,867,678             3,102,024
Other payables and accrued liabilities                       26                5,206,943             4,191,024
Current portion of long term bank loans                      27                  825,674                24,364
Due to the parent company                                29, 30                  488,482               370,060
Due to related companies                                     30                  759,934               211,425
Tax payable                                                  14                3,467,505             2,503,466

                                                   --------------------------------------------------------------

Total current liabilities                                                     13,616,216            10,402,363

                                                   --------------------------------------------------------------

NET CURRENT ASSETS                                                            30,805,199            24,890,362

                                                   --------------------------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                        101,148,848            83,399,497

                                                   --------------------------------------------------------------

NON-CURRENT LIABILITIES
Long term bank loans                                         27                   24,392               865,211
Long term guaranteed notes                                   28               16,531,780            16,313,550
Provision for dismantlement                                  31                4,161,663             3,089,448
Deferred tax liabilities                                     14                6,827,916             6,688,498

                                                   --------------------------------------------------------------

Total non-current liabilities                                                 27,545,751            26,956,707

                                                   --------------------------------------------------------------

Net assets                                                                    73,603,097            56,442,790

                                                   ==============================================================


CAPITAL AND RESERVES
Issued capital                                               32                  876,635               876,586
Reserves                                                     33               72,726,462            55,566,204

                                                   --------------------------------------------------------------

Total equity                                                                  73,603,097            56,442,790

                                                   ==============================================================

Zhou Shouwei                                            Yang Hua
Director                                                Director

074


Consolidated Statement of Changes in Equity
Year ended 31 December 2005
(All amounts expressed in thousands of Renminbi)



                                        Share premium
                                          and capital       Asset   Cumulative    Statutory and
                                 Issued    redemption revaluation  translation non-distributive     Other     Retained
                          share capital       reserve     reserve      reserve          reserve  reserves     earnings        Total
                     ---------------------------------------------------------------------------------------------------------------
Balances at
  1 January 2004
  as previously
  reported                      876,978    20,761,205     274,671       22,647        8,050,489        --   16,750,542   46,736,532
Cumulative adjustment
  for the adoption of
  HKFRS 2 (note 2.2)                 --            --          --           --               --    63,502      (63,502)          --
Cumulative adjustment
  for the adoption of
  HKAS 16 (note 2.2)                 --            --    (274,671)          --               --        --           --     (274,671)

                     ---------------------------------------------------------------------------------------------------------------

Balances at
  1 January 2004
  as restated                   876,978    20,761,205          --       22,647        8,050,489    63,502   16,687,040   46,461,861

                     ---------------------------------------------------------------------------------------------------------------

Exchange realignment                 --            --          --      (42,301)              --        --           --      (42,301)

                     ---------------------------------------------------------------------------------------------------------------

Total income and
  expenses for the
  year recognised
  directly in equity                 --            --          --      (42,301)              --        --           --      (42,301)
Net profit for the
  year (as restated)                 --            --          --           --               --        --   16,139,136   16,139,136

                     ---------------------------------------------------------------------------------------------------------------

Total income and
  expenses
  for the year                       --            --          --      (42,301)              --        --   16,139,136   16,096,835
Repurchases of shares              (392)           --          --           --               --        --      (60,761)     (61,153)
Transfer of reserve
  upon share
  repurchases                        --           392          --           --               --        --         (392)          --
2004 special interim
  dividend declared
  in place of 2003
  final dividends                    --            --          --           --               --        --   (2,617,526)  (2,617,526)
2004 interim dividends               --            --          --           --               --        --   (1,306,451)  (1,306,451)
2004 special interim
  dividends                          --            --          --           --               --        --   (2,177,418)  (2,177,418)
Appropriation to
  statutory reserve                  --            --          --           --        1,363,121        --   (1,363,121)          --
Equity-settled share
  option expenses                    --            --          --           --               --    46,642           --       46,642

                     ---------------------------------------------------------------------------------------------------------------

Balances at
  31 December 2004
  as restated                   876,586    20,761,597          --      (19,654)       9,413,610   110,144   25,300,507    56,442,790

                     ===============================================================================================================

Balances at
  1 January 2005 as
  previously reported           876,586    20,761,597     274,671      (19,654)       9,413,610        --   25,410,651    56,717,461
Cumulative adjustment
  for the adoption of
  HKFRS 2 (note 2.2)                 --            --          --           --               --   110,144     (110,144)          --
Cumulative adjustment
  for the adoption of
  HKAS 16 (note 2.2)                 --            --    (274,671)          --               --        --           --     (274,671)

                     ---------------------------------------------------------------------------------------------------------------

Balances at
  1 January 2005
  as restated                   876,586    20,761,597          --      (19,654)       9,413,610    10,144   25,300,507   56,442,790

                     ---------------------------------------------------------------------------------------------------------------

                                        Share premium
                                          and capital       Asset     Cumulative   Statutory and
                                 Issued    redemption revaluation    translation non-distributive     Other    Retained
                          share capital       reserve     reserve        reserve          reserve   reserves   earnings      Total
                     ---------------------------------------------------------------------------------------------------------------

Changes in fair value
  of available-for-
  sale investments                   --            --          --           --               --    69,069           --       69,069
Exchange realignment                 --            --          --     (493,289)              --        --           --     (493,289)

                     ---------------------------------------------------------------------------------------------------------------

Total income and
  expenses for the
  year recognised
  directly in equity                 --            --          --     (493,289)              --    69,069           --     (424,220)
Net profit for the year              --            --          --           --               --        --   25,323,122   25,323,122

                     ---------------------------------------------------------------------------------------------------------------

Total income and
  expenses for the year              --            --          --    (4 93,289)              --    69,069   25,323,122   24,898,902

2004 final dividends                 --            --          --           --               --        --   (3,495,962)  (3,495,962)

2005 interim dividends               --            --          --           --               --        --   (4,276,256)  (4,276,256)

Exercise of share options            49         4,451          --           --               --        --           --        4,500

Appropriation to
  statutory reserve                  --            --          --           --        2,268,364        --   (2,268,364)          --

Equity-settled share
  option expenses                    --            --          --           --               --    29,123           --       29,123

                     ---------------------------------------------------------------------------------------------------------------

Balances at
  31 December 2005              876,635    20,766,048          --     (512,943)      11,681,974   208,336   40,583,047   73,603,097

                     ===============================================================================================================

*These reserve accounts comprise the consolidated reserves of RMB72,726,462,000 (2004: RMB55,566,204,000 (restated)) in the consolidated balance sheet.

076


Consolidated Cash Flow Statement
Year ended 31 December 2005
(All amounts expressed in thousands of Renminbi)


                                                          Notes                     2005                  2004

                                                   --------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                            35(a)               41,695,648            29,705,761
Income taxes paid                                                             (9,849,454)           (7,402,280)
Interest received                                                                359,294               206,871
Dividends received                                                               232,346               135,000
Short term investment income received                                             45,785                 4,626
Interest paid                                                                   (329,797)             (322,118)

                                                   --------------------------------------------------------------

Net cash inflow from operating activities                                     32,153,822            22,327,860

                                                   --------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of and prepayment for oil and
   gas properties  35(b)                                                        (864,007)           (5,779,140)
Additions of property, plant and equipment                                   (16,605,548)          (12,842,905)
Increase in time deposits with
  maturities over three months                                                (3,597,000)           (6,280,000)
Purchase of available-for-sale financial assets/
  short term investments                                                     (21,487,478)           (5,735,093)
Disposals of available-for-sale financial assets/
  short term investments                                                      13,204,817             6,029,946

                                                   --------------------------------------------------------------

Net cash outflow from investing activities                                   (29,349,216)          (24,607,192)

                                                   --------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long term guaranteed notes                                   --             8,154,085
Repayment of bank loans                                                          (18,654)              (21,075)
Dividends paid                                                                (7,772,218)           (6,101,395)
Share repurchases                                                                      --               (61,153)
Proceeds from exercise of share options                                            4,500                     --

                                                   --------------------------------------------------------------

Net cash (outflow)/inflow from financing activities                           (7,786,372)            1,970,462

                                                   --------------------------------------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                     (4,981,766)             (308,870)
Cash and cash equivalents at beginning of year                                14,091,524            14,400,394
Effect of foreign exchange rate changes, net                                    (118,000)                    --

                                                   --------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                       8,991,758            14,091,524

                                                   ==============================================================

ANALYSIS OF BALANCES OF CASH AND
CASH EQUIVALENTS
Cash and cash equivalents balances                                             8,991,758            14,091,524

                                                   ==============================================================

Balance Sheet
31 December 2005
(All amounts expressed in thousands of Renminbi)



                                                                                         Company
                                                          Notes                     2005                  2004

                                                   --------------------------------------------------------------
NON-CURRENT ASSETS
Property, plant and equipment, net                           18                    1,074                   164
Investment in subsidiaries                                   20                7,766,971             7,766,971
Loans to a subsidiary                                        20                4,138,290             4,138,290

                                                   --------------------------------------------------------------

Total non-current assets                                                      11,906,335            11,905,425

                                                   --------------------------------------------------------------

CURRENT ASSETS
Other current assets                                                               1,848                 5,416
Due from the parent company                                  29                       34                     5
Due from subsidiaries                                        20               22,213,478            13,206,016
Available-for-sale financial assets                          24                9,086,576             4,439,554
Cash and cash equivalents                                                        572,792             9,240,575

                                                   --------------------------------------------------------------

Total current assets                                                          31,874,728            26,891,566

                                                   --------------------------------------------------------------

CURRENT LIABILITIES
Other payables and accrued liabilities                                            52,532                50,244
Due to subsidiaries                                          20               14,468,726            15,256,082

                                                   --------------------------------------------------------------

Total current liabilities                                                     14,521,258            15,306,326

                                                   --------------------------------------------------------------

NET CURRENT ASSETS                                                            17,353,470            11,585,240

                                                   --------------------------------------------------------------

NET ASSETS                                                                    29,259,805            23,490,665

                                                   --------------------------------------------------------------

CAPITAL AND RESERVES
Issued capital                                               32                  876,635               876,586
Reserves                                                     33               28,383,170            22,614,079

                                                   ==============================================================

Total equity                                                                  29,259,805            23,490,665

                                                   ==============================================================




Zhou Shouwei                                            Yang Hua
Director                                                Director

078

Notes to Financial Statements
31 December 2005
(All amounts expressed in Renminbi unless otherwise stated)

1.   CORPORATE INFORMATION
     CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

     The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

     In the opinion of the directors, the parent and the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.1  BASIS OF PREPARATION
     These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

     Basis of consolidation
     The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

     The acquisition of subsidiaries or an interest in a joint venture or associate during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

     HKAS 1                 Presentation of Financial Statements
     HKAS 2                 Inventories
     HKAS 7                 Cash Flow Statements
     HKAS 8                 Accounting Policies, Changes in Accounting Estimates and Errors
     HKAS 10                Events after the Balance Sheet Date
     HKAS 12                Income Taxes
     HKAS 14                Segment Reporting
     HKAS 16                Property, Plant and Equipment
     HKAS 17                Leases
     HKAS 18                Revenue
     HKAS 19                Employee Benefits
     HKAS 21                The Effects of Changes in Foreign Exchange Rates
     HKAS 23                Borrowing Costs
     HKAS 24                Related Party Disclosures
     HKAS 27                Consolidated and Separate Financial Statements
     HKAS 28                Investments in Associates
     HKAS 31                Interests in Joint Ventures
     HKAS 32                Financial Instruments: Disclosure and Presentation
     HKAS 33                Earnings per Share
     HKAS 36                Impairment of Assets
     HKAS 37                Provisions, Contingent Liabilities and Contingent Assets
     HKAS 38                Intangible Assets
     HKAS 39                Financial Instruments: Recognition and Measurement
     HKAS 39 Amendment      Transition and Initial Recognition of Financial Assets and Financial Liabilities
     HKFRS 2                Share-based Payment
     HKFRS 3                Business Combinations

080

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued) The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 28, 31, 33, 36, 37, 38 and HKFRS 3 has no
     material impact on the accounting policies of the Group and the methods of computation in the Group's financial statements. The impacts of adopting other HKFRSs are detailed as follows:

     (a)  HKAS 16 - Property, Plant and Equipment
          In prior years, the Group's property, plant and equipment were classified into three categories: oil and gas properties, land and buildings (representing the onshore terminals for oil and gas processing), and vehicles and office equipment. Land and buildings were stated at valuation less accumulated depreciation. Depreciation for land and buildings is calculated on the straight-line basis at an annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

          According to HKAS 16, property, plant and equipment are required to be categorised by major component and different useful lives, if any, should be applied in calculating the depreciation.

          Upon the adoption of HKAS 16, the Group has classified its property, plant and equipment into two categories: oil and gas properties and vehicles and office equipment. The Group has reclassified the onshore terminals previously classified as land and buildings to oil and gas properties as they will be used in similar operations and are expected to have similar economic useful lives.

          The Group has also decided to change its accounting policy to state the onshore terminals at cost instead of valuation and to amortise those terminals by the unit-of-production method on a property-by-property basis computed based on the total estimated units of proved developed reserves instead of the straight line method. Management believes the new policy will provide more relevant information and consistent accounting approach for oil and gas related assets.

          The effect of this change in accounting policy is to decrease both property, plant and equipment and the revaluation reserve as at 1 January 2005 and 2004 by RMB 274,671,000. No adjustment was made to the prior years' amounts as the impact on the prior years' consolidated income statements was not material. The effects of the above changes are summarized in note 2.4 to the financial statements.

     (b)  HKASs 32 and 39 - Financial Instruments

          (i) Investments in equity and debt securities
               In prior periods, the Group classified its investments in short term debt and equity securities as short term investments which were not intended to be held on a continuing basis and those investments were stated at fair value at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of such securities were credited or charged to the income statement in the period in which they arose.

               Upon the adoption of HKAS 39, these securities held by the Group at 1 January 2005 in the amount of RMB 5,444,113,000 were designated as available-for-sale investments under the transitional provisions of HKAS 39 and accordingly are stated at fair value with gains or losses being recognised as a separate component of equity until subsequent derecognition or impairment.

          (ii) Convertible bonds
               In prior periods, convertible bonds were stated at amortised cost.

               Upon the adoption of HKAS 32 and HKAS 39, the Group's convertible bonds issued with a cash settlement option and other derivative features are split into liability and derivative components based on their fair values for measurement purposes. The effects of the above changes are summarised in note 2.4 to the financial statements. In accordance with HKAS 32, comparative amounts have been restated.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)
     (c)  HKFRS 2 - Share-based Payment
          In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

          Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments
          ("equity-settled transactions"), the cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

          The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 3 "Summary of significant Accounting Policies" below.

          The Group has adopted the provisions of HKFRS 2 retrospectively to all stock options granted from the date of its incorporation. The effects of adopting HKFRS 2 are summarized in note 2.4 to the financial statements.

2.3  IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING
     STANDARDS
     The HKICPA has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. The following new and revised HKFRSs, although not early adopted by the Group, will have impact on the Group's financial statements in the period of initial application. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after 1 January 2006:

     HKAS 1 Amendment            Capital Disclosures
     HKAS 21 Amendment           The effects of Changes in Foreign  Exchange Rate - Net  Investment in
                                 a Foreign Operation
     HKAS 39 Amendment           Cash Flow Hedge Accounting of Forecast Intragroup Transactions
     HKAS 39 Amendment           The Fair Value Option
     HKFRSs 1 & 6 Amendments     First-time  Adoption of Hong Kong Financial  Reporting  Standards and
                                 Exploration for and Evaluation of Mineral Resources
     HKFRS 6                     Exploration for and Evaluation of Mineral Resources
     HKFRS 7                     Financial Instruments: Disclosures
     HK(IFRIC)-Int 4             Determining whether an Arrangement contains a Lease
     HK(IFRIC)-Int 5             Rights to Interests  arising from  Decommissioning,  Restoration  and
                                 Environmental Rehabilitation Funds

082

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (continued)
     The HKAS 1 Amendment shall be applied for accounting periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

     HKFRS 6 deals with the accounting for exploration for and evaluation of mineral resources, including oil and gas. This HKFRS should be applied for accounting periods beginning on or after 1 January 2006. The Group expects that the adoption of HKFRS 6 will not have any significant impact on its results of operations and financial position.

     HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for accounting periods beginning on or after 1 January 2007.

     Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2.4  SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES
     (a)  Effect on the consolidated balance sheet

                                                        Effect of adopting
                                            ---------------------------------------------
          At 1 January 2005                                HKAS 16#             HKFRS 2#
          Effect of new policies                    Property, plant       Recognition of
          Increase/(decrease)                         and equipment  share-based payment                 Total
                                                            RMB'000              RMB'000               RMB'000

          Assets
          Property, plant and equipment, net               (274,671)                   --              (274,671)

                                                                                                 --------------

          Liabilities/equity
          Asset revaluation reserve                        (274,671)                   --              (274,671)
          Other reserves                                          --              110,144               110,144
          Retained earnings                                       --             (110,144)             (110,144)

                                                                                                 --------------

                                                                                                      (274,671)

                                                                                                 ==============

                                                                 Effect of adopting
                                        -------------------------------------------------------------------
                                                 HKAS 16#        HKASs 32            HKAS 39*          HKFRS 2#
         At 31 December 2005                                      and 39*           Change in    Recognition of
         Effect of new policies           Property, plant     Convertible   classification of       share-based
         Increase/(decrease)                and equipment           bonds  equity investments           payment            Total
                                                  RMB'000         RMB'000             RMB'000           RMB'000          RMB'000

         Assets
         Property, plant and equipment, net      (274,671)             --                  --                --         (274,671)

                                                                                                                  ---------------

         Liabilities/equity
         Long term guaranteed notes                    --         373,060                  --                --          373,060
         Asset revaluation reserve               (274,671)             --                  --                --         (274,671)
         Other reserves                                --              --              69,069           139,267          208,336
         Retained earnings                             --        (373,060)            (69,069)         (139,267)        (581,396)

                                                                                                                  ---------------

                                                                                                                        (274,671)

                                                                                                                  ===============


     (b) Effects on the balances of equity at 1 January 2004 and at 1 January
         2005

                                                        Effect of adopting
                                            ---------------------------------------------
                                                           HKAS 16#             HKFRS 2#
         Effect of new policies                     Property, plant       Recognition of
         Increase/(decrease)                          and equipment  share-based payment                 Total
                                                            RMB'000              RMB'000               RMB'000


         1 January 2004

         Asset revaluation reserve                        (274,671)                   --             (274,671)
         Other reserves                                          --              63,502                63,502
         Retained earnings                                       --             (63,502)              (63,502)

                                                                                                --------------

                                                                                                     (274,671)

                                                                                                ==============

         1 January 2005

         Asset revaluation reserve                        (274,671)                   --             (274,671)
         Other reserves                                          --             110,144               110,144
         Retained earnings                                       --            (110,144)             (110,144)

                                                                                                --------------

                                                                                                     (274,671)

                                                                                                ==============

         * Adjustments taken effect prospectively from 1 January 2005.

         # Adjustments taken effect retrospectively.

084

     (c) Effect on the consolidated income statement for the years ended 31 December 2005 and 2004

                                                          Effect of adopting

                                        -----------------------------------------------------
                                                 HKAS 16           HKAS 39           HKFRS 2
                                                                              Recognition of
                                         Property, plant       Convertible       share-based
          Effect of new policies           and equipment             bonds           payment              Total
                                                 RMB'000           RMB'000           RMB'000            RMB'000

          Year ended 31 December 2005
          Increase in depreciation,
            depletion and amortisation            19,269                --                --             19,269
          Increase in a loss on embedded
            derivatives in convertible bonds          --           373,060                --            373,060
          Increase in selling and
            administrative expenses                   --                --            29,123             29,123

                                        ------------------------------------------------------------------------

          Total decrease in profit                19,269           373,060            29,123            421,452

                                        ========================================================================

          Year ended 31 December 2004
          Increase in selling and
            administrative expenses                   --                --            46,642             46,642

                                        ------------------------------------------------------------------------

          Total decrease in profit                    --                --            46,642             46,642

                                        ========================================================================

          There was no material impact on basic earnings per share and diluted earnings per share for the years ended 31 December 2005 and 2004 for the adoption of the above new policies.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Subsidiaries
     A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its Board of Directors.

     The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

     Associates
     An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

     The Group's share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

     Joint Ventures
     Certain of the group's activities are conducted through joint arrangements, including the production sharing arrangements detailed in note 5 below. These arrangements are a form of joint venture whereby a contractual arrangment exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the group's interests in the income, expenses, assets and liabilities of these arrangements.

     Related parties
     A party is considered to be related to the Group if:

     (a)  the party directly or indirectly through one or more intermediaries,
          (i) controls, is controlled by, or is under common control with, the Group ; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

     (b)  the party is an associate;

     (c)  the party is a jointly controlled entity;

     (d) the party is a member of the key management personnel of the Group or its parent;

     (e) the party is a close member of the family of any individual referred to in (a) or (d); or

     (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

086

     Impairment of assets
     Where an indication of impairment exists, or when annual impairment testing for an asset (other than inventories and financial assets) is required, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

     An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises.

     An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated.

     A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

     A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

     Property, plant and equipment
     Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

     (i) Oil and gas properties
          For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments which extend the economic lives of the assets, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

          Exploratory wells are evaluated for economic viability within one year of completion. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

     (i) Oil and gas properties (continued)
          Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortisation provision. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

          Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed according to the total estimated units of proved reserves.

          The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

     (ii) Vehicles and office equipment
          Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

     Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

     Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each balance sheet date.

     An item of property, plant and equipment is derecognised upon disposal or where no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year that the asset is derecognised is the difference between the net sales proceeds and the carrying value of the relevant asset.

     Intangible assets
     The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

     The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed as least at each balance sheet date.

088

     Research and development costs
     All research costs are charged to the income statement as incurred.

     Expenditure (other than relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

     Investments and other financial assets Applicable to the year ended 31 December 2004:

     Short term investment
     Short term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

     Applicable to the year ended 31 December 2005:

     Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

     All regular way purchases and sales of financial assets are recognised on the trade date i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

     (a) Financial assets at fair value through profit or loss Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

     (b)  Loans and receivables
          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

     (c) Held-to-maturity investments
         During this year, the Group did not hold any investments assets in this category.

     (d) Available-for-sale financial assets
          Available-for-sale financial assets are those non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

          When the fair value of unlisted equity securities can not be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant or that investment or
          (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

     Fair Value
     The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

     Impairment of financial assets (Applicable to the year ended 31 December
     2005) The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

     Assets carried at amortised cost
     If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

     The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

090

     Impairment of financial assets (Applicable to the year ended 31 December
     2005) (continued)
     If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

     Available-for-sale financial assets
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available-for-sale are not reversed through profit or loss.

     Derecognition of financial assets (applicable to the year ended 31 December 2005) A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

     o    the rights to receive cash flows from the asset have expired;

     o the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a "pass-through" arrangement; or

     o the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

     Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

     Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

     Interest-bearing loans and borrowings
     All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

     After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

     Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

     Convertible bonds
     The Group's convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components according to their fair values for measurement purposes.

     The fair value of the liability component is determined using the market rate for an equivalent non-convertible bond on the issuance of convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. Both the liability and the related embedded derivative components are presented together for financial statements reporting purposes.

     Derecognition of financial liabilities (applicable to the year ended 31 December 2005) A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

     When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

     Derivative financial instruments (applicable to the year ended 31 December 2005) The Group uses currency swaps to hedge its risks associated with currency exchange fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

     Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

     The fair value of currency swap contracts is determined by reference to market values for similar instruments.

092

     Inventories and supplies
     Inventories consist primarily of oil and supplies consist mainly of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

     Cash and cash equivalents
     For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are payable on demand and form an integral part of the Group's cash management.

     For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, and term deposits with maturities of three months or less which are not restricted to use.

     Provisions
     A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

     When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

     Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group's expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

     Income tax
     Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period directly in equity.

     Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

     Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

     Deferred tax liabilities are recognised for all taxable temporary differences:

     o Except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

     o in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

     o Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

     o in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

     The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

     Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

     Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

094

     Revenue recognition
     Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

    (i)   Oil and gas sales
          Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

          Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts result in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

          The Group has entered into gas sales contracts with customers which contain take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by those customers or the expiry of the contracts.

    (ii)  Marketing revenues
          Marketing revenues represent sales of oil purchased from the foreign partner under the production sharing contracts and revenues from the trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

    (iii) Other income
          Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services are rendered.

    (iv)  Dividend income
          Dividend income is recognised when the shareholders' right to receive payment has been established.

    (v)   Interest income
          Interest income from deposits placed with banks and other financial instruments is recognised on a time proportion basis taking into account the effective yield on the assets.

     Employee benefits

     Share-based payment transactions
     The Company has adopted share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group will from time to time receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

     The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a Black-Scholes model, further details of which are given in note 32. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

     The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expenses recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

     No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

     Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

     Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expenses not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. The Group has adopted the provisions of HKFRS 2 retrospectively to all stock options granted from the date of its incorporation.

     The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

     Retirement and termination benefits
     The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22% of the employees' basic salaries. The Group's contributions to these defined contribution plans are charged to expense in the year to which they relate.

096

     Dividends
     Final and special final dividends proposed by the directors are classified as a separate allocation of retained earnings within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

     Interim and special interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

     Borrowing costs
     Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

     To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

     To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

     Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to the borrowing, and amortisation of ancillary costs incurred in connection with arranging the borrowing.

     Foreign currencies
     These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. Exchange differences are dealt with in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

     On consolidation, the balance sheet of the Company and the overseas subsidiaries, other than the subsidiaries in the PRC, are translated into RMB at the exchange rates ruling at the balance sheet date and, their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting translation differences are included in the cumulative translation reserve.

     For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

     Repairs, maintenance and overhaul costs
     Repairs, maintenance and overhaul costs are normally charged to the income statement as operating expenses in the period in which they are incurred.

     Operating leases
     Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

     Contingencies
     Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

     A contingent asset is not recognised in the financial statements, but are disclosed when an inflow of economic benefits is probable.

     Subsequent events
     Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

     Use of estimates
     The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, purchase price allocation, provision for dismantlement and impairment as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions. More details are given in notes 3, 18 and 31.

098

4.   ACQUISITIONS
     During the year, the Group completed the acquisition of the North West Shelf Project ("NWS Project"), including an interest of approximately 5.3% in the NWS Project and a 25% interest in the China LNG Joint Venture, a new joint venture established within the NWS Project. The Group acquired the NWS Project to expand its upstream oil and gas reserves and production. The Group's participation in the NWS Project has not started commercial operations.



     Details of the net assets acquired are as follows:

     Purchase consideration:                                                                           RMB'000
                                                                                           --------------------

     Consideration paid                                                                              4,341,783
     Direct costs relating to the acquisition                                                           87,522
                                                                                           --------------------

     Total purchase consideration                                                                    4,429,305
                                                                                           ====================

     The assets and liabilities arising from the acquisition are as follows:

                                                                                                       RMB'000
                                                                                           --------------------

     Oil and gas properties                                                                          3,129,662
     Intangible assets - gas processing rights                                                       1,299,643
                                                                                           --------------------

     Net assets acquired                                                                             4,429,305
                                                                                           ====================

     Purchase consideration settled in cash                                                          4,429,305
                                                                                           ====================

     The purchase price allocation set out above is still preliminary, pending the confirmation of the tax basis of the underlying assets.

     The interest of the Group in the NWS Project has been charged to the other partners of the Project as security for certain of the Group's liabilities relating to the Project.

     In addition, the Company, through its wholly-owned subsidiary, has signed an agreement with a Canadian based company, MEG Energy Corporation ("MEG"), to acquire a 16.69% equity interest in MEG. The Company completed the transaction and paid C$150 million (equivalent of RMB1,017 million) for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the exploitation and production of oil sands. The investment in the unlisted shares of this company is accounted for as a non-current available-for-sales asset and is stated at cost less any impairment.

5.   PRODUCTION SHARING CONTRACTS

     PRC
     For production sharing contracts in the PRC, the foreign parties to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interests.

     In general, the Group has the option to take up to 51% participating interest in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

     After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the proportional method under which the Group recognises its share of development costs, revenues and expenses from such operations according to its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

     Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay the value-added tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

     The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for sale in the PRC market.

     Overseas
     The Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     The Group's net interest in the production sharing contracts in overseas consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and the domestic market obligation.

6.   SEGMENT INFORMATION
     Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

     Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

100

     (a)  Business segments
          The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

          The following table presents revenue, profit and certain assets, liabilities and expenditures information for the Group's business segments for the years ended 31 December 2005 and 2004.

                                               Independent                    Production                     Trading
                                               operations                  sharing contracts                 business
          Segment revenue                      2005           2004           2005           2004           2005             2004
                                            RMB'000        RMB'000        RMB'000        RMB'000        RMB'000          RMB'000
                                                         (Restated)                    (Restated)                      (Restated)
                                      ----------------------------------------------------------------------------------------------

          Sales to external customers:
            Oil and gas sales            22,808,733     15,177,621     30,608,936     21,708,398             --               --
            Marketing revenues                   --             --             --             --     15,901,325       18,191,353
          Intersegment revenues           1,598,171        920,669      7,467,429      2,551,181             --               --
          Other income                       13,093          6,139        103,047        136,942             --               --
                                      ----------------------------------------------------------------------------------------------

          Total                          24,419,997     16,104,429     38,179,412     24,396,521     15,901,325       18,191,353
                                      ----------------------------------------------------------------------------------------------

          Segment results
          Operating expenses             (2,095,273)    (1,828,614)    (3,839,325)    (3,241,730)            --               --
          Production taxes               (1,154,771)      (775,210)    (1,441,772)      (950,464)            --               --
          Exploration costs              (1,025,993)    (1,136,055)      (267,694)      (180,105)            --               --
          Depreciation, depletion
            and amortisation             (2,554,896)    (2,235,064)    (3,409,844)    (3,219,998)            --               --
          Dismantlement                    (152,796)      (117,310)      (100,061)       (84,327)            --               --
          Impairment loss related to
            property, plant and equipment   (39,494)            --        (50,696)             --            --               --
          Crude oil and product purchases(1,598,171)      (920,669)    (7,467,429)    (2,551,181)   (15,704,100)     (17,963,461)
          Selling and administrative
            expenses                        (39,486)       (50,721)      (676,062)      (557,521)            --               --
          Others                                 --             --        (77,062)       (45,844)            --               --
          Interest income                        --             --          7,328          2,077             --               --
          Finance costs                    (183,325)      (135,119)       (94,885)       (64,956)            --               --
          Exchange gains/(losses), net           --             --         (5,119)       (15,308)            --               --
          Investment income                      --             --             --              --            --               --
          Share of profits of associates         --             --             --              --            --               --
          Non-operating income/
            (expenses), net                      --             --             --              --            --               --
          Tax                                    --             --             --              --            --               --
                                      ----------------------------------------------------------------------------------------------

          Net profit                     15,575,792      8,905,667     20,756,791     13,487,164        197,225          227,892
                                      ----------------------------------------------------------------------------------------------

          Other segment information
          Segment assets                 25,054,275     21,120,584     51,125,491     37,851,716      2,413,195        1,712,212
          Investments in associates              --             --             --             --             --               --
                                      ----------------------------------------------------------------------------------------------

          Total assets                   25,054,275     21,120,584     51,125,491     37,851,716      2,413,195        1,712,212
          Segment liabilities            (5,187,124)    (3,913,905)   (12,876,516)   (11,453,307)      (667,336)        (809,663)
          Capital expenditure             7,806,927      6,309,397      8,914,306     13,145,839             --               --
                                      ----------------------------------------------------------------------------------------------


                                               Unallocated                  Eliminations                   Consolidated
          Segment revenue                       2005           2004          2005           2004            2005           2004
                                             RMB'000        RMB'000       RMB'000        RMB'000         RMB'000        RMB'000
                                                          (Restated)                   (Restated)                     (Restated)
                                      ---------------------------------------------------------------------------------------------

          Sales to external customers:
            Oil and gas sales                     --             --            --             --      53,417,669     36,886,019
            Marketing revenues                    --             --            --             --      15,901,325     18,191,353
          Intersegment revenues                   --             --    (9,065,600)    (3,471,850)             --             --
          Other income                        20,609          1,610           --             --         136,749        144,691
                                      ---------------------------------------------------------------------------------------------

          Total                               20,609          1,610    (9,065,600)    (3,471,850)     69,455,743     55,222,063
                                      ---------------------------------------------------------------------------------------------

          Segment results
          Operating expenses                      --             --            --             --      (5,934,598)    (5,070,344)
          Production taxes                        --             --            --             --      (2,596,543)    (1,725,674)
          Exploration costs                       --             --            --             --      (1,293,687)    (1,316,160)
          Depreciation, depletion
            and amortisation                      --             --            --             --      (5,964,740)    (5,455,062)
          Dismantlement                           --             --            --             --        (252,857)      (201,637)
          Impairment loss related to
            property, plant and equipment         --             --            --             --   t     (90,190)            --
          Crude oil and product purchases         --             --     9,065,600      3,471,850   s (15,704,100)   (17,963,461)
          Selling and administrative
            expenses                        (654,820)      (496,106)           --             --      (1,370,368)    (1,104,348)
          Others                                  --             --            --             --         (77,062)       (45,844)
          Interest income                    351,966        204,795            --             --         359,294        206,872
          Finance costs                     (822,322)      (241,750)           --             --      (1,100,532)      (441,825)
          Exchange gains/(losses), net       292,146         44,577            --             --         287,027         29,269
          Investment income                  247,893         72,438            --             --         247,893         72,438
          Share of profits of associates     307,075        344,469            --             --         307,075        344,469
          Non-operating income/
            (expenses), net                   28,579        519,206            --             --          28,579        519,206
          Tax                            (10,977,812)    (6,930,826)           --             --     (10,977,812)    (6,930,826)
                                      ---------------------------------------------------------------------------------------------

          Net profit                     (11,206,686)    (6,481,587)           --             --      25,323,122     16,139,136
                                      ---------------------------------------------------------------------------------------------

          Other segment information
          Segment assets                  34,770,264     31,790,239            --             --     113,363,225     92,474,751
          Investments in associates        1,401,839      1,327,109            --             --       1,401,839      1,327,109
                                      ---------------------------------------------------------------------------------------------

          Total assets                    36,172,103     33,117,348            --             --     114,765,064     93,801,860
          Segment liabilities            (22,430,991)   (21,182,195)           --             --     (41,161,967)   (37,359,070)
          Capital expenditure                144,442        164,775            --             --      16,865,675     19,620,011
                                      ---------------------------------------------------------------------------------------------

     (b)  Geographical segments
          In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets.

          The Group mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada and Singapore. The following table presents revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2005 and 2004.


                                            PRC                   Outside PRC                  Total
                                        2005         2004         2005         2004          2005         2004
                                     RMB'000      RMB'000      RMB'000      RMB'000       RMB'000      RMB'000
                                               (Restated)                                           (Restated)
                            ------------------------------------------------------------------------------------
          Total revenue           38,992,740   30,453,453   30,463,003   24,768,610    69,455,743   55,222,063
          Segment assets          92,845,974   75,023,500   21,919,090   18,778,360   114,765,064   93,801,860
          Capital expenditure     14,496,690   12,014,894    2,368,985    7,605,117    16,865,675   19,620,011
          ------------------------------------------------------------------------------------------------------

     (c) An analysis of sales to major customers by business segment is as follows:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000

                                                                           -------------------------------------
          Production sharing contracts
          China Petroleum & Chemical Corporation                                   9,996,768         6,932,008
          PetroChina Company Limited                                               1,410,369         1,944,709
          Castle Peak Power Company Limited                                        1,107,314         1,070,436
                                                                           -------------------------------------

                                                                                  12,514,451         9,947,153
                                                                           -------------------------------------

          Independent operations
          China Petroleum & Chemical Corporation                                   5,628,968         3,702,058
          PetroChina Company Limited                                                 365,830                 --
                                                                           -------------------------------------

                                                                                   5,994,798         3,702,058
                                                                           -------------------------------------

                                                                                  18,509,249        13,649,211
                                                                           -------------------------------------

102

7.   OIL AND GAS SALES


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     Gross sales                                                                  57,988,465        39,955,702
     Royalties                                                                      (708,537)         (610,055)
     PRC government share oil                                                     (3,862,259)       (2,459,628)
                                                                           -------------------------------------

                                                                                  53,417,669        36,886,019
                                                                           -------------------------------------

8.   MARKETING PROFIT

                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------

     Marketing revenues                                                           15,901,325        18,191,353
     Crude oil and product purchases                                             (15,704,100)      (17,963,461)
                                                                           -------------------------------------

                                                                                     197,225           227,892
                                                                           -------------------------------------

9. PROFIT BEFORE TAX
     The Group's profit before tax is arrived at after charging/(crediting):

                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                                                    (Restated)
                                                                           -------------------------------------
     Crediting:
     Interest income on bank deposits                                               (359,294)         (206,872)
     Exchange gains, net                                                            (287,027)          (29,269)

     Interest income on available-for-sale financial assets                           (9,757)           (1,654)
     Dividend income on available-for-sale financial assets                         (175,416)          (93,040)
     Realised gains on available-for-sale financial assets                           (62,720)           (2,972)
     Unrealised losses on investments                                                      --            25,228
                                                                           -------------------------------------

     Investment income                                                              (247,893)          (72,438)
                                                                           -------------------------------------

     Charging:
     Auditors' remuneration
       - Audit fee                                                                     7,961             6,750
       - Other fees                                                                    2,098             1,093
                                                                           -------------------------------------

                                                                                      10,059             7,843
                                                                           -------------------------------------

     Employee benefit expense (including directors' remuneration (note 12)):
       - Wages, salaries and allowances                                              363,668           265,007
       - Labour costs paid to contractors                                            750,651           666,599
       - Equity-settled share option expense                                          29,123            46,642
                                                                           -------------------------------------

                                                                                   1,143,442           978,248
                                                                           -------------------------------------

     Depreciation, depletion and amortisation                                      5,941,755         5,410,413
     Add: Oil-in tank adjustments                                                     22,985            44,649
                                                                           -------------------------------------

                                                                                   5,964,740         5,455,062
                                                                           -------------------------------------

     Operating lease rentals
       -Office buildings                                                              87,440           107,803
       -Equipment                                                                    641,846           494,264
                                                                           -------------------------------------

                                                                                     729,286           602,067
                                                                           -------------------------------------

     Loss on disposal of property, plant and equipment                                 9,629               173
     Repairs and maintenance                                                       1,047,979         1,193,700
     Research and development costs                                                  401,640           268,477
     Provision for/(reversal of) inventory obsolescence                               33,088            (2,710)


104

10.  SELLING AND ADMINISTRATIVE EXPENSES


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                                                    (Restated)
                                                                           -------------------------------------
     Salary and staff benefits                                                       392,791           311,649
     Utility and office expenses                                                     143,204           115,817
     Travel and entertainment                                                         94,590            75,675
     Rentals and maintenance                                                         111,426           128,579
     Management fees                                                                 243,730           218,087
     Selling expenses                                                                 32,983            36,015
     Provision for/(reversal of) for inventory obsolescence                           33,088            (2,710)
     Other                                                                           318,556           221,236
                                                                           -------------------------------------

                                                                                   1,370,368         1,104,348
                                                                           -------------------------------------

11.  FINANCE COSTS

                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------

     Interest on bank loans which are
       - wholly repayable within five years                                           98,892            80,829
     Interest on other loans (including convertible bonds)                           671,849           485,812
     Other borrowing costs                                                             3,773               163
                                                                           -------------------------------------

     Total interest                                                                  774,514           566,804

     Less: Amount capitalised in property, plant and equipment (note 18)            (245,987)         (244,686)
                                                                           -------------------------------------

                                                                                     528,527           322,118
     Other finance costs:
     Increase in discounted amount of provisions
       arising from the passage of time (note 31)                                    198,945           119,707
     Loss on embedded derivative component in convertible bonds                      373,060                 --
                                                                           -------------------------------------

                                                                                   1,100,532           441,825
                                                                           -------------------------------------

     The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.2% per annum for the year ended 31 December 2005.

12. DIRECTORS' REMUNERATION AND SHARE OPTION BENEFITS
     Directors' remuneration and share option benefits for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, are as follows:

                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                                                    (Restated)
                                                                           -------------------------------------
     Fees for executive directors                                                         --                 --
     Fees for non-executive directors**                                                2,360               851

     Other emoluments for executive and independent non-executive directors
       - Basic salaries, allowances and benefits in kind**                            12,988             7,756
       - Bonuses                                                                          --                 --
       - Pension scheme contributions                                                    104                62
                                                                           -------------------------------------

     Amount paid/payable during the year                                              15,452             8,669

     Share option benefits*                                                            8,561             9,208
                                                                           -------------------------------------

                                                                                      24,013            17,877
                                                                           -------------------------------------

      (a) Independent non-executive directors
          The fees paid/payable to independent non-executive directors during the year were as follows:

                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------

          Chiu Sung Hong                                                                 619               213
          Evert Henks                                                                    619               213
          Kenneth S Courtis                                                              619               213
          Erwin Schurtenberger                                                           350               213
          Tse Hau Yin, Aloysius                                                          153                --
          Lawrence J. Lau                                                                 --                --
                                                                           -------------------------------------

          Professor Lawrence J. Lau, appointed as the independent non-executive director of the Company on 31 August 2005, waived his remuneration in 2005.

106

     (b) Executive directors and independent non-executive directors

                                                     Salaries,                                       Amount
                                                    allowances   Performance         Pension   paid/payable
                                                  and benefits       related          scheme         during   Share option
                                         Fees**      In kind**       bonuses   contributions       the year      benefits*     Total
                                        RMB'000        RMB'000       RMB'000         RMB'000        RMB'000        RMB'000   RMB'000
                                   -------------------------------------------------------------------------------------------------
         2005
         Executive directors:
         Fu Chengyu                          --          4,411            --              --          4,411          2,236     6,647
         Zhou Shouwei                        --          3,519            --              82          3,601          1,653     5,254
         Luo Han                             --          1,291            --              --          1,291          1,086     2,377
         Cao Xinghe                          --            430            --              --            430            269       699
         Wu Zhenfang                         --            430            --              --            430            269       699
         Wu Guangqi                          --          1,377            --              --          1,377            542     1,919
         Yang Hua                            --            967            --              22            989          1,086     2,075
         Jiang Longsheng                     --            563            --              --            563             55       618
                                   -------------------------------------------------------------------------------------------------

         Independent non-executive
           director:
         Chiu Sunghong                      619             --            --              --            619            437     1,056
         Evert Henks                        619             --            --              --            619            437     1,056
         Kenneth S Courtis                  619             --            --              --            619            437     1,056
         Tse Hau Yin, Aloysius              350             --            --              --            350             --       350
         Erwin Schurtenberger***            153             --            --              --            153             54       207
         Lawrence J. Lau                     --             --            --              --             --             --        --
                                   -------------------------------------------------------------------------------------------------

         2004
         Executive directors:
         Fu Chengyu                          --          3,934            --              --          3,934          2,077     6,011
         Luo Han                             --            561            --              --            561          1,107     1,668
         Zhou Shouwei                        --          2,710            --              62          2,772          1,685     4,457
         Jiang Longsheng                     --            551            --              --            551          1,107     1,658
                                   -------------------------------------------------------------------------------------------------

         Independent non-executive
           director:
         Chiu Sunghong                      213             --            --              --            213            808     1,021
         Evert Henks                        213             --            --              --            213            808     1,021
         Kenneth S Courtis                  213             --            --              --            213            808     1,021
         Erwin Schurtenberger               213             --            --              --            213            808     1,021
         ---------------------------------------------------------------------------------------------------------------------------

         * During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 32 to the financial statements. Share option benefits represent the fair value at grant date of share options issued under the share option schemes of the Company amortised to the income statement during the year disregarding whether the options have been exercised or not, and have been disclosed in accordance with HKFRS 2. No share options were exercised by the directors during the year.

         ** Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/ payable to individual directors.

         *** On 1 April 2005, Mr. Erwin Schurtenberger surrendered 1,150,000 share options following his resignation as an independent non-executive director of the Company.

         Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

13.  FIVE HIGHEST PAID EMPLOYEES
     The five highest paid employees during the year included three (2004:
     Nil) directors and two (2004: five) non-directors are as follows:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                                                    (Restated)
                                                                           -------------------------------------
     Basic salaries, allowances and benefits in kind*                                 15,843            20,509
     Bonuses                                                                             471             4,589
     Pension scheme contributions                                                        542             1,509
                                                                           -------------------------------------

     Amount paid/payable during the year                                              16,856            26,607
     Share option benefits**                                                           4,975             1,107
                                                                           -------------------------------------

                                                                                      21,831            27,714
                                                                           -------------------------------------

     Number of directors                                                                   3                --
     Number of employees                                                                   2                 5

     * Salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual employees.

     ** Share option benefits represent fair value at grant date of share options issued under the share option schemes of the Company amortised to the income statement during the year disregarding whether the options have been exercised or not, and have been disclosed in accordance with HKFRS2. No share options were exercised by the relevant employees during the year.

     The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

                                                                                        Number of employees
                                                                                        2005              2004

                                                                           -------------------------------------
     Nil to HK$3,000,000                                                                   1                 --
     HK$3,000,001- HK$3,500,000                                                            1                 1
     HK$3,500,001- HK$4,000,000                                                            --                1
     HK$4,000,001- HK$4,500,000                                                            1                 1
     HK$4,500,001- HK$5,000,000                                                            --                --
     HK$5,000,001- HK$5,500,000                                                            1                 --
     HK$5,500,001- HK$6,000,000                                                            --                1
     HK$6,000,001- HK$8,000,000                                                            1                 --
     HK$8,000,001- HK$8,500,000                                                            --                1
                                                                           -------------------------------------

                                                                                           5                 5
                                                                           -------------------------------------

     During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 32 to the financial statements.

108

14.  TAX

     (i)  Income tax
          The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

          The Company's subsidiary in the PRC, CNOOC China Limited, is a wholly foreign-owned enterprise. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

          The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% to 51.875%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

          An analysis of the provision for tax in the consolidated income statement was as follows:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
          Overseas income taxes
            - Current                                                                845,390           755,568
            - Deferred                                                                14,907          (170,118)
          PRC enterprise income tax
            - Current                                                              9,912,426         6,411,417
            - Deferred                                                               205,089           (66,041)
                                                                           -------------------------------------

          Total tax charge for the year                                           10,977,812         6,930,826
                                                                           -------------------------------------

          A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

                                                                                        2005              2004
                                                                                           %                 %
                                                                                                    (Restated)
                                                                           -------------------------------------

          Statutory PRC enterprise income tax rate                                      33.0              33.0
          Effect of tax exemption granted                                               (3.0)             (3.0)
          Effect of different tax rates for the Company and
            overseas subsidiaries                                                        0.5               0.3
          Tax credit from the government                                                (0.3)             (0.6)
          Tax effect on other permanent differences                                     (0.0)              0.3
                                                                           -------------------------------------

          Tax charge at the Group's effective rate                                      30.2              30.0
                                                                           -------------------------------------

          The tax effect of significant temporary differences of the Group was as follows:


                                                                                 (Credited)/
                                                                Recognised        charged to
                                                                 in income           foreign
                                                    2004        statements          exchange              2005
                                                 RMB'000           RMB'000           RMB'000           RMB'000
                                       -------------------------------------------------------------------------
          Deferred tax assets

          Provision for retirement and
            termination benefits                 112,150           (10,659)           (2,795)           98,696
          Provision for dismantlement            926,834           321,664                 --         1,248,498
          Provision for impairment of
            property, plant
            and equipment and write-off
            of unsuccessful
            exploratory drillings                869,286            17,116                 --           886,402
                                       -------------------------------------------------------------------------

                                               1,908,270           328,121            (2,795)        2,233,596
                                       -------------------------------------------------------------------------

          Deferred tax liabilities
          Accelerated amortization
            allowance for oil
            and gas properties                (8,596,768)         (548,117)           83,373        (9,061,512)
                                       -------------------------------------------------------------------------

          Net deferred tax liabilities        (6,688,498)         (219,996)           80,578        (6,827,916)
                                       -------------------------------------------------------------------------

          As at 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

          There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

110

     (ii) Other taxes
          The Company's PRC subsidiary pays the following other taxes:

          -- Production taxes equal to 5% of independent production and production under production sharing contracts; and

          --   Business tax of 3% to 5% on other income.

15.  NET PROFIT AFTER TAX
     The net profit after tax for the year ended 31 December 2005 dealt with in the financial statements of the Company, was approximately RMB13,791,976,000 (2004: RMB5,395,306,000 (restated)) (see note 33).

16.  DIVIDENDS
     On 30 August 2005, the Board of Directors declared an interim dividend of HK$0.05 per share (2004: HK$0.03 per share), totalling HK$2,052,733,769
     (equivalent to approximately RMB2,138,128,000) (2004: RMB1,306,451,000);
     and a special interim dividend of HK$0.05 per share (2004: HK$0.05 per share), totalling HK$2,052,733,769 (equivalent to approximately RMB2,138,128,000) (2004: RMB2,177,418,000). In addition, the Company paid a special interim dividend in 2004 of HK$0.06 per share, totalling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) in place of its 2003 final dividend.

     The Board of Directors have recommended a final dividend of HK$0.10 per ordinary share, totaling HK$4,105,467,538 (approximately equivalent to RMB4,250,391,000) for the year ended 31 December 2005.

     The payment of future dividends will be determined by the Company's Board of Directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements, financial conditions and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

     Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts ("ADR") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

17.  EARNINGS PER SHARE


                                                                               2005                       2004
                                                                                                    (Restated)
                                                         -------------------------------------------------------
     Earnings:
     Net profit from ordinary activities attributable
       to shareholders for the year for the
       purpose of basic earnings per share                       RMB 25,323,122,000          RMB16,139,136,000
     Interest expense and losses recognised on the
       derivative component of convertible bonds                 RMB    537,468,873                         --
                                                         -------------------------------------------------------

     Net profit from ordinary activities attributable
       to shareholders for the year for the
       purpose of diluted earnings per share                     RMB 25,860,590,873          RMB16,139,136,000
                                                         -------------------------------------------------------

     Number of shares:
     Weighted average number of ordinary shares
       for the purpose of basic earnings per share
       before effects of shares repurchased and
       share options exercised                                       41,052,375,275             41,070,828,275

     Effect of shares repurchased                                                --                (10,587,616)

     Effect of share options exercised                                    2,124,707                         --
                                                         -------------------------------------------------------

     Weighted average number of ordinary shares for
       the purpose of basic earnings per share                       41,054,499,982             41,060,240,659
                                                         -------------------------------------------------------

     Effect of dilutive potential ordinary shares
       under the share option schemes                                    38,861,432                 66,720,503

     Effect of dilutive potential ordinary shares
       for convertible bonds                                          1,292,694,352                 52,552,274
                                                         -------------------------------------------------------

     Weighted average number of ordinary shares
       for the purpose of diluted earnings per share                 42,386,055,766             41,179,513,436
                                                         -------------------------------------------------------

     Earnings per share - Basic                                             RMB0.62                    RMB0.39

                        - Diluted                                           RMB0.61                    RMB0.39

     The calculation of basic earnings per share amounts is based on the net profit for the year and the weighted average number of ordinary shares in issue during the year.

     The calculation of diluted earnings per share amounts is based on the net profit for the year, adjusted to reflect the interest expense and losses recognised on the derivative component of the convertible bonds. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

112

18.  PROPERTY, PLANT AND EQUIPMENT, NET
     Movements in the property, plant and equipment of the Group are as follows:

     Group

                                                                  2005                                    2004
                                                                         Vehicles
                                         Oil and gas      Land and     and office
                                          properties     buildings      equipment         Total          Total
                                             RMB'000       RMB'000        RMB'000       RMB'000        RMB'000
                                                                                                    (Restated)
                                  ------------------------------------------------------------------------------
     Cost:
     At beginning of the year
       as previously reported             89,917,894       941,578        187,705    91,047,177     71,102,511
     Cumulative adjustment for the
       adoption of HKAS 16                   666,907      (941,578)            --      (274,671)      (274,671)


     At beginning of the year
       as restated                        90,584,801            --        187,705    90,772,506     70,827,840
     Additions                            17,500,195            --        146,226    17,646,421     13,010,141
     Acquisitions (including
       prepayments)                               --            --             --            --      6,934,951
     Transfer from prepayment to
       intangible assets upon
       completion of acquisition          (1,299,643)           --             --    (1,299,643)            --
     Purchase price adjustment              (152,993)           --             --      (152,993)            --
     Disposals and write-offs                     --            --        (14,511)      (14,511)          (177)
     Exchange realignment                   (504,132)           --             (6)     (504,138)          (249)
                                  ------------------------------------------------------------------------------

     End of year                         106,128,228            --        319,414   106,447,642     90,772,506
                                  ==============================================================================

     Accumulated depreciation,
       depletion and amortisation
       and amortisation:
     At beginning of the year
       as previously reported            (33,414,136)     (132,455)       (43,889)  (33,590,480)   (27,978,710)
     Cumulative adjustment for the
       adoption of HKAS 16                  (132,455)      132,455             --            --             --
                                  ==============================================================================


     At beginning of the year
       as restated                       (33,546,591)           --        (43,889)  (33,590,480)   (27,978,710)
     Depreciation provided
       during the year                    (6,176,784)           --       ( 57,248)   (6,234,032)    (5,612,050)
     Impairment recognised in
       the income statement
       during the year                       (90,190)           --             --       (90,190)            --
     Disposals                                     --           --          4,881         4,881              5
     Exchange realignment                     87,346            --             --        87,346            275
                                  ------------------------------------------------------------------------------

     End of year                         (39,726,219)           --        (96,256)  (39,822,475)   (33,590,480)
                                  ==============================================================================

     Net book value:
       Beginning of year as
         previously reported              56,503,758       809,123        143,816    57,456,697     43,123,801
                                  ==============================================================================

       Beginning of the year
         as restated                      57,038,210            --        143,816    57,182,026     42,849,130
                                  ==============================================================================

     End of year                          66,402,009            --        223,158    66,625,167     57,182,026
                                  ==============================================================================

     Included in the current year additions was an amount of approximately RMB245,987,000 (2004: RMB244,686,000) in respect of interest capitalised in property, plant and equipment.

     The property, plant and equipment of the Company mainly comprised office equipment and were stated at cost less accumulated depreciation. The movements in property, plant and equipment of the Company are as follows:

                                                                                              Company
                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     Cost:
       Beginning of the year                                                           5,833             5,833
       Additions                                                                       2,128                --
                                                                           -------------------------------------

       End of year                                                                     7,961             5,833
                                                                           -------------------------------------

     Accumulated depreciation:
       Beginning of the year                                                          (5,669)           (5,562)
       Charge for the year                                                            (1,218)             (107)
                                                                           -------------------------------------

       End of year                                                                    (6,887)           (5,669)
                                                                           -------------------------------------

     Net book value:
       Beginning of year                                                                 164               271
                                                                           -------------------------------------

       End of year                                                                     1,074               164
                                                                           -------------------------------------

19.  INTANGIBLE ASSETS
     During the year, the Company completed the acquisition of the NWS
     Project. Accordingly, the consideration allocated to the gas processing rights is recorded as an intangible asset and will be amortised upon the commercial production of the liquefied natural gas using the unit of production method.

20.  INVESTMENT IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

     Company


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------

     Unlisted shares, at cost                                                      7,766,971         7,766,971
     Loans to a subsidiary                                                         4,138,290         4,138,290
     Due from subsidiaries                                                        22,213,478        13,206,016
     Due to subsidiaries                                                         (14,468,726)      (15,256,082)
                                                                           -------------------------------------

                                                                                  19,650,013         9,855,195
                                                                           -------------------------------------

114

20.  INVESTMENT IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES
     (continued)
     The loans to a subsidiary are unsecured and bear interest at a rate of 7.084% per annum. The carrying value of the loans approximated to fair value. The maturities of the balance are as follows:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     Balances due:
       Within five years                                                                  --                --
       More than five years                                                        4,138,290         4,138,290
                                                                           -------------------------------------

                                                                                   4,138,290         4,138,290
                                                                           -------------------------------------

     The amounts due from/to subsidiaries are unsecured, interest-free and are repayable on demand.

     Particulars of the principal subsidiaries are as follows:

                                                            Nominal value       Percentage
                                   Place and date of  of issued and paid/        of equity
                                   incorporation/     registered ordinary  attributable to
     Name of entity                establishment            share capital        the Group    Principal activities
     --------------------------------------------------------------------------------------------------------------
     Directly held subsidiaries:

     CNOOC China Limited           Tianjin, PRC             RMB15 billion             100%    Offshore petroleum
                                   15 September 1999                                          exploration,
                                                                                              development,
                                                                                              production and
                                                                                              sale in the PRC

     CNOOC International           British Virgin Islands            US$2             100%    Investment holding
       Limited                     23 August 1999

     China Offshore Oil            Singapore                  S$3 million             100%    Sale and marketing
       (Singapore)                 14 May 1993                                                of petroleum
       International Pte., Ltd.                                                               Outside the PRC

     CNOOC Finance (2002)          British Virgin Islands        US$1,000             100%    Bond issuance
       Limited                     24 January 2002

     CNOOC Finance (2003)          British Virgin Islands        US$1,000             100%    Bond issuance
       Limited                     2 April 2003

     CNOOC Finance (2004)          British Virgin Islands        US$1,000             100%    Bond issuance
       Limited                     9 December 2004

20.  INVESTMENT IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES
     (continued)

                                                            Nominal value       Percentage
                                   Place and date of  of issued and paid/        of equity
                                   incorporation/     registered ordinary  attributable to
     Name of entity                establishment            share capital        the Group    Principal activities
     --------------------------------------------------------------------------------------------------------------
     Indirectly held subsidiaries*:

     Malacca Petroleum             Bermuda                      US$12,000             100%    Offshore petroleum
       Limited                     2 November 1995                                            exploration,
                                                                                              development and
                                                                                              production in Indonesia

     OOGC America, Inc.            State of Delaware,            US$1,000             100%    Investment holding
                                   United States of America
                                   2 September 1997

     OOGC Malacca Limited          Bermuda                      US$12,000             100%    Offshore petroleum
                                   2 November 1995                                            exploration,
                                                                                              development and
                                                                                              production in Indonesia

     CNOOC Southeast Asia          Bermuda                      US$12,000             100%    Investment holding
         Limited                   16 May 1997

     CNOOC ONWJ Ltd.               Labuan, F.T.,                     US$1             100%    Offshore petroleum
                                   Malaysia                                                   exploration,
                                   27 March 2002                                              development and
                                                                                              production in Indonesia

     CNOOC SES Ltd.                Labuan, F.T.,                     US$1             100%    Offshore petroleum
                                   Malaysia                                                   exploration,
                                   27 March 2002                                              development and
                                                                                              production in Indonesia

     CNOOC Poleng Ltd.             Labuan, F.T.,                     US$1             100%    Offshore petroleum
                                   Malaysia                                                   exploration,
                                   27 March 2002                                              development and
                                                                                              production in Indonesia

     CNOOC Madura Ltd.             Labuan, F.T.,                     US$1             100%    Offshore petroleum
                                   Malaysia                                                   exploration,
                                   27 March 2002                                              development and
                                                                                              production in Indonesia

     CNOOC Blora Ltd.              Labuan, F.T.,                     US$1             100%    Onshore petroleum
                                   Malaysia                                                   exploration,
                                   27 March 2002                                              development and
                                                                                              production in Indonesia

116

20.  INVESTMENT IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES
     (continued)

                                                            Nominal value       Percentage
                                   Place and date of  of issued and paid/        of equity
                                   incorporation/     registered ordinary  attributable to
     Name of entity                establishment            share capital        the Group    Principal activities
     --------------------------------------------------------------------------------------------------------------
     CNOOC NWS Private Limited     Singapore                          S$1             100%    Offshore petroleum
                                   8 October 2002                                             exploration,
                                                                                              development and
                                                                                              production in Australia

     CNOOC Wiriagar Overseas       British Virgin Islands            US$1             100%    Offshore petroleum
       Ltd.                        15 January 2003                                            exploration,
                                                                                              development and
                                                                                              production in Indonesia

     CNOOC Muturi Ltd.             The Isle of Man           US$7,780,700             100%    Offshore petroleum
                                   8 February 1996                                            exploration,
                                                                                              development and
                                                                                              production in Indonesia

     * Indirectly held through CNOOC International Limited.

     The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21.  INVESTMENTS IN ASSOCIATES

     The Group's investments in associates represent (1) a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on 7 September 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest of CNOOC China Limited in CNOOC Finance Corporation Limited. CNOOC Finance Corporation Limited was incorporated on 14 June 2002 in the PRC with limited liability and is principally engaged in deposit-taking, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities. The issued and paid-up capital of CNOOC Finance Corporation Limited is RMB1,415 million.


                                                                                               Group
                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     Share of net assets                                                           1,401,839         1,327,109
                                                                           -------------------------------------

22.  ACCOUNTS RECEIVABLE, NET
     The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

     As at 31 December 2005 and 2004, substantially all the accounts receivable were aged within six months.

23. INVENTORIES AND SUPPLIES

                                                                                               Group
                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     Materials and supplies                                                          969,915           879,300
     Oil in tanks                                                                    268,834           274,029
     Less: Provision for inventory obsolescence                                     ( 39,123)           (6,035)
                                                                           -------------------------------------

                                                                                   1,199,626         1,147,294
                                                                           -------------------------------------


24. AVAILABLE-FOR-SALE FINANCIAL ASSETS (CURRENT) / SHORT TERM INVESTMENT As at 31 December 2005, available-for-sale financial assets mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date. Details of the available-for-sale financial assets were as follows:


                                                         Group                             Company
                                                    2005              2004              2005              2004
                                                 RMB'000           RMB'000           RMB'000           RMB'000
                                      --------------------------------------------------------------------------
     Unlisted investments, at fair value:
       Liquidity funds                        13,185,139         3,763,959         8,424,780         2,759,400
       Corporate bonds                           199,877         1,639,956           199,877         1,639,956
       Common stock                                   --            40,198                --            40,198

     Listed investments, at fair value:
       Common stock                              461,919                --           461,919                --
                                      --------------------------------------------------------------------------

                                              13,846,935         5,444,113         9,086,576         4,439,554
                                      --------------------------------------------------------------------------

     The fair values of listed investments are based on quoted market prices. The fair values of unlisted investments are based on the prices quoted by fund managers. The directors believe that the estimated fair values quoted by fund managers, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated balance sheet or income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

     During the year, the gross gain of the Group's and the Company's available-for-sale investments recognised directly in equity amounted to RMB69,069,142 and RMB64,900,590.

118

25.  ACCOUNTS PAYABLE
     As at 31 December 2005 and 2004, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

26.  OTHER PAYABLES AND ACCRUED LIABILITIES


                                                                                               Group
                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     Accrued payroll and welfare payable                                             178,872           156,706
     Provision for retirement and termination benefits                               239,591           292,128
     Accrued expenses                                                              3,411,784         2,818,785
     Advances from customers                                                          22,238            12,588
     Royalties payable                                                               297,139           142,638
     Other payables                                                                1,057,319           768,179
                                                                           -------------------------------------

                                                                                   5,206,943         4,191,024
                                                                           -------------------------------------

     Other payables are non-interest-bearing and have an average term within six months. The fair value of the currency swaps of RMB4,725,000 (2004:
     RMB2,581,000) are included in the other payables of the Group.

27.  LONG TERM BANK LOANS
     As at 31 December 2005, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.


                                                                                               Group
                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
                            Effective interest rate and final maturity

     US$ denominated        Effective interest rate of 9.2% per annum with
      bank loans             maturities through to 2006                              812,759           827,650

     Japanese Yen
       denominated bank     Effective interest rate of 4.1% per annum
       loans                  with maturities through to 2007                         37,307            61,925
                                                                           -------------------------------------

                                                                                     850,066           889,575
     Less: Current portion of long term bank loans                                  (825,674)          (24,364)
                                                                           -------------------------------------

                                                                                      24,392           865,211
                                                                           -------------------------------------

     As at 31 December 2005, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

     The maturities of the long term bank loans are as follows:


                                                                                               Group
                                                                                         2005             2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     Balances due:
       Within one year                                                               825,674            24,364
     After one year but within two years                                              24,392           846,471
     After two years but within three years                                               --            18,740
     After three years but within four years                                              --                --
     After four years but within five years                                               --                --
                                                                           -------------------------------------

                                                                                     850,066           889,575
     Amount due within one year shown under current liabilities                     (825,674)          (24,364)
                                                                           -------------------------------------

                                                                                      24,392           865,211
                                                                           -------------------------------------

     Supplemental information with respect to long term bank loans:


                                                                          Maximum       Average       Weighted
                                                          Weighted         amount        amount        average
                                                           average    outstanding   outstanding  interest rate
                                             Balance  interestrate     during the    during the     during the
     For the year ended                  at year end   at year end           year         year*         year**
     31 December                             RMB'000                      RMB'000       RMB'000
                                     ---------------------------------------------------------------------------
     2005                                    850,066         8.98%        889,575       869,821          8.89%
     2004                                    889,575         8.81%        910,193       899,884          8.37%
                                     ---------------------------------------------------------------------------

     * The average amount outstanding is computed by dividing the total outstanding principal balances as at 1 January and 31 December by two.

     ** The weighted average interest rate is computed by dividing the total weighted average interest rates as at 1 January and 31 December by two.

120

28.  LONG TERM GUARANTEED NOTES
     Long term guaranteed notes comprised the following:

     (i) The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     (ii) The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     (iii) The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97 per share on 7 June 2005 as a result of the declaration of the final and special final dividends for 2004 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

29.  BALANCES WITH THE PARENT COMPANY
     As at 31 December 2005 and 2004, the balances with CNOOC were unsecured, interest-free and were repayable on demand.

30.  RELATED PARTY TRANSACTIONS
     The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, and various other commercial arrangements.

     In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:


                                                                Notes                   2005              2004
                                                                                     RMB'000           RMB'000
                                                         -------------------------------------------------------
     Materials, utilities and ancillary services                 (i)               2,995,772         1,295,598
     Technical services                                         (ii)               6,651,240         6,362,206
     Research and development services                          (iii)                  8,110             7,800
     Lease and property management services                     (iv)                  77,273            76,721

     Included in:
       Exploration expenses                                                          753,534           960,031
       Operating expenses                                                          1,972,431         1,405,877
       Selling and administrative expenses                                           337,816           326,004

     Capitalised under property, plant and equipment                               6,668,614         5,050,413

     (i) Materials, utilities and ancillary services CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

          The materials, utilities and ancillary services are provided at:

          --    state-prescribed prices;

          -- where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or

          -- where neither of the prices mentioned above is applicable, at the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

122

     (ii) Technical services
          Various affiliates of CNOOC, including China Oilfield Services Limited and Offshore Oil Engineering Company Limited, provide the Group with technical services for the Group's offshore oil and gas production activities, including:

          --   offshore drilling;

          --   ship tugging, oil tanker transportation and security services;

          -- well survey, well logging, well cementation and other related technical services;

          -- collection of geophysical data, ocean geological prospecting, and data processing;

          --   platform fabrication service and maintenance; and

          -- design, construction, installation and test of offshore and onshore production facilities.

          The price for technical services was determined based on local market prices.

    (iii) Research and development services
          The Group has revised the original research and development services agreement with China Offshore Oil Research Centre (the "Centre"), CNOOC's subsidiary, due to the restructuring of operations in 2003, and only pays the Centre for particular research and development services. These research and development services were determined at local market prices.

     (iv) Lease and property management services
          The Group has entered into lease and property management services agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges reflect the fair and reasonable commercial market rent and management fees.

     (v) Sale of crude oil, condensated oil and liquefied petroleum gas The Group sells crude oil, condensated oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended 31 December 2005, the total sales amounted to approximately RMB26,576,247,000 (2004: RMB13,945,565,000).

          In the prior year, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte., Ltd., imported oil into the PRC for trading, using CNOOC's import license. The total sales to its customers through such arrangements amounted to approximately RMB447 million while the commission paid by the third party customers to CNOOC amounted to approximately RMB2.7 million for the year ended 31 December 2004. No such trading by using CNOOC's import license occurred during the year.

     (vi) Transactions with CNOOC Finance Corporation Limited The Company entered into a framework agreement ("Framework Agreement") with CNOOC Finance Corporation Limited ("CNOOC Finance") on 8 April 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate company of the Company which is also a subsidiary of CNOOC. Such services include placing of the Group's cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. Pursuant to the Framework Agreement, the financial services provided by CNOOC Finance also include provision of loan. The charges by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance. Such pricing policies are subject to People's Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

          For the year ended 31 December 2005, the maximum outstanding balance for deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB3,922,468,000 (2004: RMB5,300,381,000).

31.  PROVISION FOR DISMANTLEMENT
     Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year's income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with HKAS 37 and is included in the accumulated depreciation, depletion and amortisation in note 18.

     The details of the provision for dismantlement are as follows:

                                                                                               Group
                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     At the beginning of year                                                      3,089,448         2,646,800
     Additions during the year and capitalised in oil and gas properties             873,270           322,941
     Increase in a discounted amount of provisions arising from
       the passage of time                                                           198,945           119,707
                                                                           -------------------------------------

     At the end of year                                                            4,161,663         3,089,448
                                                                           -------------------------------------

124

32.  SHARE CAPITAL

                                                                                                        Issued
                                                                                                 share capital
                                                          Number of shares     Share capital     equivalent of
     Shares (after subdivision of shares*)                                           HK$'000           RMB'000
                                                     -----------------------------------------------------------
     Authorised:
     Ordinary shares of HK$0.02 each
     As at 31 December 2005 and 31 December 2004            75,000,000,000         1,500,000
                                                     ========================================

     Issued and fully paid:
     Ordinary shares of HK$0.02 each
     As at 1 January 2004                                   41,070,828,275           821,417           876,978
     Repurchased and cancelled                                 (18,453,000)             (369)             (392)
                                                     -----------------------------------------------------------

     As at 31 December 2004                                 41,052,375,275           821,048           876,586
     Exercise of options                                         2,300,100                46                49
                                                     -----------------------------------------------------------

     As at 31 December 2005                                 41,054,675,375           821,094           876,635
                                                     ===========================================================


     * Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective 17 March 2004.

     The repurchase of the Company's shares during the prior year was effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting.

     Share option schemes
     The Company has adopted the following share option schemes for the grant of options to the Company's Directors, senior management and other eligible grantees:

     1. Pre-Global Offering Share Option Scheme (as defined below);
     2. 2001 Share Option Scheme (as defined below);
     3. 2002 Share Option Scheme (as defined below); and
     4. 2005 Share Option Scheme (as defined below).

     Under these share option schemes, the Remuneration Committee of the Company's Board of Directors will from time to time propose for the Board's approval for the recipient of and the number of shares underlying each option. The maximum aggregate number of shares (including those that could be substituted for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved a new share option scheme, excluding shares issued upon exercise of options granted under these schemes from time to time.

     Pre-Global Offering Share Option Scheme
     On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

     1.   options for an aggregate of 23,100,000 shares have been granted;

     2.   the subscription price per share is HK$1.19; and

     3.   the period during which an option may be exercised is as follows:

          (a) 50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

          (b) 50% of the rights to exercise the options shall vest 30 months after the date of the grant.

     The exercise periods for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

     2001 Share Option Scheme
     On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

     1.   options for an aggregate of 44,100,000 shares have been granted;

     2.   the subscription price per share is HK$1.232; and

     3.   the period during which an option may be exercised is as follows:

          (a) one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

          (b) one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

          (c) one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

     The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

     In view of the amendments to the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

126

     Share option schemes (continued)

     2002 Share Option Scheme
     In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

     Under the 2002 Share Option Scheme, the Directors may, at their discretion, invite employees, including Executive Directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

     According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option is determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

     1. the nominal value of the share of the Company on the date of the grant of the option;

     2. the average closing price of the shares on The Stock Exchange of Hong Kong Limited ("HKSE") as stated in the HKSE's quotations sheets for the five trading days immediately preceding the date of grant of the option; and

     3. the closing price of the shares on the HKSE as stated in the HKSE's quotations sheets on the date of grant of the option.

     On 24 February 2003, the Board of Directors approved to grant options in respect of 42,050,000 shares to the Company's Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

     1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

     2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

     3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

     The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 24 February 2003.

     2002 Share Option Scheme (continued)
     On 5 February 2004, the Board of Directors approved a grant of options in respect of 50,700,000 shares to the Company's Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

     1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

     2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

     3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

     The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 5 February 2004.

     On 31 August 2005, the Board of Directors approved a grant of options in respect of 65,870,000 shares to the Company's Directors and senior management under the 2002 Share Option Scheme. The exercise price of such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

     1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

     2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

     3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

     The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 31 August 2005.

     2005 Share Option Scheme
     The Company had undertaken a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board had proposed, and on 31 December 2005, the Company adopted a new share option scheme ("2005 Share Option Scheme") and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the exercise of such outstanding options.

128

     Share option schemes (continued)

     2005 Share Option Scheme (continued)
     Under the 2005 Share Option Scheme, the Board of the Company will have the authority to grant options to subscribe for shares to the Directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue.

     According to the 2005 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of the grant, except that such price may not be set below a minimum price which is the highest of:

     1. the nominal value of the share of the Company on the date of the grant of the option;

     2. the average closing price of the shares on the HKSE as stated in the HKSE's quotations sheets for the five trading days immediately preceding the date of the grant of the option; and

     3. the closing price of the shares on the HKSE as stated in the HKSE's quotations sheet on the date of the grant of the option.

     The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise period for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of the grant of the option. During the year, no options have been granted or exercised under the 2005 Share Option Scheme.

     Share option schemes (continued)
     During the year ended 31 December 2005, the movements in the options granted under all of the above share option schemes were as follows:


                                                     Number of share options
                        -----------------------------------------------------------------------------

                                           Granted    Exercised   Forfeited     Expired        At 31
Name of category          At 1 January       during      during       during      during     December       Date of grant of
of participant                    2005     the year    the year     the year    the year         2005       share options

-----------------------------------------------------------------------------------------------------------------------------------
Executive Directors
 Fu Chengyu                  1,750,000           --          --           --          --    1,750,000       12 March 2001
                             1,750,000           --          --           --          --    1,750,000       27 August 2001
                             1,150,000           --          --           --          --    1,150,000       24 February 2003
                             2,500,000           --          --           --          --    2,500,000       5 February 2004
                                    --    3,500,000          --           --          --    3,500,000       31 August 2005
Luo Han                      1,400,000           --          --           --          --    1,400,000       12 March 2001
                             1,150,000           --          --           --          --    1,150,000       27 August 2001
                             1,150,000           --          --           --          --    1,150,000       24 February 2003
                             1,150,000           --          --           --          --    1,150,000       5 February 2004
                                    --    1,610,000          --           --          --    1,610,000       31 August 2005
Zhou Shouwei                 1,400,000           --          --           --          --    1,400,000       12 March 2001
                             1,750,000           --          --           --          --    1,750,000       27 August 2001
                             1,750,000           --          --           --          --    1,750,000       24 February 2003
                             1,750,000           --          --           --          --    1,750,000       5 February 2004
                                    --    2,450,000          --           --          --    2,450,000       31 August 2005

-----------------------------------------------------------------------------------------------------------------------------------


                                                                               Price of           Weighted average
                                                                              Company's             price of the
                                                                                 shares           Company's shares
                                                                           ------------   ------------------------------
                                                                Exercise    Immediately    Immediately
                                                                   price     before the     before the
Name of category        Exercise period of                      of share     grant date       exercise   At exercise
of participant          share options**                          options     of options           date         date
                                                                     HK$            HK$            HK$           HK$
------------------------------------------------------------------------------------------------------------------------
Executive Directors
 Fu Chengyu             12 March 2001 to 12 March 2011             1.19            1.23             --            --
                        27 August 2001 to 27 August 2011           1.232           1.46             --            --
                        24 February 2003 to 24 February 2013       2.108           2.09             --            --
                        5 February 2004 to 5 February 2014         3.152           3.13             --            --
                        31 August 2005 to 31 August 2015           5.62            5.75             --            --
Luo Han                 12 March 2001 to 12 March 2011             1.19            1.23             --            --
                        27 August 2001 to 27 August 2011           1.232           1.46             --            --
                        24 February 2003 to 24 February 2013       2.108           2.09             --            --
                        5 February 2004 to 5 February 2014         3.152           3.13             --            --
                        31 August 2005 to 31 August 2015           5.62            5.75             --            --
Zhou Shouwei            12 March 2001 to 12 March 2011             1.19            1.23             --            --
                        27 August 2001 to 27 August 2011           1.232           1.46             --            --
                        24 February  2003 to 24 February 2013      2.108           2.09             --            --
                        5 February 2004 to 5 February 2014         3.152           3.13             --            --
                        31 August 2005 to 31 August 2015           5.62            5.75             --            --

------------------------------------------------------------------------------------------------------------------------

130

     Share option schemes (continued)



                                                           Number of share options
                                -----------------------------------------------------------------------------

                                                    Granted    Exercised   Forfeited     Expired        At 31
Name of category                  At 1 January       during      during       during      during     December      Date of grant of
of participant                            2005     the year    the year     the year    the year         2005      share options


------------------------------------------------------------------------------------------------------------------------------------
Jiang Longsheng*                     1,400,000           --          --           --          --    1,400,000      12 March 2001
                                     1,150,000           --          --           --          --    1,150,000      27 August 2001
                                     1,150,000           --          --      383,300          --      766,700      24 February 2003
                                     1,150,000           --          --      766,700          --      383,300      5 February 2004
                                            --    1,610,000          --    1,610,000          --           --      31 August 2005
Cao Xinghe                                  --      800,000          --           --          --      800,000      31 August 2005
Wu Zhenfang                                 --      800,000          --           --          --      800,000      31 August 2005
Wu Guangqi                                  --    1,610,000          --           --          --    1,610,000      31 August 2005
Yang Hua                             1,150,000           --          --           --          --    1,150,000      12 March 2001
                                     1,150,000           --          --           --          --    1,150,000      27 August 2001
                                     1,150,000           --          --           --          --    1,150,000      24 February 2003
                                     1,150,000           --          --           --          --    1,150,000      5 February 2004
                                            --    1,610,000          --           --          --    1,610,000      31 August 2005
------------------------------------------------------------------------------------------------------------------------------------


                                                                           Price of          Weighted average
                                                                          Company's            price of the
                                                                             shares          Company's shares
                                                                          ---------  -----------------------------
                                                            Exercise    Immediately    Immediately
                                                               price     before the     before the   At exercise
Name of category        Exercise period of                  of share     grant date       exercise       date of
of participant          share options**                      options     of options           date       options
                                                                 HK$            HK$            HK$           HK$

------------------------------------------------------------------------------------------------------------------
Jiang Longsheng*        12 March 2001 to 12 March 2011          1.19           1.23             --            --
                        27 August 2001 to 27 August 2011        1.232          1.46             --            --
                        24 February  2003 to
                        24 February 2013                        2.108          2.09             --            --
                        5 February 2004 to 5 February 2014      3.152          3.13             --            --
                        31 August 2005 to 31 August 2015        5.62           5.75             --            --
Cao Xinghe              31 August 2005 to 31 August 2015        5.62           5.75             --            --
Wu Zhenfang             31 August 2005 to 31 August 2015        5.62           5.75             --            --
Wu Guangqi              31 August 2005 to 31 August 2015        5.62           5.75             --            --
Yang Hua                12 March 2001 to 12 March 2011          1.19           1.23             --            --
                        27 August 2001 to 27 August 2011        1.232          1.46             --            --
                        24 February 2003 to
                        24 February 2013                        2.108          2.09             --            --
                        5 February 2004 to 5 February 2014      3.152          3.13             --            --
                        31 August 2005 to 31 August 2015        5.62           5.75             --            --
------------------------------------------------------------------------------------------------------------------

131

     Share option schemes (continued)



                                                                 Number of share options
                                       -----------------------------------------------------------------------------

                                                       Granted    Exercised   Forfeited     Expired        At 31
Name of category                      At 1 January       during      during       during      during     December
of participant                                2005     the year    the year     the year    the year         2005

------------------------------------------------------------------------------------------------------------------------
Non-executive Directors
  Chiu Sung Hong                         1,150,000           --          --           --          --    1,150,000
  Evert Henkes                           1,150,000           --          --           --          --    1,150,000
  Kenneth S Courtis                      1,150,000           --          --           --          --    1,150,000
  Erwin Schurtenberger*                  1,150,000           --          --    1,150,000          --           --

Other Employees
In aggregate                             6,550,000           --          --    1,700,000          --    4,850,000
                                        22,650,000           --   1,150,000    2,350,000          --   19,150,000
                                        26,500,000           --     766,700    3,733,400          --   21,999,900
                                        35,850,000           --     383,400    4,683,200          --   30,783,400
                                                --   51,880,000          --    2,380,000          --   49,500,000
------------------------------------------------------------------------------------------------------------------------

Total                                  124,250,000   65,870,000   2,300,100   18,756,600          --  169,063,300
========================================================================================================================


                                                                                                                         Price of
                                                                                                                        Company's
                                                                                                                           shares
                                                                                                                     ------------
                                                                                                          Exercise    Immediately
                                                                                                             price     before the
Name of category                      Date of grant of            Exercise period of                      of share     grant date
of participant                        share options               share options**                          options     of options
                                                                                                               HK$            HK$
------------------------------------------------------------------------------------------------------------------------------------
Non-executive Directors
  Chiu Sung Hong                      5 February 2004             5 February 2004 to 5 February 2014         3.152           3.13
  Evert Henkes                        5 February 2004             5 February 2004 to 5 February 2014         3.152           3.13
  Kenneth S Courtis                   5 February 2004             5 February 2004 to 5 February 2014         3.152           3.13
  Erwin Schurtenberger*               5 February 2004             5 February 2004 to 5 February 2014         3.152           3.13

Other Employees
In aggregate                          12 March 2001               12 March 2001 to 12 March 2011              1.19           1.23
                                      27 August 2001              27 August 2001 to 27 August 2011           1.232           1.46
                                      24 February 2003            24 February  2003 to 24 February 2013      2.108           2.09
                                      5 February 2004             5 February  2004  to 5  February 2014      3.152           3.13
                                      31 August 2005              31 August 2005 to 31 August 2015            5.62           5.75
------------------------------------------------------------------------------------------------------------------------------------

Total
====================================================================================================================================


                                             Weighted average
                                               price of the
                                             Company's shares
                                      ------------------------------
                                       Immediately
                                        before the   At exercise
Name of category                          exercise       date of
of participant                                date       options
                                               HK$           HK$
--------------------------------------------------------------------
Non-executive Directors
  Chiu Sung Hong                                --            --
  Evert Henkes                                  --            --
  Kenneth S Courtis                             --            --
  Erwin Schurtenberger*                         --            --

Other Employees
In aggregate                                    --            --
                                              4.03          4.05
                                              4.16          4.19
                                              3.85          3.93
                                                --            --
--------------------------------------------------------------------

Total
====================================================================

     * Mr. Erwin Schurtenberger resigned as an Independent Non-executive Director of the Company on 1 April 2005 and Mr. Jiang Longsheng retired as an Executive Director of the Company on 1 June 2005.
     ** The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of the Company's share options is by stage and the details are disclosed above.

132

     Share option schemes (continued)
     The fair value of the share options granted during the year was HK$103,811,616.

     The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

     The following table lists the assumptions to the model used for the year ended 31 December 2005:

     Dividend yield                                                          2%
     Expected volatility                                                    31%
     Risk-free interest rate                                              4.57%
     Expected life of option                                            5 years
     Weighted average share price                                       HK$5.62

     The expected life of the options is based on the historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other feature of the options granted was incorporated into the measurement of fair value. Any changes to the above assumptions may affect the estimation of the fair value of the option.

     2,300,100 share options granted under the 2002 Share Option Scheme and the 2001 Share Option Scheme have been exercised since the respective dates of grant and up to the date when the Board of Directors approved the financial statements. On 1 April 2005, Mr. Erwin Schurtengberger surrendered 1,150,000 share options following his resignation as an independent non-executive director of the Company. The weighted average closing price of the shares immediately on the day before the exercise of the options was HK$4.04.

     The share options exercised during the year resulted in the issue of 2,300,100 ordinary shares of the Company and new share capital of RMB49,000 and share premium of RMB4,451,000.

     The total number of options exercisable as of 31 December 2005 was 70,416,522. No share options had been cancelled during the year ended 31 December 2005.

     At the balance sheet date, the Company had 169,063,300 share options outstanding under these share options schemes which represented approximately 0.4% of the Company's shares in issues as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 169,063,300 additional ordinary shares of the Company and additional share capital of RMB3,517,531 and share premium of RMB602,823,748.

33.  RESERVES
     According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers' bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

     CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

     Appropriation to the staff and workers' bonus and welfare fund, which is determined at the discretion of CNOOC China Limited's directors, is expensed as incurred under Hong Kong GAAP. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

     As at 31 December 2005, the general reserve fund amounted to RMB6,681,974,000 (2004: RMB4,413,610,000), representing approximately
     44.5% (2004: 29.4%) of the total registered capital of CNOOC China
     Limited.

     Included in retained earnings is an amount of RMB1,146,530,000 (2004:
     RMB877,109,000), being the retained earnings attributable to associates.

     The Company's ability to distribute dividends will largely depend on the dividends it receives from its subsidiaries. The dividends distributable by the Company's subsidiaries to the Company are determined in accordance with the relevant accounting principle required by the local authorities. As of 31 December 2005, the aggregate amount of the subsidiaries' retained earnings available for distribution to the Company amounted to approximately RMB30,275,453,000 (2004: RMB16,652,414,000).

134

        Company
                                                                        Share
                                                                      premium
                                                                      account
                                                         Issued   and capital     Cumulative
                                                          share    redemption    translation       Other     Retained
                                                        capital       reserve        reserve    reserves     earnings         Total
                                                        RMB'000       RMB'000        RMB'000     RMB'000      RMB'000       RMB'000
                                                 ----------------------------------------------------------------------------------

        Balances at 1 January 2004
          as previously reported                        876,978    20,761,205             --          --    2,573,082    24,211,265
        Cumulative adjustment for the
          adoption of HKFRS 2 (note 2.2)                     --            --             --      63,502      (63,502)           --
                                                 ----------------------------------------------------------------------------------

        Balances at 1 January 2004 as restated          876,978    20,761,205             --      63,502    2,509,580    24,211,265
        Exchange realignment                                 --            --             --          --           --            --
                                                 ----------------------------------------------------------------------------------

        Total income and expenses for the year
          recognised in equity                               --            --             --          --           --            --
        Net profit for the year (as restated)                --            --             --          --    5,395,306     5,395,306
                                                 ----------------------------------------------------------------------------------

        Total income and expenses for the year               --            --             --          --    5,395,306     5,395,306
        Repurchases of shares                              (392)           --             --          --      (60,761)      (61,153)
        Transfer of reserve upon share repurchase            --           392             --          --         (392)           --
        2004 special interim dividend declared
          in place of 2003 final dividends                   --            --             --          --   (2,617,526)   (2,617,526)
        2004 interim dividends                               --            --             --          --   (1,306,451)   (1,306,451)
        2004 special interim dividends                       --            --             --          --   (2,177,418)   (2,177,418)
        Equity-settled share option arrangements             --            --             --      46,642           --       46,642
                                                 ----------------------------------------------------------------------------------

        Balances at 31 December 2004
          as restated                                   876,586    20,761,597             --     110,144    1,742,338    23,490,665
                                                 ==================================================================================

        Balances at 1 January 2005
          as previously reported                        876,586    20,761,597             --          --    1,852,482    23,490,665
        Cumulative adjustment for the adoption
          of HKFRS 2 (note 2.2)                              --            --             --     110,144     (110,144)           --
                                                 ----------------------------------------------------------------------------------

        Balances at 1 January 2005 as restated          876,586    20,761,597             --     110,144    1,742,338    23,490,665
        Changes in fair value of
          available-for-sale investments                     --            --             --      64,900           --        64,900
        Exchange realignment                                 --            --       (349,141)         --           --      (349,141)
                                                 ----------------------------------------------------------------------------------

        Total income and expenses for the
          year recognised in equity                          --            --       (349,141)     64,900           --      (284,241)
        Net profit for the year                              --            --             --          --   13,791,976    13,791,976
                                                 ----------------------------------------------------------------------------------

        Total income and expenses for the year               --            --       (349,141)     64,900   13,791,976    13,507,735
        2004 final dividends                                 --            --              --         --   (3,495,962)   (3,495,962)
        2005 interim dividends                               --            --              --         --   (4,276,256)   (4,276,256)
        Exercise of share options                            49         4,451              --         --           --         4,500
        Equity-settled share option arrangements             --            --              --     29,123           --        29,123
                                                 ----------------------------------------------------------------------------------

        Balances at 31 December 2005                    876,635    20,766,048       (349,141)    204,167    7,762,096    29,259,805
                                                 ==================================================================================

     As at 31 December 2005, the distributable profits of the Company amounted to approximately RMB7,762,096,000 (2004: RMB1,742,338,000 (restated)).

34. RETIREMENT AND TERMINATION BENEFITS
     All the Group's full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 9% to 22% of the employees' basic salaries.

     The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

     The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts. The Group has adopted an accounting policy to record liabilities for the retirement and termination benefits.

136

35. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

     (a) Reconciliation of profit before tax to cash generated from operations


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                                                    (Restated)
                                                                           -------------------------------------
          Profit before tax                                                       36,300,934        23,069,962

          Adjustments for:
            Interest income                                                         (359,294)         (206,872)
            Finance costs                                                          1,100,532           441,825
            Exchange (gains)/losses, net                                            (287,027)          (29,269)
            Share of profits of associates                                          (307,075)         (344,469)
            Investment income                                                       (247,893)          (72,438)
            Provision for/(reversal) of inventory obsolescence                        33,088            (2,710)
            Depreciation, depletion and amortisation                               5,964,740         5,455,062
            Loss on disposal and write-off of property, plant and equipment          141,574           155,876
            Dismantlement                                                            252,857           201,637
            Amortisation of discount of long term guaranteed notes                    41,959            15,634
            Impairment losses related to property, plant and euipment                 90,190                --
            Equity-settled share option expenses                                      29,123            46,642
                                                                           -------------------------------------

          Operating cash flows before movements in working capital                42,753,708        28,730,880

            Increase in accounts receivable                                       (1,001,296)          (27,466)
            Increase in inventories and supplies                                    (108,405)          (96,307)
            (Increase)/decrease in other current assets                             (342,087)          267,168
            Increase in amounts due from related companies                          (925,824)         (417,091)
            Increase in an amount due to the parent company                          118,422           205,407
            Increase in accounts payable,
              other payables and accrued liabilities                                 677,522         1,318,415
            Decrease in other taxes payable                                          (24,900)          (12,447)
            Increase/(decrease) in amounts due to related companies                  548,508          (262,798)
                                                                           -------------------------------------

            Cash generated from operations                                        41,695,648        29,705,761
                                                                           -------------------------------------

     (b)  Acquisitions


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
          Acquisitions
          Net assets acquired:
            Property, plant and equipment, net                                     3,129,662         4,686,857
            Intangible assets                                                      1,299,643                --
            Accounts receivable                                                           --               453
            Other current assets                                                          --            66,744
            Accounts payable                                                              --           (81,547)
            Deferred tax liabilities                                                      --        (1,141,461)
                                                                           -------------------------------------

                                                                                   4,429,305         3,531,046

          Prepayment for the NWS Project                                                  --         4,693,809
          Acquisition of interests of MEG                                          1,017,000                --
                                                                           -------------------------------------

                                                                                   5,446,305         8,224,855
                                                                           -------------------------------------

          Satisfied by:
          Prepayments made in 2004                                                 4,582,298         2,445,715
          Cash paid for the NWS project (including cash call
            for the Tangguh Project)                                                      --         5,779,140
          Cash paid for the interests of MEG                                       1,017,000                --
          Tax refund from the NWS Project                                           (152,993)               --
                                                                           -------------------------------------

                                                                                   5,446,305         8,224,855
                                                                           -------------------------------------

          An analysis of the net outflow of cash and cash equivalents in respect of the acquisitions is as follows:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
          Cash consideration                                                       1,017,000         5,779,140
          Cash received for tax refund of the NWS project                           (152,993)               --
                                                                           -------------------------------------

          Net outflow of cash and cash equivalents                                   864,007         5,779,140
                                                                           -------------------------------------

          Further details of the acquisitions of the NWS Project and MEG are included in note 4 to the financial statements. The purchase price allocations for the NWS Project are still preliminary pending the confirmation of the tax basis of the underlying assets.

          The interest in MEG has been included under long term available-for-sale financial assets.

138

36. COMMITMENTS

     (i)  Capital commitments
          As at 31 December 2005, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
          Contracted for                                                           7,511,100         9,568,971
          Authorised, but not contracted for                                      23,736,582        20,331,504
                                                                           -------------------------------------


          As at 31 December 2005, the Group had unutilised banking facilities amounting to approximately RMB33,450,791,000 (2004:
          RMB20,662,120,000).

     (ii) Operating lease commitments

          (a)  Office properties
               The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 10 months to 3 years.

               As at 31 December 2005, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------

               Commitments due:
                 Within one year                                                     157,181            24,824
                 In the first to second years, inclusive                              22,351               549
                 After the second but before the fifth years, inclusive               23,972                 --
                                                                           -------------------------------------

                                                                                     203,504            25,373
                                                                           -------------------------------------

          (b) Plant and equipment
               The Group leases certain of its plant and equipment under operating lease arrangements for a term of 10 years.

               As at 31 December 2005, the Group had total minimum lease payments under non-cancelable operating lease falling due as follows:

                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
               Commitments due:
                 Within one year                                                     183,137           149,360
                 In the first to second years, inclusive                             183,137           597,442
                 After the second but before the fifth years, inclusive            1,006,289         1,834,023
                                                                           -------------------------------------

                                                                                   1,372,563         2,580,825
                                                                           -------------------------------------

37. Financial instruments

     (a) Currency swap contracts
          As at 31 December 2005, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest rate stipulated in the swap contract for the United States dollars was the floating LIBOR rate.

          The details are as follows:

                                                         2005                               2004

                                                                  Weighted                            Weighted
                                                Notional           average          Notional           average
                                                contract       contractual          contract       contractual
                                                  amount     exchange rate            amount     exchange rate
                                               (JPY'000)         (JPY/US$)         (JPY'000)         (JPY/US$)
                                       -------------------------------------------------------------------------
Year
2005                                                  --                --           271,470             95.00
2006                                             271,470             95.00           271,470             95.00
2007                                             271,470             95.00           271,470             95.00
                                       -------------------------------------------------------------------------

140

     (b) Fair value of financial instruments
          The carrying value of cash and cash equivalents, time deposits, available-for-sale investments, accounts receivables, other current assets, accounts payable and other payables approximated to fair value due to the short maturity of these instruments.

          The estimated fair value of long term bank loans based on current market interest rates was approximately RMB868,886,000 as at 31 December 2005 (2004: RMB 967,770,000).

          The estimated fair value of long term guaranteed notes based on current market interest rates was approximately RMB16,592,412,000 as at 31 December 2005 (2004: RMB16,428,934,000).

38.  CONCENTRATION OF CUSTOMERS
     A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
     China Petroleum & Chemical Corporation                                       15,625,736        10,634,066
     PetroChina Company Limited                                                    1,776,199         1,944,709
     Castle Peak Power Company Limited                                             1,107,314         1,070,436
                                                                           -------------------------------------

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES The Group's principal financial instruments, other than derivatives, comprise bank loans, convertible bonds, guaranteed notes, and cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

     The Group also enters into a currency swap contract. The purpose is to manage the currency risks arising from the Group's operations and its sources of finance.

     (i)  Credit risk
          The carrying amount of cash and cash equivalents, time deposits, liquidity funds and bond investments, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments represents our maximum exposure to credit risk in relation to financial assets.

          The majority of the Group's accounts receivable is related to sales of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers' financial condition and generally do not require collateral on accounts receivable. The Group maintains a provision for doubtful accounts and actual losses have been within management's expectation.

          No other financial assets carry a significant exposure to credit risk.

141

     (ii) Currency risk
          Substantially all of the Group's oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government's policies of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From that day to 31 December 2005, Renminbi has appreciated by approximately 2.5% against US dollars.

          The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group's oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Remminbi will also decrease the Group's costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 99% of the Group's debts are also denominated in U.S. dollars.

          As of the end of 2005, the balance of the yen-denominated loans was only RMB37,307,000. Since the Group has hedged the yen loans against foreign currency swaps, the Group does not expect any exchange risk relating to Japanese yen in the future.

     (iii) Interest rate risk
          As of the end of 2005, the interest rates for all debts were fixed. The term of the weighted average balance was approximately 8 years. The average interest rate payable by the Group is favorable under the environment of interest rate hike.

     (iv) Business risk
          The major operations are conducted in the PRC, Indonesia and Australia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

142

40. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP ")

     Net profit and net equity

     (a) Impairment of long-lived assets
          Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's fair value less costs to sell and value in use, which incorporates discounting the asset's estimated future cash flows.

          Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

          SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

          In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

          For the year ended 31 December 2005, an impairment of approximately RMB90,190,000 was recognised under Hong Kong GAAP and US GAAP.

40. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP ") (continued)

     Net profit and net equity (continued)

     (b) Accounting for convertible bonds
          With effect from 1 January 2005, under HKAS 32 Financial
          Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost. The requirements of HKAS 32 have been applied retrospectively with comparative amounts restated.

          Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group's convertible bonds.

     (c)  Comprehensive income
          According to SFAS No. 130, "Reporting comprehensive income", the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.


                                                                                        2005              2004
                                                                                     RMB'000           RMB'000
                                                                           -------------------------------------
          Net income under US GAAP                                                25,343,158        16,176,492
          Other comprehensive income:
            Foreign currency translation adjustments                                (493,289)          (42,301)
            Unrealised gains /(losses) on available-for-sale
              investments/Short term investments                                      69,069           (25,228)
            Less: Reclassification adjustment for gains
              included in net income                                                 (20,036)           (2,972)
                                                                           -------------------------------------

          Comprehensive income under US GAAP                                      24,898,902        16,105,991
                                                                           -------------------------------------

144

40. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP ") (continued)

     Net profit and net equity (continued)

     (c) Comprehensive income (continued)
          Roll forward of accumulated other comprehensive income components are as follows:

                                                                                  Unrealised
                                                                   Foreign          gains on       Accumulated
                                                                  currency         available             other
                                                               translation         -for-sale     comprehensive
                                                               adjustments       investments            income
                                                                   RMB'000           RMB'000           RMB'000
                                                        --------------------------------------------------------
          Balance at 1 January 2004                                 22,647            48,236            70,883
          Reversal of current year's realised gains                     --            (2,972)           (2,972)
          Current year's change                                    (42,301)          (25,228)          (67,529)
                                                        --------------------------------------------------------

          Balance at 31 December 2004                              (19,654)           20,036               382
          Reversal of current year realised gains                       --           (20,036)          (20,036)
          Current year's change                                   (493,289)           69,069          (424,220)
                                                        --------------------------------------------------------

          Balance at 31 December 2005                             (512,943)           69,069          (443,874)
                                                        --------------------------------------------------------

      (d) Use of estimates in the preparation of financial statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

     (e)  Segment reporting
          The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.

     There are no significant differences between Hong Kong GAAP and US GAAPs on the consolidated balance shees as at 31 December 2005 and 2004 and the consolidated income statements for the years ended 31 December 2005 and 2004. As such, no reconciliation tables have been presented.

41.  SUBSEQUENT EVENT
     On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO") to acquire a 45% working interest in an offshore oil mining license 130 "OML 130" in Nigeria for a cash consideration of US$2.268 billion, subject to adjustment. Conditional on, among other things, the approval of the Nigerian National Petroleum Corporation ("NNPC") and the PRC government, the transaction is expected to be completed in the first half of 2006.

     On 27 January 2006, CNOOC Africa Limited, a wholly-owned subsidiary of the Company, signed an agreement to acquire from AERD Projects Nigeria Limited a 35% of right to Oil Prospecting Licence 229 "OPL229" in Nigeria for US$ 60 million in cash, subject to adjustments.

42.  APPROVAL OF THE FINANCIAL STATEMENTS
     The financial statements were approved and authorised for issue by the Board of Directors on 24 March 2006.

146

Supplementary Information on Oil and Gas Producing Activities (Unaudited) (All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities". The disclosures are categorized by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar and Morocco, etc., are combined in the following disclosures as "Others", among which all the other projects are still in exploration or joint study stage except that the North West Shelf Project in Australia is in development stage.

(a) Reserve quantity information
     Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

     Estimates of crude oil and natural gas reserves have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less
     (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, and plus (a) its participating interest in the properties in Australia, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

     Proved developed and undeveloped reserves (net of royalties and PRC government share oil):

                                                 PRC           Indonesia          Others             Total
                                            Oil Natural gas    Oil Natural gas   Oil Natural gas    Oil Natural gas
                                        (mmbls)    (bcf)   (mmbls)    (bcf)    (mmbls)  (bcf)    (mmbls)     (bcf)
                                     ------------------------------------------------------------------------------

     31 December 2002                     1,287    3,333      138      215       --       --      1,425     3,548
       Purchase of reserves                  53      142       --       --       --       --         53       142
       Discoveries and extensions           114      506        1        2       --       --        115       508
       Production                           (97)     (69)     (15)     (37)      --       --       (112)     (106)
       Revisions of prior estimates         (24)      42      (21)      20       --       --        (45)       62
                                     ------------------------------------------------------------------------------

     31 December 2003                     1,333    3,954      103      200       --       --      1,436     4,154
       Purchase of reserves                   6      161       --        --      --       --          6       161
       Discoveries and extensions           129      414        4      157       --       --        133       571
       Production                          (106)    (103)     (11)     (31)      --       --       (117)     (134)
       Revisions of prior estimates          (8)    (101)       5       (5)      --       --         (3)     (106)
                                     ------------------------------------------------------------------------------

     31 December 2004                     1,354    4,325      101      321       --       --      1,455     4,646
       Purchase of reserves                  --       --       --       --       25      603         25       603
       Discoveries and extensions           133      314       --       17       --       --        133       331
       Production                          (122)    (108)      (9)     (34)      --       --       (131)     (142)
       Revisions of prior estimates          (7)      --      (19)      (7)      --       --        (26)       (7)
                                     ------------------------------------------------------------------------------

     31 December 2005                     1,358    4,531       73      297       25      603      1,456    5 ,431
                                     ==============================================================================

          Proved developed reserves:

                                                 PRC           Indonesia          Others             Total
                                            Oil Natural gas    Oil Natural gas   Oil Natural gas    Oil Natural gas
                                        (mmbls)    (bcf)   (mmbls)    (bcf)    (mmbls)  (bcf)    (mmbls)     (bcf)
                                     ------------------------------------------------------------------------------

     31 December 2003                       459    2,054       91      135        --      --        550    2,189
     31 December 2004                       617    2,134       85      138        --      --        702    2,272
     31 December 2005                       644    2,098       63      155       14      378        721    2,631
                                     ==============================================================================

148

 (b) Results of operations


                                                        2003                                             2004
                                        PRC   Indonesia       Others       Total          PRC   Indonesia       Others       Total
                                    RMB'000     RMB'000      RMB'000     RMB'000      RMB'000     RMB'000      RMB'000     RMB'000

                               ----------------------------------------------------------------------------------------------------
        Net sales to customers   23,644,659   4,472,172           --  28,116,831   32,723,277   4,162,742           --  36,886,019
        Operating expenses       (2,903,094) (1,609,715)          --  (4,512,809)  (3,643,182) (1,427,162)          --  (5,070,344)
        Production taxes         (1,238,598)         --           --  (1,238,598)  (1,725,674)         --           --  (1,725,674)
        Exploration                (764,165)    (83,907)          --    (848,072)  (1,202,203)   (113,957)          --  (1,316,160)
        Accretion expense           (93,246)         --           --     (93,246)    (119,707)         --           --    (119,707)
        Depreciation, depletion
          and amortisation
          (including
          dismantlement)         (3,700,349) (1,109,730)          --  (4,810,079)  (4,670,988)   (985,711)          --  (5,656,699)
                               ----------------------------------------------------------------------------------------------------

                                 14,945,207   1,668,820           --  16,614,027   21,361,523   1,635,912           --  22,997,435
        Income tax expenses      (4,483,562)   (719,695)          --  (5,203,257)  (6,408,457)   (705,487)          --  (7,113,944)
                               ----------------------------------------------------------------------------------------------------

        Result of operations     10,461,645     949,125           --  11,410,770   14,953,066     930,425           --  15,883,491
                               ====================================================================================================


                                                       2005
                                        PRC   Indonesia       Others       Total
                                    RMB'000     RMB'000      RMB'000     RMB'000

                               -------------------------------------------------
        Net sales to customers   48,778,934   4,638,735           --  53,417,669
        Operating expenses       (4,507,915) (1,426,683)          --  (5,934,598)
        Production taxes         (2,596,543)         --           --  (2,596,543)
        Exploration              (1,169,067)    (77,842)     (46,779) (1,293,688)
        Accretion expense          (198,945)         --           --    (198,945)
        Depreciation, depletion
          and amortisation
          (including
          dismantlement)         (5,360,745)   (856,775)          --  (6,217,520)
                               -------------------------------------------------

                                 34,945,719   2,277,435      (46,779) 37,176,375
        Income tax expenses     (10,483,716)   (995,885)          -- (11,479,601)
                               -------------------------------------------------

        Result of operations     24,462,003   1,281,550      (46,779) 25,696,774
                               =================================================


 (c)    Capitalised costs


                                                        2003                                             2004
                                        PRC   Indonesia       Others       Total          PRC   Indonesia       Others       Total
                                    RMB'000     RMB'000      RMB'000     RMB'000      RMB'000     RMB'000      RMB'000     RMB'000
                               -----------------------------------------------------------------------------------------------------
        Proved oil and gas
          Properties             57,537,676   9,440,843           --  66,978,519   70,931,798  10,100,116           --  81,031,914
        Unproved oil and gas
          Properties                713,594          --           --     713,594      437,513   4,696,237           --   5,133,750
        Accumulated depreciation,
          depletion and
          amortization          (25,740,836) (2,098,269)          -- (27,839,105) (30,462,658) (3,083,933)          -- (33,546,591)
                               -----------------------------------------------------------------------------------------------------

        Net capitalised costs    32,510,434   7,342,574           --  39,853,008   40,906,653  11,712,420           --  52,619,073
                               =====================================================================================================


                                                        2005
                                         PRC   Indonesia       Others       Total
                                     RMB'000     RMB'000      RMB'000     RMB'000
                                 ------------------------------------------------
        Proved oil and gas
          Properties              85,960,339  11,241,345    3,129,662 100,331,346
        Unproved oil and gas
          Properties                 267,432   5,529,450           --   5,796,882
        Accumulated depreciation,
          depletion and
          amortization           (35,875,926) (3,850,293)          -- (39,726,219)
                                 ------------------------------------------------

        Net capitalised costs     50,351,845  12,920,502    3,129,662  66,402,009
                                 ================================================


 (d)    Costs incurred


                                                        2003                                             2004
                                        PRC   Indonesia       Others       Total          PRC   Indonesia       Others       Total
                                    RMB'000     RMB'000      RMB'000     RMB'000      RMB'000     RMB'000      RMB'000     RMB'000
                               -----------------------------------------------------------------------------------------------------
        Acquisition costs         1,579,726          --           --   1,579,726           --   3,531,046           --   3,531,046
        Exploration costs         1,225,926     102,067           --   1,327,993    1,806,556     137,361           --   1,943,917
        Development costs*        7,489,472     512,064           --   8,001,536   11,693,183     645,501           --  12,338,684
                               -----------------------------------------------------------------------------------------------------

        Total costs incurred     10,295,124     614,131           --  10,909,255   13,499,739   4,313,908           --  17,813,647
                               =====================================================================================================


                                                      2005
                                       PRC   Indonesia     Others**       Total
                                   RMB'000     RMB'000      RMB'000     RMB'000
                               ------------------------------------------------
        Acquisition costs               --          --    4,546,285   4,546,285
        Exploration costs        1,878,931     111,219       46,779   2,036,929
        Development costs*      14,423,266   2,328,200           --  16,751,466
                               ------------------------------------------------

        Total costs incurred    16,302,197   2,439,419    4,593,064  23,334,680
                               ================================================


     * The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

     ** The amounts include prepayments made in 2004 for the NWS Project of RMB 4,693,809,000 and a tax refund of RMB152,993,000 related to the acquisition of the NWS Project received in 2005.

(e) Standardised measure of discounted future net cash flows and changes therein
     In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proven reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$48 as at 31 December 2005 (2004: US$32; 2003; US$30). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

     Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

     Present value of estimated future net cash flows:

                                                                 2003                                                  2004
                                Notes            PRC    Indonesia    Others          Total             PRC    Indonesia    Others
                                             RMB'000      RMB'000   RMB'000        RMB'000         RMB'000      RMB'000   RMB'000
                                      ----------------------------------------------------------------------------------------------

          Future cash inflows    (1)     422,329,692   30,135,721        --    452,465,413     467,336,822   37,198,784       --
          Future production
            Costs                       (106,854,167) (17,532,095)       --   (124,386,262)   (115,267,250) (20,472,914)      --
          Future development
            Costs                (2)     (52,917,280)  (4,114,091)       --    (57,031,371)    (60,319,348)  (6,709,341)      --
          Future income taxes            (72,124,755)  (3,346,547)       --    (75,471,302)    (78,717,296)  (4,001,019)      --
                                      ----------------------------------------------------------------------------------------------

          Future net cash flows  (3)     190,433,490    5,142,988        --    195,576,478     213,032,928    6,015,510       --
          10% discount factor            (84,550,531)  (1,226,300)       --    (85,776,831)    (91,755,987)  (1,905,679)      --
                                      ----------------------------------------------------------------------------------------------

          Standardised measure           105,882,959    3,916,688        --    109,799,647     121,276,941    4,109,831       --
                                      ----------------------------------------------------------------------------------------------


                                                                            2005
                                        Total            PRC     Indonesia        Others          Total
                                      RMB'000        RMB'000       RMB'000       RMB'000        RMB'000
                                ----------------------------------------------------------------------------

          Future cash inflows     504,535,606    661,693,176    40,919,470    21,855,452    724,468,098
          Future production
            Costs                (135,740,164)  (156,122,249)  (19,370,535)   (3,742,250)  (179,235,034)
          Future development
            Costs                 (67,028,689)   (69,918,424)   (7,481,211)   (4,497,517)   (81,897,152)
          Future income taxes     (82,718,315)  (119,326,469)   (5,678,110)   (2,759,755)  (127,764,334)
                                ----------------------------------------------------------------------------

          Future net cash flows   219,048,438    316,326,034     8,389,614    10,855,930    335,571,578
          10% discount factor     (93,661,666)  (128,177,514)   (2,494,083)   (5,472,748)  (136,144,345)
                                ----------------------------------------------------------------------------

          Standardised measure    125,386,772    188,148,520     5,895,531     5,383,182    199,427,233
                                ----------------------------------------------------------------------------


      (1) Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, plus (a) its participating interest in the properties in Australia, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

     (2) Future development costs include the estimated costs of drilling future development wells and building the production platforms.

     (3) Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

150

(e) Standardised measure of discounted future net cash flows and changes therein (continued) Changes in the standardised measure of discounted future net cash flows:


                                                                      2003              2004              2005
                                                                   RMB'000           RMB'000           RMB'000
                                                        --------------------------------------------------------
     Standardised measure, beginning of year                   100,141,049       109,799,647       125,386,772
     Sales of production, net of royalties
       and production costs                                    (22,345,781)      (30,090,001)      (44,886,528)
     Net change in prices, net of royalties
       and production costs                                     22,321,949        17,826,421        99,412,030
     Extensions discoveries and improved
       recovery, net of related future costs                    13,790,936        20,772,271        26,693,961
     Change in estimated future development costs              (14,673,054)      (21,766,234)      (18,500,061)
     Development costs incurred during the year                  7,718,863        11,768,916        15,592,789
     Revisions in quantity estimates                            (2,942,902)       (1,954,130)       (3,087,240)
     Accretion of discount                                      13,428,654        14,202,072        17,132,630
     Net change in income taxes                                 (6,290,099)       (5,515,547)      (29,228,637)
     Purchase of properties                                      5,363,142         2,352,004         8,981,882
     Changes in timing and other                                (6,713,110)        7,991,353         1,929,635
                                                        --------------------------------------------------------

     Standardised measure, end of year                         109,799,647       125,386,772       199,427,233
                                                        --------------------------------------------------------

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the "Company") will be held on 24 May 2006, at 2:30 p.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, for the following purposes:

A. As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

     1. To receive and consider the audited Statement of Accounts together with the Reports of the Directors and Auditors thereon for the year ended 31 December 2005.

     2.   To declare a final dividend for the year ended 31 December 2005.

     3. To re-elect retiring Directors, to elect Dr. Edgar W. K. Cheng as a new Independent Non-executive Director, and to authorise the Board of Directors to fix the remuneration of each of the Directors.

          The Directors to be re-elected and elected are as follows:

          Zhou Shouwei

          Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined China National Offshore Oil Corporation ("CNOOC") in 1982. Mr. Zhou served as the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company since April 2003. Mr. Zhou became the chairman of CNOOC Engineering Company Limited, a listed company in Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

          Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 9,100,000 share options in the Company, Mr. Zhou has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          Under the service contract between the Company and Mr. Zhou, Mr. Zhou's emoluments comprise an annual remuneration of HK$ 2,600,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Zhou were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Zhou is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

152
          Evert Henkes

          Born in 1943, Mr. Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell's Metals Coordinator, Shell's Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy. Mr. Henkes was appointed as an Independent Non-executive Director of the Company with effect from 16 September 2003.

          Mr. Henkes does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 1,150,000 share options in the Company, Mr. Henkes has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Mr. Henkes. Mr. Henkes' emoluments comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. The emoluments of Mr. Henkes were determined with reference to perception of industry standards and prevailing market conditions. Mr. Henkes is subject to the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Cao Xinghe

          Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005.

          Save as aforesaid, Mr. Cao does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 800,000 share options in the Company, Mr. Cao has no other interest in the Company's securities within the meaning of
          Part XV of the Securities and Futures Ordinance.

                                                                           153
          Under the service contract between the Company and Mr. Cao, Mr. Cao's emoluments comprise an annual remuneration of HK$ 800,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Cao were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Cao is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Wu Zhenfang

          Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor's degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC (including Guangdong Dapeng LNG Company Limited, CNOOC Fujian Natural Gas Limited, CNOOC Oil & Petrochemicals Co., Ltd. and CNOOC Zhejiang Ningbo LNG Co., Ltd.), the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005.

          Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 800,000 share options in the Company, Mr. Wu has no other interest in the Company's securities within the meaning of
          Part XV of the Securities and Futures Ordinance.

          Under the service contract between the Company and Mr. Wu, Mr. Wu's emoluments comprise an annual remuneration of HK$ 800,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Wu were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Wu is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

154
          Yang Hua

          Born in 1961, Mr. Yang is an engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 23 years' experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-twelve year with international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a wholly-owned subsidiary of the Company. In 1999, he became a Senior Vice President of the Company and then became an Executive Vice President in December 2005. From 2002 to 2003, Mr. Yang was the Director and President of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company. He was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005. He also serves as the Director of CNOOC International Limited. Mr. Yang was appointed as an Executive Director with effect from 31 August 2005.

          Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 6,210,000 share options in the Company, Mr. Yang has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          Under the service contract between the Company and Mr. Yang, Mr. Yang's emoluments comprise an annual remuneration of HK$ 2,100,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Yang were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Yang is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

                                                                           155
          Lawrence J. Lau

          Born in 1944, Professor Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was also awarded the honorary degree of Doctor of Social Sciences by the Hong Kong University of Science and Technology in 1999. Professor Lau has authored or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. In July 2004, Professor Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong. He currently provides useful public service to the local community in his capacity as member of the Executive Committee of the HKSAR Government's Commission on Strategic Development, the Advisory Committee of the Independent Commission Against Corruption, and the Steering Committee on Innovation and Technology. He also serves on the Board of Directors of the Hong Kong Science and Technology Park Corporation as an independent non-executive director, as well as the Far EasTone Corporation as an independent director and the Shin Kong Financial Holdings Corporation as an independent supervisor, both listed companies in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

          Professor Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Professor Lau has no interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Professor Lau. Professor Lau's emoluments comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The emoluments of Professor Lau were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Professor Lau is subject to the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

156
          Edgar W. K. Cheng

          Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. Dr. Cheng has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., and Member of the Conference Board's Global Advisory Council. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 - 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People's Congress (1996-1997). Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 - 2001. He is at present Chairman of the Council of the Chinese University of Hong Kong, the Chairman of the World-Wide Investment Co. Ltd. and a member of the Board of Directors of the Hong Kong Institute for Monetary Research, non-executive director of the Standard Chartered Bank (Hong Kong) Ltd, independent director of Goldman Sachs Gao Hua Securities Co. Ltd, a member of The Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development as well as the Vice-Chairman of the Council for Sustainable Development. He is also a member of the 10th Chinese People's Political Consultative Conference National Committee.

          Dr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Dr. Cheng has no interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Dr. Cheng. Dr. Cheng's emoluments are expected to comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The emoluments of Dr. Cheng will be determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Dr. Cheng is subject to the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

     4. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

B. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

     1.   "THAT:

          (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), or of any other Recognised Stock Exchange and the Articles of Association (the "Articles") of the Company, be and is hereby generally and unconditionally approved;

          (b) the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

          (c)  for the purposes of this resolution:

               "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

               (i) the conclusion of the next annual general meeting of the Company;

               (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

               (iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

     2.   "THAT:

          (a) subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

          (b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

158

          (c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

               (i) a Rights Issue (as hereinafter defined);

               (ii) an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

               (iii) an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

               (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

               (v) any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

          (d) for the purposes of this resolution:

               "Relevant Period" means the period from the date of passing of this resolution until whichever is the earliest of:

               (i) the conclusion of the next annual general meeting of the Company;

               (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

               (iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

               "Rights Issue" means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).

     3. "THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed l0% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

                                                         By Order of the Board
                                                             CNOOC Limited
                                                               Cao Yunshi
                                                           Company Secretary

Hong Kong, 12 April 2006

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

160

Notes:

1. Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3. Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6. With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7. With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8. For the sake of good corporate governance practice, the Chairman intends to demand voting by poll for all the resolutions set out in the notice of the annual general meeting.

9. The register of members of the Company will be closed from 17 May 2006 to 24 May 2006 (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and voting at the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company's registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p m on 16 May 2006.

Glossary






API gravity
The America Petroleum Institute's scale for specific gravity for liquid hydrocarbons, measured in degrees.

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Bbls
Barrels

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

DD&A
Depreciation, depletion and amortization

Dismantlement
Post closure and other environmental exit

Lifting costs per barrel
(Operating expenditures + production taxes)/total net production

Downstream business
Refinery and petrochemical processing

Finding costs
For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells.

FPSO
Floating, Production, Storage and Offloading

LNG
Liquefied Natural Gas


Mbbls
Thousand barrels

MBOE
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Net Production
Net production is calculated in the same way as net proved reserves.

Net reserve additions
Total additions of reserves plus or minus reserves revisions

OGP
International Association of Oil & Gas Producers

Net Proved Reserves
The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC attributable to the Group's participating interest, and plus (a) its participating interest in the properties in Australia, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

162


PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

Total production costs per barrel
(operating expenditures + production taxes + dismantlement + DD&A + SG&A)/total net production

Upstream business
Oil and gas exploration, development, production and sales

Wildcats
A well drilled on any geological trap for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Note: In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Company Information





Board of Directors:
Fu Chengyu           Executive Director, Chairman & CEO
Luo Han              Executive Director
Zhou Shouwei         Executive Director & President
Cao Xinghe           Executive Director
Wu Zhenfang          Executive Director
Wu Guangqi           Executive Director & Compliance Officer
Yang Hua             Executive Director, Executive Vice
                       President & CFO
Chiu Sung Hong       Independent Non-executive Director
Kenneth S. Courtis   Independent Non-executive Director
Evert Henkes         Independent Non-executive Director
Tse Hau Yin, Aloysius      Independent Non-executive Director
Lawrence J. Lau      Independent Non-executive Director

Company Secretary
Cao Yunshi

Audit Committee
Chiu Sung Hong       (Chairman)
Dr. Kenneth S. Courtis (Financial Expert)
Tse Hau Yin, Aloysius

Remuneration Committee
Chiu Sung Hong       (Chairman)
Evert Henkes
Tse Hau Yin, Aloysius

Nomination Committee
Luo Han              (Chairman)
Chiu Sung Hong
Tse Hau Yin, Aloysius
Lawrence J. Lau


Other Members of the Senior Management
Liu Jian          Executive Vice President
Chen Wei          Senior Vice President
Zhang Guohua      Senior Vice President
Li Ning           Senior Vice President
Chen Bi           Vice President
Zhu Weilin        Vice President
Zhu Mingcai       Vice President
Fang Zhi          Vice President

Department Management
Zhu Weilin        General Manager,
                  Exploration Department
Li Fanrong        General Manager,
                  Development & Production Department
Yang Shubo        General Manager,
                  Engineering & Project Department
Li Feilong        Qualified Accountant & Financial Controller,
                    Finance Department
Zhao Liguo        General Manager, Legal Department
Song Lisong       General Manager,
                  Health, Safety & Environmental Department
Wang Zhong'an     General Manager,
                  Strategic Development & Planning
                    Department
Chen Hezhi        Human Resources Manager,
                  Human Resources Department
Zheng Baoguo      General Manager, Marketing Department
Huang Xiaofeng    General Manager, Treasury Department
Xiao Zongwei      General Manager, Investor Relations
                    Department
Zhu Mingcai       General Manager, International Affairs
Dong Weiliang     General Manager,
                  Science and Technology Development
                    Department
Zhang Benchun     General Manager,
                  Audit and Supervision Department

164

Branch Offices & Subsidiaries Management
Chen Bi           General Manager,
                  CNOOC China Limited - Tianjin Branch
Xie Yuhong        General Manager,
                    CNOOC China Limited - Zhanjiang Branch
Li Ning           General Manager,
                     CNOOC China Limited - Shenzhen Branch
Zhang Guohua      General Manager,
                  CNOOC China Limited - Shanghai Branch
Chen Wei          Director,
                  CNOOC China Limited Research Center
Zhu Mingcai       President,
                  CNOOC International Limited
Fang Zhi          Director & President,
                  CNOOC Southeast Asia Limited
Sun Dalu          General Manager,
                  China Offshore Oil (Singapore)
                    International Pte. Ltd.

Principal bankers:
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
17th Floor, Room 1712-6
Hopewell Center
183 Queen's Road East
Wan Chai
Hong Kong


ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 0883

Investor / Public Relations:
Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322
Beijing
Tel: (8610) 8452 1646
Fax: (8610) 8452 1441
E-mail: xiaozw@cnooc.com.cn

Registered office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing office:
CNOOC Tower, No.6 Dong Zhi Men Wai Xiao Jie,
Beijing, 100027, China
Zip Code: 100027
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com

Company Announcement
--------------------
                                CNOOC LIMITED
                               [GRAPHIC OMITTED]
          (Incorporated in Hong Kong with limited liability under the
                             Companies Ordinance)
                               (Stock Code: 883)

                       Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the "Company") will be held on 24 May 2006, at 2:30 p.m. at Island Shangri-la, Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, for the following purposes:

A. As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

     1. To receive and consider the audited Statement of Accounts together with the Reports of the Directors and Auditors thereon for the year ended 31 December 2005.

     2.   To declare a final dividend for the year ended 31 December 2005.

     3. To re-elect retiring Directors, to elect Dr. Edgar W. K. Cheng as a new Independent Non-executive Director, and to authorise the Board of Directors to fix the remuneration of each of the Directors.

          The Directors to be re-elected and elected are as follows:

          Zhou Shouwei

          Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined China National Offshore Oil Corporation ("CNOOC") in 1982. Mr. Zhou served as the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company since April 2003. Mr. Zhou became the chairman of CNOOC Engineering Company Limited, a listed company in Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

          Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 9,100,000 share options in the Company, Mr. Zhou has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          Under the service contract between the Company and Mr. Zhou, Mr. Zhou's emoluments comprise an annual remuneration of HK$2,600,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Zhou were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Zhou is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Evert Henkes

          Born in 1943, Mr. Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell's Metals Coordinator, Shell's Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy. Mr. Henkes was appointed as an Independent Non-executive Director of the Company with effect from 16 September 2003.

          Mr. Henkes does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 1,150,000 share options in the Company, Mr. Henkes has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Mr. Henkes. Mr. Henkes' emoluments comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. The emoluments of Mr. Henkes were determined with reference to perception of industry standards and prevailing market conditions. Mr. Henkes is subject to the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Cao Xinghe

          Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in

          Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005.

          Save as aforesaid, Mr. Cao does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 800,000 share options in the Company, Mr. Cao has no other interest in the Company's securities within the meaning of
          Part XV of the Securities and Futures Ordinance.

          Under the service contract between the Company and Mr. Cao, Mr. Cao's emoluments comprise an annual remuneration of HK$800,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Cao were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Cao is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Wu Zhenfang

          Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor's degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC (including Guangdong Dapeng LNG Company Limited, CNOOC Fujian Natural Gas Limited, CNOOC Oil & Petrochemicals Co., Ltd. and CNOOC Zhejiang Ningbo LNG Co., Ltd.), the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005.

          Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 800,000 share options in the Company, Mr. Wu has no other interest in the

          Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          Under the service contract between the Company and Mr. Wu, Mr. Wu's emoluments comprise an annual remuneration of HK$800,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Wu were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Wu is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Yang Hua

          Born in 1961, Mr. Yang is an engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 23 years' experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-twelve year with international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a wholly-owned subsidiary of the Company. In 1999, he became a Senior Vice President of the Company and then became an Executive Vice President in December 2005. From 2002 to 2003, Mr. Yang was the Director and President of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company. He was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005. He also serves as the Director of CNOOC International Limited. Mr. Yang was appointed as an Executive Director with effect from 31 August 2005.

          Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Apart from holding 6,210,000 share options in the Company, Mr. Yang has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          Under the service contract between the Company and Mr. Yang, Mr. Yang's emoluments comprise an annual remuneration of HK$2,100,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Yang were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. Mr. Yang is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Lawrence J. Lau

          Born in 1944, Professor Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was also awarded the honorary degree of Doctor of Social Sciences by the Hong Kong University of Science and Technology in 1999. Professor Lau has authored or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. In July 2004, Professor Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong. He currently provides useful public service to the local community in his capacity as member of the Executive Committee of the HKSAR Government's Commission on Strategic Development, the Advisory Committee of the Independent Commission Against Corruption, and the Steering Committee on Innovation and Technology. He also serves on the Board of Directors of the Hong Kong Science and Technology Park Corporation as an independent non-executive director, as well as the Far EasTone Corporation as an independent director and the Shin Kong Financial Holdings Corporation as an independent supervisor, both listed companies in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

          Professor Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Professor Lau has no interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Professor Lau. Professor Lau's emoluments comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The emoluments of Professor Lau were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Professor Lau is subject to the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

          Edgar W. K. Cheng

          Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical

          College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. Dr. Cheng has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., and Member of the Conference Board's Global Advisory Council. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 - 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People's Congress (1996-1997). Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 - 2001. He is at present Chairman of the Council of the Chinese University of Hong Kong, the Chairman of the World-Wide Investment Co. Ltd. and a member of the Board of Directors of the Hong Kong Institute for Monetary Research, non-executive director of the Standard Chartered Bank (Hong Kong) Ltd, independent director of Goldman Sachs Gao Hua Securities Co. Ltd, a member of The Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development as well as the Vice-Chairman of the Council for Sustainable Development. He is also a member of the 10th Chinese People's Political Consultative Conference National Committee.

          Dr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Dr. Cheng has no interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Dr. Cheng. Dr. Cheng's emoluments are expected to comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The emoluments of Dr. Cheng will be determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Dr. Cheng is subject to the retirement provisions in the articles of association of the Company.

          There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

     4. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

B. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

     1.   "THAT:

          (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), or of any other Recognised Stock Exchange and the Articles of Association (the "Articles") of the Company, be and is hereby generally and unconditionally approved;

          (b) the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

          (c)  for the purposes of this resolution:

               "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

               (i) the conclusion of the next annual general meeting of the Company;

               (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

               (iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

     2.   "THAT:

          (a) subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

          (b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

          (c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

               (i) a Rights Issue (as hereinafter defined);

               (ii) an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

               (iii) an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

               (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

               (v) any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

          (d) for the purposes of this resolution:

               "Relevant Period" means the period from the date of passing of this resolution until whichever is the earliest of:

               (i) the conclusion of the next annual general meeting of the Company;

               (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

               (iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

               "Rights Issue" means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).

          3. "THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed l0% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

                                                         By Order of the Board
                                                             CNOOC Limited
                                                               Cao Yunshi
                                                           Company Secretary

Hong Kong, 12 April 2006

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1. Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3. Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6. With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7. With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8. For the sake of good corporate governance practice, the Chairman intends to demand voting by poll for all the resolutions set out in the notice of the annual general meeting.

9. The register of members of the Company will be closed from 17 May 2006 to 24 May 2006 (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and voting at the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company's registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p m on 16 May 2006.

As at the date of this announcement, the Board comprises:

Executive Directors:
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi
Yang Hua

Independent Non-Executive Directors:
Chiu Sung Hong
Kenneth S. Courtis
Evert Henkes
Hau Yin Tse, Aloysius
Lawrence J. Lau

--------------------------------------------------------------------------------
                                   IMPORTANT
--------------------------------------------------------------------------------
If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


--------------------------------------------------------------------------------





                                CNOOC LIMITED
                               [GRAPHIC OMITTED]
          (Incorporated in Hong Kong with limited liability under the
                             Companies Ordinance)
                               (Stock Code: 883)

                       EXPLANATORY STATEMENT RELATING TO
          GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
                                      AND
                     RE-ELECTION AND ELECTION OF DIRECTORS
--------------------------------------------------------------------------------

A notice convening an annual general meeting of CNOOC Limited to be held on 24 May 2006 at 2:30 p.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong is set out on pages 151 to 160 of the annual report of the Company for the year ended 31 December 2005. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjourned meeting if they so wish.

                                                                  12 April 2006

                                CNOOC LIMITED
                               [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)


Board of Directors:                                 Registered office:
Fu Chengyu (Chairman)                               65/F, Bank of China Tower
Luo Han                                             1 Garden Road
Zhou Shouwei                                        Central
Cao Xinghe                                          Hong Kong
Wu Zhenfang
Wu Guangqi
Yang Hua
Sung Hong Chiu*
Kenneth S. Courtis*
Evert Henkes*
Tse Hau Yin, Aloysius*
Lawrence J. Lau*

* Independent Non-executive Directors

                                                     12 April 2005

To the shareholders

Dear Sir or Madam,

                       EXPLANATORY STATEMENT RELATING TO
          GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
                                      AND
                     RE-ELECTION AND ELECTION OF DIRECTORS

INTRODUCTION

      The purpose of this document is to provide you with information in connection with the proposed ordinary resolution set out as items A3, B1, B2 and B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase Shares, and re-election of retiring directors and election of new independent non-executive director at the annual general meeting to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 24 May 2006 at 2:30 p.m. (the "Annual General Meeting"). References in this document to "Shares" are share(s) of all classes in the issued share capital of CNOOC Limited (the "Company").

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

      At the annual general meeting of the Company held on 25 May 2005, ordinary resolutions were passed granting general mandates to the directors of the Company (the "Directors"), inter alia, (i) to repurchase Shares not exceeding 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at 25 May 2005; and (ii) to allot, issue and deal with additional Shares not exceeding 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at 25 May 2005 and those Shares not exceeding 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at 25 May 2005 which may be repurchased by the Company (collectively referred to as "Existing General Mandates").

      The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

      The explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") to be sent to the shareholders of the Company (the "Shareholders") in connection with the proposed general mandate to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

RE-ELECTION AND ELECTION OF DIRECTORS

     Pursuant to Article 97 of the Articles of Association (the "Articles") of the Company, Messrs. Zhou Shouwei, Kenneth S. Courtis and Evert Henkes will retire from office at the Annual General Meeting and, being eligible for re-election, Messrs. Zhou Shouwei and Evert Henkes have been recommended by the Board and have offered themselves for re-election. Mr. Kenneth S. Courtis will retire at the Annual General Meeting. The Board has recommended Mr. Edgar
W. K. Cheng for election at the Annual General Meeting as a new independent non-executive director of the Company.

      In addition, pursuant to Article 101 of the Articles of the Company, Messrs. Cao Xinghe, Wu Zhenfang, Yang Hua and Professor Lawrence J. Lau will also retire from office at the Annual General Meeting and, being eligible for re-election, have been recommended by the Board for re-election at the Annual General Meeting.

      Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this document.

ANNUAL GENERAL MEETING

      A notice convening the Annual General Meeting is set out on pages 151 to 160 of the annual report of the Company for the year ended 31 December 2005.

      There is no Shareholder that is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

      Pursuant to the Articles of the Company, at any general meeting of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. Details of the procedures by which Shareholders may demand a poll are set out in Appendix III to this document. For the sake of good corporate governance practice, the Chairman intends to demand voting by poll for all the resolutions set out in the notice of the Annual General Meeting.

      A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

      The Directors believe that the granting of the general mandates to issue securities and repurchase Shares, and the re-election or election of the said Directors (as appropriate) are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.
                                                       Yours faithfully,
                                                 For and on behalf of the Board
                                                         CNOOC Limited
                                                           Fu Chengyu
                                                            Chairman

-------------------------------------------------------------------------------
APPENDIX I                              EXPLANATORY NOTES TO REPURCHASE MANDATE
-------------------------------------------------------------------------------
      The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

GENERAL MANDATE TO REPURCHASE SHARES

      At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the "Repurchase Mandate") to exercise all the powers of the Company to repurchase on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution.

      Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held and the date upon which such authority is revoked or varied.

SHARE CAPITAL

      On 10 April 2006, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the "Latest Practicable Date"), 41,054,675,375 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,105,467,537 Shares.

DIRECTORS AND CONNECTED PERSONS

      None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

      No persons who are connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS' UNDERTAKING

      The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

      If as a result of a repurchase of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

      As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited ("CNOOC BVI"), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,999,999,995 Shares, representing approximately 70.64 per cent. of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Limited ("OOGC"), which is in turn a wholly owned subsidiary of China National Offshore Oil Corporation ("CNOOC"). Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in 5 Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 78.49 per cent. of the reduced issued share capital of the Company. Regardless of such increase in shareholding, neither CNOOC BVI, OOGC nor CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

      The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25 per cent..

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

      The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

      Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company's Memorandum and Articles of Association, the Listing Rules and applicable laws and regulations in Hong Kong.

      On the basis of the consolidated financial position of the Company as at 31st December 2005 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

SHARE REPURCHASE MADE BY THE COMPANY

      The Company has not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

GENERAL

      During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:


                                                          Price Per Share
      Month                                                  Highest      Lowest
                                                                 HK$         HK$

      2005
         April                                                 4.400       3.950
         May                                                   4.400       4.075
         June                                                  4.650       4.100
         July                                                   5.30       4.600
         August                                                 6.05        5.30
         September                                              5.80        5.35
         October                                                5.55       4.825
         November                                               5.25       4.900
         December                                               5.60        5.25

      2006
         January                                                6.55        5.25
         February                                               6.80        6.30
         March                                                  6.60        5.90
         April (up to the Latest Practicable Date)              6.20        6.05

-------------------------------------------------------------------------------
APPENDIX II                                   DETAILS OF PROPOSED DIRECTORS FOR
                                            RE-ELECTION AND ELECTION AT THE AGM
-------------------------------------------------------------------------------

      The following are the particulars of the Directors who are proposed for re-election and election at the Annual General Meeting as required under Rule 13.51(2) of the Listing Rules:

Zhou Shouwei

      Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined China National Offshore Oil Corporation ("CNOOC") in 1982. Mr. Zhou served as the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company since April 2003. Mr. Zhou became the chairman of CNOOC Engineering Company Limited, a listed company in Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

      Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

      Apart from holding 9,100,000 share options in the Company, Mr. Zhou has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

      Under the service contract between the Company and Mr. Zhou, Mr. Zhou's emoluments comprise an annual remuneration of HK$2,600,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Zhou were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. There is no fixed term under the service contract and either party may terminate with 3 month's notice. Mr. Zhou is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

      There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there other matters that need to be brought to the attention of the Shareholders.

Evert Henkes

      Born in 1943, Mr. Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell's Metals Coordinator, Shell's Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy. Mr. Henkes was appointed as an Independent Non-executive Director of the Company with effect from 16 September 2003.

      Mr. Henkes does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

      Apart from holding 1,150,000 share options in the Company, Mr. Henkes has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

      There is no service contract between the Company and Mr. Henkes. Mr. Henkes' emoluments comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. The emoluments of Mr. Henkes were determined with reference to perception of industry standards and prevailing market conditions. Mr. Henkes is subject to the retirement provisions in the articles of association of the Company, and is expected to retire and stand for re-election before 2009.

-------------------------------------------------------------------------------
APPENDIX II                                   DETAILS OF PROPOSED DIRECTORS FOR
                                            RE-ELECTION AND ELECTION AT THE AGM
-------------------------------------------------------------------------------
      There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there other matters that need to be brought to the attention of the Shareholders.

Cao Xinghe

      Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005.

      Save as aforesaid, Mr. Cao does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

      Apart from holding 800,000 share options in the Company, Mr. Cao has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

      Under the service contract between the Company and Mr. Cao, Mr. Cao's emoluments comprise an annual remuneration of HK$800,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Cao were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. There is no fixed term under the service contract and either party may terminate with 3 month's notice. Mr. Cao is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

      There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there other matters that need to be brought to the attention of the Shareholders.

Wu Zhenfang

     Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor's degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC (including Guangdong Dapeng LNG Company Limited, CNOOC Fujian Natural Gas Limited, CNOOC Oil & Petrochemicals Co., Ltd. and CNOOC Zhejiang Ningbo LNG Co., Ltd.), the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005.

      Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

      Apart from holding 800,000 share options in the Company, Mr. Wu has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

      Under the service contract between the Company and Mr. Wu, Mr. Wu's emoluments comprise an annual remuneration of HK$800,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Wu were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. There is no fixed term under the service contract and either party may terminate with 3 month's notice. Mr. Wu is subject to the provisions of his service contract and the retirement provisions in the articles of association of the

-------------------------------------------------------------------------------
APPENDIX II                                   DETAILS OF PROPOSED DIRECTORS FOR
                                            RE-ELECTION AND ELECTION AT THE AGM
-------------------------------------------------------------------------------
Company.

      There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there other matters that need to be brought to the attention of the Shareholders.

Yang Hua

      Born in 1961, Mr. Yang is an engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 23 years' experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-twelve year with international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a wholly-owned subsidiary of the Company. In 1999, he became a Senior Vice President of the Company and then became an Executive Vice President in December 2005. From 2002 to 2003, Mr. Yang was the Director and President of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company. He was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005. He also serves as the Director of CNOOC International Limited. Mr. Yang was appointed as an Executive Director with effect from 31 August 2005.

      Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

      Apart from holding 6,210,000 share options in the Company, Mr. Yang has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

      Under the service contract between the Company and Mr. Yang, Mr. Yang's emoluments comprise an annual remuneration of HK$2,100,000 (after Hong Kong tax), plus performance-based bonuses. The emoluments of Mr. Yang were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make adjustments if necessary. There is no fixed term under the service contract and either party may terminate with 3 month's notice. Mr. Yang is subject to the provisions of his service contract and the retirement provisions in the articles of association of the Company.

      There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there other matters that need to be brought to the attention of the Shareholders.

Lawrence J. Lau

      Born in 1944, Professor Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was also awarded the honorary degree of Doctor of Social Sciences by the Hong Kong University of Science and Technology in 1999. Professor Lau has authored or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. In July 2004, Professor Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong. He currently provides useful public service to the local community in his capacity as member of the Executive Committee of the HKSAR Government's Commission on Strategic Development, the Advisory Committee of the Independent Commission Against Corruption, and the Steering Committee on Innovation and Technology. He also serves on the Board of Directors of the Hong Kong Science and Technology Park Corporation as an independent non-executive director, as well as the Far EasTone Corporation as an independent director and the Shin Kong Financial Holdings Corporation as an independent supervisor, both listed

-------------------------------------------------------------------------------
APPENDIX II                                   DETAILS OF PROPOSED DIRECTORS FOR
                                            RE-ELECTION AND ELECTION AT THE AGM
-------------------------------------------------------------------------------
companies in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

      Professor Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

      Professor Lau has no interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

      There is no service contract between the Company and Professor Lau. Professor Lau's emoluments comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The emoluments of Professor Lau were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Professor Lau is subject to the retirement provisions in the articles of association of the Company, and is expected to retire and stand for re-election before 2009.

      There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there other matters that need to be brought to the attention of the Shareholders.

Edgar W. K. Cheng

      Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. Dr. Cheng has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., and Member of the Conference Board's Global Advisory Council. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 - 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People's Congress (1996-1997). Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 - 2001. He is at present Chairman of the Council of the Chinese University of Hong Kong, the Chairman of the World-Wide Investment Co. Ltd. and a member of the Board of Directors of the Hong Kong Institute for Monetary Research, non-executive director of the Standard Chartered Bank (Hong Kong) Ltd, independent director of Goldman Sachs Gao Hua Securities Co. Ltd, a member of The Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development as well as the Vice-Chairman of the Council for Sustainable Development. He is also a member of the 10th Chinese People's Political Consultative Conference National Committee.

      Dr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

      Dr. Cheng has no interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

      There is no service contract between the Company and Dr. Cheng. Dr. Cheng's emoluments are expected to comprise an annual remuneration of HK$500,000 (after Hong Kong tax). The emoluments of Dr. Cheng will be determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Dr. Cheng is subject to the retirement provisions in the articles of association of the Company, and is expected to retire and stand for re-election before 2009.

      There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX III                                    PROCEDURES FOR DEMANDING A POLL

     Pursuant to Article 69(a) of the Articles of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

      (i)   the Chairman of such meeting; or

      (ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

      (iii) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

      (iv) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

                                CNOOC LIMITED
                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

    Form of proxy for the Annual General Meeting to be held on 24 May 2006

I/We(Note 1) _________________________________________________________________
of ___________________________________________________________________________
being the registered holder(s) of ___________________ shares(Note 2) of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or _______________________________________
______________________________________________________________________________
of ___________________________________________________________________________
as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-la, Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 24 May 2006 at 2:30 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

----------------------------------------------------------------------------------------------------------------
                               ORDINARY RESOLUTIONS                            FOR(Note 4)       AGAINST(Note 4)
----------------------------------------------------------------------------------------------------------------
A1.     To receive and consider the Audited Statement of Accounts together with the Reports of the Directors and the Auditors thereon for the year ended 31 December 2005.
----------------------------------------------------------------------------------------------------------------
A2.     To declare a final dividend for the year ended 31 December 2005.
----------------------------------------------------------------------------------------------------------------
A3.     (i)___To re-elect Mr. Zhou Shouwei as Executive Director;               (i)               (i)
----------------------------------------------------------------------------------------------------------------
        (ii)  To re-elect Mr. Evert Henkes as Independent Non-executive         (ii               (ii)
              Director;
----------------------------------------------------------------------------------------------------------------
        (iii) To re-elect Mr. Cao Xinghe as Executive Director;                 (iii)             (iii)
----------------------------------------------------------------------------------------------------------------
        (iv) To re-elect Mr. Wu Zhenfang as Executive Director;                 (iv)              (iv)
----------------------------------------------------------------------------------------------------------------
        (v) To re-elect Mr. Yang Hua as Executive Director;                     (v)               (v)
----------------------------------------------------------------------------------------------------------------
        (vi)  To re-elect Professor Lawrence J. Lau as Independent              (vi)              (vi)
              Non-executive Director;
----------------------------------------------------------------------------------------------------------------
        (vii) To elect Dr. Edgar W. K. Cheng as a new Independent               (vii)             (vii)
              Non-executive Director; and
----------------------------------------------------------------------------------------------------------------
        (viii) To authorise the Board of Directors to fix the                   (viii)            (viii)
              remuneration of each of the Directors.
----------------------------------------------------------------------------------------------------------------
A4.     To re-appoint the Company's auditors and to authorise the Board of
        Directors to fix their remuneration.
----------------------------------------------------------------------------------------------------------------
B1.     To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution.
----------------------------------------------------------------------------------------------------------------
B2.     To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20%
        of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution.
----------------------------------------------------------------------------------------------------------------
B3.     To extend the general mandate granted to the Directors to allot, issue and deal with shares by the number of shares repurchased.
----------------------------------------------------------------------------------------------------------------

Dated this  ________________day of  _____________2006             Signed(Note 5) _______________________________


Notes:

1.    Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CNOOC Limited


                                               By:  /s/ Cao Yunshi
                                                   -----------------------------
                                                   Name: Cao Yunshi
                                                   Title:  Company Secretary

Dated: April 18, 2006